   As filed with the Securities and Exchange Commission on June 14, 2002


                                                 Registration No. 333-89900


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                            AMENDMENT NO. 1 TO

                                    FORM S-1

                               ----------------

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------
                           CONTANGO OIL & GAS COMPANY
             (Exact name of registrant as specified in its charter)

        Delaware                      1311                   95-4079863
     (State or other            (Primary Standard         (I.R.S. Employer
     jurisdiction of               Industrial            Identification No.)
    incorporation or           Classification Code
      organization)                  Number)

                               ----------------
             3700 Buffalo Speedway, Suite 960, Houston, Texas 77098
                                 (713) 960-1901
         (Address and telephone number of principal executive offices)

                               ----------------
                                KENNETH R. PEAK
                     President and Chief Executive Officer
             3700 Buffalo Speedway, Suite 960, Houston, Texas 77098
                                 (713) 960-1901
           (Name, address and telephone number of agent for service)

                               ----------------
                                   Copies to:
           RICHARD A. SHORTZ                    CHARLES H. STILL, JR.
          THOMAS P. CONAGHAN                Bracewell & Patterson, L.L.P.
      Morgan, Lewis & Bockius LLP         711 Louisiana Street, Suite 2900
          300 S. Grand Avenue                   Houston, Texas 77002
     Los Angeles, California 90071                 (713) 223-2900
            (213) 612-2500
                               ----------------

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this registration statement becomes effective

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          Number of
 Title of Each Class of   Shares to  Proposed Maximum Proposed Maximum  Amount of
    Securities to be          be      Offering Price     Aggregate     Registration
       Registered         Registered    per Share      Offering Price      Fee
------------------------------------------------------------------------------------
Depositary Shares.......   920,000          --               --             --
------------------------------------------------------------------------------------
Series C Preferred Stock
 (1)....................    92,000       $250.00        $23,000,000     $2,116.00(2)
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

(1) Plus an indeterminate number of shares of common stock issuable upon the conversion of the Series C Preferred Stock.
(2) The entire amount of the registration fee, $2,116.00, is being offset by the $2,116.00 registration fee previously paid in respect of unsold securities pursuant to the Registration Statement on Form S-1, Registration No. 333-88252, filed by Contango Oil & Gas Company on May 15, 2002.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it does not solicit an offer to buy these + +securities in any state or other jurisdiction where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to completion dated June 14, 2002


Prospectus
      , 2002

                           CONTANGO OIL & GAS COMPANY

                                 800,000 Shares

          Depositary Shares Each Representing 1/10 of a Share of    %
                Convertible Cumulative Preferred Stock, Series C

        LIQUIDATION PREFERENCE EQUIVALENT TO $25.00 PER DEPOSITARY SHARE

                           [CONTANGO OIL & GAS LOGO]

Contango Oil & Gas Company:

.. We are an independent natural gas and oil company. We explore and acquire natural gas and oil properties primarily onshore on the Gulf Coast and offshore in the Gulf of Mexico. Our current production is from onshore south Texas and offshore Gulf of Mexico.

.. Contango Oil & Gas Company
  3700 Buffalo Speedway, Suite 960
  Houston, Texas 77098
  (713) 960-1901

Symbol and Market:

.. Depositary shares: "MCF.PrC"/Application for listing has been filed with American Stock Exchange

.. Common stock: "MCF"/American Stock Exchange

.. Last reported sale price of common stock on June 5, 2002: $2.95

The Offering:

.. Cash dividends on the Series C preferred stock will be cumulative from the original date of issuance and will be payable quarterly from the original
  date of issuance at the rate of    % of the liquidation preference per year
  ($    per year per depositary share).

.. You may convert each share of Series C preferred stock represented by your
  depositary shares at any time into     shares of our common stock based on
  the initial conversion price of $      , subject to adjustment, which is
  equivalent initially to a conversion rate of      shares of common stock for
  each depositary share.

.. On or after June 30, 2004, we may, under certain circumstances described in this prospectus, at our option, cause the Series C preferred stock to automatically convert into shares of common stock.

.. The Series C preferred stock is redeemable at any time after June 30, 2006 at our option at the redemption prices described in this prospectus.

.. The Series C preferred stock will rank junior to our Series A preferred stock and our Series B preferred stock, and senior to our common stock, with respect to dividend rights, redemption rights, rights upon our liquidation, winding-up or dissolution, or otherwise.

.. We have granted the underwriter an option to purchase an additional 120,000 depositary shares to cover over-allotments, if any.

                                             Price to   Underwriting Proceeds to
                                              Public      Discount   Contango(1)
                                             --------   ------------ -----------
Per Depositary share.......................   $25.00       $1.75       $23.25
Total...................................... $20,000,000  $1,400,000  $18,600,000

-----
(1) Before deducting expenses of the offering payable by Contango estimated at $400,000.

This investment involves a high degree of risk. See "Risk Factors" beginning on page 10.

     Delivery of the depositary shares will be made on or after     , 2002.

                                  -----------
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.
           Any representation to the contrary is a criminal offense.

                         Morgan Keegan & Company, Inc.

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
The Offering.............................................................   3
Summary Historical and Pro Forma Consolidated Financial Information......   6
Summary Reserve and Operating Data.......................................   9
Risk Factors.............................................................  10
Cautionary Statement About Forward-Looking Statements....................  17
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends......  19
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  20
Price Range of Our Common Stock..........................................  20
Capitalization...........................................................  21
Selected Historical Consolidated Financial Information...................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  30
Management...............................................................  41
Security Ownership of Certain Beneficial Owners and Management...........  45
Certain Relationships and Transactions...................................  47
Description of Series C Preferred Stock and Depositary Shares............  48
Description of Our Other Capital Stock...................................  61
Material Federal Income Tax Consequences.................................  63
Underwriting.............................................................  68
Legal Matters............................................................  70
Change in Auditors.......................................................  70
Experts..................................................................  70
Where You Can Find More Information......................................  70
Glossary of Natural Gas and Oil Terms....................................  71
Report of Independent Petroleum Engineers................................ A-1
Index to Financial Statements............................................ F-1


                               ----------------

 You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. In this prospectus, the terms "Contango," "we," or "us" refer to Contango Oil & Gas Company and its subsidiaries. We encourage you to read this prospectus in its entirety before making an investment decision. You should carefully consider the information included in "Risk Factors." In addition, certain statements include forward-looking information that involves risks and uncertainties. See "Cautionary Statement About Forward-Looking Statements." If you encounter a technical term or abbreviation that you do not understand, please refer to our "Glossary of Natural Gas and Oil Terms" beginning on page 71 for a definition.

About Contango

   We are an independent natural gas and oil company that explores for, develops, produces and sells natural gas and crude oil. Our exploration and production efforts are currently focused onshore on the Gulf Coast and offshore in the Gulf of Mexico. Our primary source of production is currently in south Texas where we own an approximate 68% working interest and a 51% net revenue interest in properties located in our South Texas Exploration Program or "STEP." While our STEP interests currently account for nearly all of our production, we also have interests in producing properties located offshore in the Gulf of Mexico.

   As of April 1, 2002, we owned rights to 29.2 Bcfe of proved developed producing reserves, an increase of over 61% from June 30, 2001. The pre-tax net present value of our proved developed producing reserves as of April 1, 2002 was approximately $55.7 million.

   Total revenues and EBITDAX, which we define as earnings before interest, income taxes, depreciation, depletion and amortization, impairment expense and expensed exploration expenditures, including gains or losses from hedging, were $20.1 million and $16.6 million, respectively, for the nine months ended March 31, 2002. For the year ended June 30, 2001, total revenues and EBITDAX were $24.0 million and $19.0 million, respectively. Average net daily production for the nine months ended March 31, 2002 and for the year ended June 30, 2001 was
18.8 Mmcf of natural gas per day and 499 barrels of crude oil per day and 9.8 Mmcf of natural gas per day and 335 barrels of crude oil per day, respectively. Our average net daily production for the three months ended March 31, 2002 was
23.6 Mmcf of natural gas and 640 barrels of crude oil.

Our Strategy

   Our strategy is predicated upon two core beliefs: (1) that the only competitive advantage in the commodity-based natural gas and oil business is to be among the lowest cost producers and (2) that virtually all the exploration and production industry's value creation occurs through the drilling of successful exploratory wells. As a result, our business strategy includes the following elements:

   Funding exploration prospects developed by proven geoscientists. Our prospect generation and evaluation functions are performed by our alliance partner, Juneau Exploration Company, L.P. or "JEX." This proven group of four explorationists with 15 to 20 years of experience each has demonstrated its ability to find reserves both onshore and offshore in the Gulf of Mexico. In our experience, only a select group of explorationists are able to consistently and profitably find natural gas and oil. Our STEP properties were discovered by JEX and resulted in very competitive finding and development costs of $1.41 per Mcfe. Our principal exploration strategy is to fund exploration prospects generated by JEX.

   Negotiating acquisitions of proved properties. Since January 1, 2002, we have spent $23.4 million to acquire 12.9 Bcfe of proved developed producing reserves of natural gas and oil. We will continue to seek producing property acquisitions based on our view of the pricing cycles of natural gas and oil and available exploitation opportunities of probable and possible reserves.

   Controlling general and administrative and geological and geophysical costs. Our goal is to be among the highest in the industry in revenue and profit per employee and among the lowest in the industry in general and administrative costs. We plan to continue our program of outsourcing geological, geophysical, reservoir engineering and land functions, and partnering with cost efficient operators whenever possible. We currently have four employees.

   Structuring transactions to minimize front-end investments. We seek to maximize returns on capital by minimizing up-front investments of our own capital in acreage, seismic data, and prospect generation. We want our key partners to share in both the risk and the rewards of our success.

   Seeking new alliance ventures. While our core focus will remain the domestic exploration and production business, we will also continue to seek alliance ventures with companies and individuals that offer attractive investment opportunities. These opportunities may include domestic or foreign exploration prospects, as well as investments in downstream natural gas assets, such as our recent acquisition of an option to purchase a minority interest in a proposed liquified natural gas, or LNG, receiving and regasification terminal being developed in Freeport, Texas by Cheniere Energy, Inc.

   Structuring incentives to drive behavior. We believe that equity ownership aligns the interests of our partners, employees, and stockholders. Our directors and executive officers currently hold approximately 32% of our common stock. In addition, our alliance agreement with JEX requires JEX to co-invest on every prospect that it recommends to us.

Onshore Exploration

   Our onshore exploration strategy is to identify large acreage positions with available 3-D seismic data and to quickly evaluate, develop and drill economic prospects. Our first significant onshore exploration program was our STEP properties. Our STEP properties have proven to be an excellent program for us, resulting in 31 economically successful wells out of a 40-well exploration program over a 22-month period. Over 95% of our net reserves and net production is from our STEP properties.

   Our onshore business strategy includes acquiring additional large acreage prospects in south Texas and in other areas of the United States.

Offshore Exploration

   We formed the Republic Exploration, L.L.C. and Magnolia Offshore Exploration, L.L.C. joint ventures with JEX to find and develop natural gas and oil opportunities in the Gulf of Mexico. Two different private seismic data companies have licensed the rights to reprocessed 3-D seismic data covering a total of approximately 2,000 blocks of the Gulf of Mexico continental shelf to these two joint ventures. Republic Exploration, in which we have a 33 1/3% interest, has access to approximately 1,400 of these blocks of reprocessed 3-D seismic data. Magnolia Offshore Exploration, in which we have a 50% interest, has access to approximately 600 blocks of reprocessed 3-D seismic data.

   To date, Republic Exploration and Magnolia Offshore Exploration have focused on identifying prospects, purchasing lease blocks at federal and state lease sales, and farming out these leases to industry partners. In the future, however, we expect that Republic Exploration and Magnolia Offshore Exploration may seek to retain a working interest in these offshore prospects. Further, Contango may seek to farm-in a working interest in the prospects alongside of, and on the same terms as, third-party industry partners.

Recent Developments

   We invested approximately $20.0 million during our third quarter ending March 31, 2002, and $3.4 million on April 1, 2002 for a total of $23.4 million in working interest acquisitions since January 2002. These proved reserve acquisitions increased our net proved developed producing reserves by 12.9 Bcfe at an acquisition cost of $1.81 per Mcfe, and thereby increased our working interest and net revenue interest in the STEP wells to approximately 68% and 51%, respectively, from 43% and 33%, respectively.

   In addition, on March 28, 2002, we repurchased 2,575,000 shares of our common stock owned by the Southern Ute Indian Tribe Growth Fund for $6.2 million. After this share repurchase, which represented a 22% reduction in outstanding common shares, we had 8,930,382 common shares outstanding as of April 30, 2002.

   Our offices are located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098, our telephone number is (713) 960-1901, and our web-page is www.mcfx.biz. Information on this web-page is not part of this prospectus.

                                  THE OFFERING

Securities Offered..........  800,000 depositary shares each representing 1/10 of a share of our Series C preferred stock

Dividends...................  Cumulative annual cash dividends of $      per
                              share of Series C preferred stock, which is the
                              equivalent of $      per depositary share,
                              payable quarterly in cash on or before March 31, June 30, September 30, and December 31, commencing September 30, 2002, when, as and if declared by the board. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series
                              C preferred stock will accumulate and be cumulative from the date of issuance. Accumulated dividends on the Series C preferred stock will not bear interest.

Liquidation Preference......  $250.00 per share of Series C preferred stock, which is the equivalent of $25.00 per depositary share, plus unpaid accumulated and accrued dividends.

Ranking.....................  With respect to dividend rights, redemption rights and rights upon our liquidation, winding-up or dissolution or otherwise, the Series C preferred stock will rank:

                              - junior to all of our Series A preferred stock
                               and Series B preferred stock;

                              - senior to all of our common stock and to all of
                               our other capital stock unless the terms of that stock expressly provide that it ranks senior to or on a parity with the Series C preferred stock; and

                              - on a parity with any of our capital stock
                               issued in the future, the terms of which expressly provide that it will rank on a parity with the Series C preferred stock.

Redemption..................  On or after June 30, 2006, we may, at our option, redeem all, but not a portion, of the Series C preferred stock at a cash redemption price of 105% of the $250.00 liquidation value or $262.50 per share of Series C preferred stock, which is the equivalent of $26.25 per depositary share, plus unpaid accumulated and accrued dividends to the redemption date. On or after June 30, 2009, we may, at our option, redeem all, but not a portion, of the Series C preferred stock at a cash redemption price of $250.00, which is the equivalent of $25.00 per depositary share, plus unpaid accumulated and accrued dividends to the redemption date.

Conversion Rights...........  Each share of Series C preferred stock may be converted at any time, at the holder's option,
                              into, initially,         shares of our common
                              stock plus cash in lieu of fractional shares. The conversion ratio is based on an initial
                              conversion price of $      per share of common
                              stock. The conversion price is subject to adjustment upon the occurrence of certain events. The depositary shares themselves are not convertible into our common stock, but holders of depositary shares may instruct the depositary to convert the depositary shares into a proportional number of shares of our common stock, but only in increments of ten depositary shares.

Mandatory Conversion........  On or after June 30, 2004, we may, at our option, cause all, but not a portion, of the Series C preferred stock to be automatically converted into shares of our common stock at the then prevailing conversion price. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days, including the last trading day of the period, the closing price of our common stock equals or exceeds 130% of the then prevailing conversion price of the Series C preferred stock. In addition, if there are less than 9,200 shares of Series C preferred stock outstanding, we may, on or after June 30, 2006, at our option, cause the Series C preferred stock to be automatically converted into a number of shares of our common stock equal to the liquidation preference of each share of Series C preferred stock, $250.00, divided by the lesser of the then prevailing conversion price and the average closing price of the common stock for the five trading day period ending on the second day immediately preceding the date fixed for conversion. We may not cause the mandatory conversion of the Series C preferred stock unless we have paid all cumulative dividends for prior periods.

Voting Rights...............  Except as provided below or as required by
                              Delaware law and our certificate of
                              incorporation, which will include the certificate of designations for the Series C preferred stock, the holders of Series C preferred stock will have no voting rights. If dividends payable on the Series C preferred stock are in arrears for six or more quarterly periods, the holders of the Series C preferred stock, voting as a single class with the shares of any other parity preferred stock having similar rights that are then exercisable, will be entitled at the next regular or special meeting of our stockholders to elect one director, and the number of directors that compose our board will be increased by one director. These voting rights and the term of the additional director so elected will continue until the dividend arrearage on the Series C preferred stock has been paid in full. The affirmative consent of holders of at least a majority of the outstanding Series C preferred stock will be required for the issuance of any class or series of stock, or security convertible into stock, ranking senior to the Series C preferred stock as to dividend rights, redemption rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the Series C preferred stock.

Tax Consequences............  The U.S. federal income tax consequences of purchasing, owning and disposing of the
                              depositary shares, the Series C preferred stock and any common stock received upon its conversion are described in "Material Federal Income Tax Consequences." Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the depositary shares, the Series C preferred stock and any common stock received upon its conversion in light of their personal investment circumstances, including consequences resulting from the possibility that actual or constructive distributions on the Series C preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, in which case they would not be treated as dividends for U.S. federal income tax purposes.

Use of Proceeds.............  We intend to use the net proceeds to repay all of the outstanding debt under our secured reducing revolving credit facility with Guaranty Bank, FSB, which we refer to as our "Credit Facility" in this prospectus, totaling $15.9 million as of June 1, 2002, with any remaining proceeds to fund a portion of our exploration and development activities, or our possible investment in the proposed Freeport LNG terminal. Pending use for these purposes, we plan to invest the net proceeds from the offering in short-term investment-grade interest-bearing securities.

      SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   The following tables present a summary of our historical and pro forma consolidated financial information, in each case for the periods and as of the dates indicated. Our summary historical financial information for the years ended June 30, 1999, 2000 and 2001 is derived from our audited financial statements included in this prospectus. Since January 2002, Contango has completed multiple acquisitions to increase its working and net revenue interests in the STEP properties, as described in "Recent Developments." The results of operations of these acquisitions for the period ended March 31, 2002 have been included from the dates of closing of the acquisition. Our summary historical financial information for the nine months ended March 31, 2001 and 2002 is derived from the unaudited financial statements also included in this prospectus. Prior to July 1, 1999, we operated under different management and a different board of directors, and we were not engaged in the natural gas and oil business. Accordingly, the financial information for periods ending prior to July 1, 1999 is not comparable to information for the periods beginning on or after July 1, 1999.

   Our summary pro forma financial information for the year ended June 30, 2001 and the nine months ended March 31, 2002 is derived from the unaudited pro forma financial statements included in this prospectus. Our summary pro forma financial information presents the pro forma effects of the acquisitions of additional working and net revenue interests in the STEP properties, as described in "Recent Developments." Our pro forma balance sheet assumes that the $3.4 million acquisition which was completed on April 1, 2002 occurred as of March 31, 2002. The other acquisitions, which totaled approximately $20 million and each of which occurred in our third quarter ended March 31, 2002, are described in "Recent Developments" and are included in the historical balance sheet data as of March 31, 2002. Our pro forma statement of operations assumes that all of the acquisitions referred to above occurred at the beginning of the period presented. A more complete explanation of the pro forma adjustments can be found in the notes to the pro forma financial statements.

   This table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                          Year Ended June 30,                         Nine Months Ended March 31,
                           -----------------------------------------------------  -------------------------------------
                                                                     Pro Forma                               Pro Forma
                              1999          2000          2001          2001         2001         2002         2002
                           -----------  -------------  -----------  ------------  -----------  -----------  -----------
 Statement of Operations
  Data:
 Revenues:
 Natural gas and oil
  sales..................  $        --  $     298,339  $24,548,723  $ 35,758,630  $16,811,345  $15,908,607  $22,258,682
 Gain (loss) from
  hedging activities.....           --             --     (557,654)     (557,654)  (1,678,813)   4,145,216    4,145,216
                           -----------  -------------  -----------  ------------  -----------  -----------  -----------
  Total revenues.........           --        298,339   23,991,069    35,200,976   15,132,532   20,053,823   26,403,898
                           -----------  -------------  -----------  ------------  -----------  -----------  -----------
 Expenses:
 Operating expenses......           --         85,254    2,631,905     3,747,586    1,686,836    2,525,620    3,389,596
 Exploration expenses....           --        604,136    4,167,427     4,167,427    2,324,521    2,522,836    2,522,836
 Depreciation, depletion
  and amortization.......           --        344,815    4,023,672     6,385,809    2,742,883    6,044,823    9,268,506
 Impairment of proved
  natural gas and oil
  properties.............           --        548,245      300,466       300,466           --           --           --
 General and
  administrative
  expense................      107,725        763,576    2,356,421     2,356,421    1,677,778    1,331,146    1,331,146
                           -----------  -------------  -----------  ------------  -----------  -----------  -----------
  Total expenses.........      107,725      2,346,026   13,479,891    16,957,709    8,432,018   12,424,425   16,512,084
                           -----------  -------------  -----------  ------------  -----------  -----------  -----------
 Income (loss) from
  operations.............     (107,725)    (2,047,687)  10,511,178    18,243,267    6,700,514    7,629,398    9,891,814
 Interest expense........           --        (10,341)      (8,674)     (693,810)      (5,555)     (97,244)    (523,861)
 Interest income.........       23,407        141,049      414,403       414,403      323,376      169,156      169,156
 Gain on sale of assets..           --         70,235           --            --           --      373,539      373,539
                           -----------  -------------  -----------  ------------  -----------  -----------  -----------
  Income (loss) before
   income taxes..........      (84,318)    (1,846,744)  10,916,907    17,963,860    7,018,335    8,074,849    9,910,648
 Provision for income
  taxes..................          800             --    3,179,248     5,645,682    1,810,057    2,826,063    3,468,593
                           -----------  -------------  -----------  ------------  -----------  -----------  -----------
 Net income (loss).......      (85,118)    (1,846,744)   7,737,659    12,318,178    5,208,278    5,248,786    6,442,055
 Preferred stock
  dividends..............       30,226             --      475,205       475,205      325,206      450,000      450,000
                           -----------  -------------  -----------  ------------  -----------  -----------  -----------
 Net income (loss)
  attributable to common
  stock..................  $ (115,344)  $ (1,846,744)  $ 7,262,454  $ 11,842,973  $ 4,883,072  $ 4,798,786  $ 5,992,055
                           ===========  =============  ===========  ============  ===========  ===========  ===========
 Net income (loss) per
  share:
   Basic.................  $     (0.15) $       (0.37) $      0.64  $       1.05  $      0.44  $      0.42  $      0.52
                           ===========  =============  ===========  ============  ===========  ===========  ===========
   Diluted...............  $     (0.15) $       (0.37) $      0.54  $       0.86  $      0.37  $      0.37  $      0.45
                           ===========  =============  ===========  ============  ===========  ===========  ===========
 Weighted average common
  shares outstanding:
 Basic...................      754,933      4,953,729   11,287,098    11,287,098   11,220,609   11,477,836   11,477,836
                           ===========  =============  ===========  ============  ===========  ===========  ===========
 Diluted.................      754,933      4,953,729   14,381,124    14,381,124   14,161,895   14,301,024   14,301,024
                           ===========  =============  ===========  ============  ===========  ===========  ===========

                                                                   Nine Months Ended
                                Year Ended June 30,                    March 31,
                         ------------------------------------  --------------------------
                           1999        2000          2001          2001          2002
                         ---------  -----------  ------------  ------------  ------------
Other Financial Data:
  EBITDAX (1)(2)........ $(107,725) $  (480,256) $ 19,002,743  $ 11,767,918  $ 16,570,596
  Net cash flow provided
   by (used in)
   operating
   activities........... $ (92,913) $  (912,409) $ 12,957,712  $  7,325,366  $ 18,374,345
  Net cash used in
   investing
   activities........... $      --  $(3,505,913) $(24,535,487) $(17,903,771) $(27,333,561)
  Net cash provided by
   financing
   activities........... $      --  $ 7,723,039  $  9,393,211  $  9,587,212  $ 11,483,601
  Capital expenditures.. $      --  $ 2,957,369  $ 22,768,970  $ 14,605,582  $ 26,788,506
  Ratio of earnings to
   combined fixed
   charges and preferred
   dividends............        (3)          (4)         14.4x         13.6x         10.1x

                                 As of June 30,           As of March 31, 2002
                         ------------------------------- -----------------------
                           1999      2000       2001       Actual     Pro Forma
                         -------- ---------- ----------- ----------- -----------
Balance Sheet Data:
  Working capital
   (deficit)............ $413,524 $4,929,724 $ 4,781,823 $ 1,984,011 $(1,408,467)
  Total assets.......... $489,889 $6,642,504 $31,722,197 $51,498,499 $51,498,499
  Long term debt (5).... $     -- $       -- $        -- $17,608,250 $17,608,250
  Stockholders' equity
   (6).................. $413,524 $6,405,384 $25,019,693 $23,647,796 $23,647,796

--------
(1) EBITDAX represents earnings before interest, income taxes, depreciation, depletion and amortization, impairment expense and expensed exploration expenditures, including gain (loss) from hedging activities. We have reported EBITDAX because we believe EBITDAX is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. We believe EBITDAX assists investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion and amortization, impairment of natural gas and oil properties and exploration expenses which can vary significantly depending upon accounting methods. EBITDAX is not a calculation based on the U.S. generally accepted accounting principles and should not be considered an alternative to net income (loss) in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDAX. While we have disclosed our EBITDAX to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDAX as reported by us may not be comparable in all instances to EBITDAX as reported by other companies. EBITDAX amounts may not fully be available for management's discretionary use, due to requirements to conserve funds for capital expenditures, debt service, preferred stock dividends and other commitments.

(2) Pro forma EBITDAX for the year ended June 30, 2001 and the nine months ended March 31, 2002 was $29,096,969 and $22,056,695, respectively.

(3) Earnings were insufficient to cover fixed charges and preferred dividends by $130,820.

(4) Earnings were insufficient to cover fixed charges and preferred dividends by $1,846,744.

(5) Long term debt as of March 31, 2002 excludes $1,425,000 relating to the current portion of our long term debt.

(6) Stockholders' equity as of March 31, 2002 actual reflects a $6,180,000 reduction, which represents the repurchase by the Company of 2,575,000 shares of its common stock.

                       SUMMARY RESERVE AND OPERATING DATA

   The tables below present a summary of our reserve and operating data for the periods and of the dates indicated. Estimates of proved reserves as of June 30, 2000 and 2001 and as of April 1, 2002 are based on reserve reports prepared by our independent petroleum engineering consultants. William M. Cobb & Associates, Inc. prepared the report for our reserves as of June 30, 2000 and June 30, 2001 and W.D. Von Gonten & Co. prepared the report for our reserves as of April 1, 2002. For additional information, please read the supplemental natural gas and oil information following the notes to our consolidated financial statements included elsewhere in this prospectus.

   The pre-tax net present value of future cash flows attributable to our proved reserves as of April 1, 2002, was determined by using the April 1, 2002 prices of $3.56 per Mcf for natural gas at the Houston Ship Channel and $20.00 per barrel of oil at Koch's South Texas Crude Oil Posting, in each case after adjusting for basis, transportation costs, and Btu content. Estimated reserve volumes and values were determined under the method prescribed by the SEC that requires the application of period-end prices for each period, held constant throughout the projected reserve life. You should not assume that the pre-tax net present value of future cash flows referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. Appendix A to this prospectus contains a letter prepared by W.D. Von Gonten & Co., summarizing the reserve report as of April 1, 2002.

                                              Year Ended     Nine Months Ended
                                               June 30,          March 31,
                                           ---------------- -------------------
                                            2000    2001      2001      2002
                                           ------ --------- --------- ---------
Production:
 Natural gas (Mcf)........................ 28,094 3,570,026 2,238,360 5,137,800
 Oil (barrels)............................  6,384   122,093    86,765   136,200
                                           ------ --------- --------- ---------
  Total (Mcfe)............................ 66,398 4,302,584 2,758,950 5,955,000
 Natural gas (Mcf per day)................     77     9,781     8,199    18,820
 Oil (barrels per day)....................     17       335       318       499
                                           ------ --------- --------- ---------
  Total (Mcfe per day )...................    179    11,791    10,107    21,814
Average sales price:
 Natural gas (per Mcf).................... $ 4.16 $    5.92 $    6.39 $    2.70
 Oil (per barrel).........................  28.43     27.95     28.98     20.55
                                           ------ --------- --------- ---------
  Total (per Mcfe)........................ $ 4.49 $    5.71 $    6.09 $    2.78
Selected data per Mcfe:
 Production and severance taxes........... $ 0.12 $    0.39 $    0.41 $    0.19
 Lease operating expenses................. $ 1.16 $    0.22 $    0.20 $    0.23
 General and administrative expenses...... $11.50 $    0.55 $    0.61 $    0.22
 Depreciation, depletion and amortization
  of natural gas and oil properties....... $ 5.15 $    0.92 $    0.99 $    1.00

                                            As of June 30,
                                        -----------------------
                                                                As of April 1,
                                           2000        2001          2002
                                        ----------- ----------- --------------
Estimated Proved Natural Gas and Oil
 Reserves:
Natural gas reserves (Mmcf):
 Proved developed......................       1,206      14,013       25,552
 Proved undeveloped....................       1,480       2,121           --
                                        ----------- -----------  -----------
  Total................................       2,686      16,134       25,552
                                        =========== ===========  ===========
Oil reserves (thousands of barrels):
 Proved developed......................          70         300          613
 Proved undeveloped....................          67          35           --
                                        ----------- -----------  -----------
  Total................................         137         335          613
                                        =========== ===========  ===========
  Total proved reserves (Mmcfe)........       3,508      18,144       29,230
                                        ----------- -----------  -----------
Pre-tax net present value:
 Proved developed...................... $ 6,009,225 $37,748,571  $55,734,738
 Proved undeveloped....................   6,250,896   4,877,226           --
                                        ----------- -----------  -----------
  Total................................ $12,260,121 $42,625,797  $55,734,738
                                        =========== ===========  ===========
Prices used in computing pre-tax net
 present value:
 Natural gas (per Mcf)................. $      5.03 $      4.08  $      3.56
 Oil (per barrel)...................... $     30.70 $     24.26  $     20.00

                                  RISK FACTORS

   You should carefully consider the risks described below before buying depositary shares in this offering. You should also refer to other information contained in this prospectus, including our consolidated financial statements and related notes.

Risk Factors Related to our Business

   We have no ability to control the prices that we receive for natural gas and oil. Natural gas and oil prices fluctuate widely, and low prices could have a material adverse effect on our revenues, profitability and growth. Our revenues, profitability and future growth will depend significantly on natural gas and crude oil prices. Prices received also will affect the amount of future cash flow available for capital expenditures and will affect our ability to raise additional capital. Lower prices may also affect the amount of natural gas and oil that we can economically produce.

   Prices for natural gas and oil fluctuate widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained below prices that prevailed in previous years. Conversely, in late 2000 and early 2001, prices, particularly for natural gas, increased to unprecedented levels only to fall back to levels experienced in the late 1990s. Factors that can cause price fluctuations include:

  .  The domestic and foreign supply of natural gas and oil

  .  Overall economic conditions

  .  The level of consumer product demand

  .  Weather conditions

  .  The price and availability of alternative fuels

  . Political conditions in the Middle East and other natural gas and oil producing regions

  .  The price of foreign imports

  .  Domestic and foreign governmental regulations

   Because we have a limited operating history in the natural gas and oil industry, our future operating results are difficult to forecast. We entered the natural gas and oil exploration and production business in July 1999, and as a result, we have limited historical financial and operating information available on which to base your evaluation of our future performance. This limited operating history makes it difficult to predict our future results. Additionally, because we have fewer financial resources than many companies in our industry, we may be at a disadvantage in bidding for acreage, seismic data and exploratory prospects and producing natural gas and oil properties.

   Our ability to successfully execute our business plan is dependent on our ability to obtain adequate financing. Our business plan, which includes participation in an increasing number of exploration prospects, has required and will require substantial capital expenditures. We anticipate that we will require additional financing to fund our planned growth. Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time we seek such capital. Accordingly, we cannot be certain that additional financing will be available to us on acceptable terms, if at all. In particular, our Credit Facility, which we discuss in "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Facility," imposes limits on our ability to borrow under the facility based on adjustments to the value of our hydrocarbon reserves, and our Credit Facility and the terms of our outstanding preferred stock limit our ability to incur additional indebtedness. In the event additional capital resources are unavailable, we may be required to curtail our exploration and development activities or be forced to sell some of our assets in an untimely fashion or on less than favorable terms.

   Hedging our production may result in losses. From time to time, we enter into hedging arrangements on a portion of our natural gas and oil production to reduce our exposure to declines in the prices of natural gas and oil. The value of these arrangements can be volatile and can materially affect our future reported financial results. Hedging arrangements also expose us to risk of significant financial loss in some circumstances including the following:

  . There is a change in the expected differential between the underlying price in the hedging agreement and actual prices received

  .  Production is less than expected

  . Payments owed under derivative hedging contracts typically come due prior to receipt of the hedged months production revenues

  . The other party to the hedging contract defaults on its contract obligations

   In addition, these hedging arrangements limit the benefit we would receive from increases in the prices for natural gas and oil. Furthermore, if we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging arrangements. Please refer to our discussion in "Hedging Activities" under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present values of our reserves. The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. Please read "Business--Natural Gas and Oil Reserves" for a discussion of our proved natural gas and oil reserves.

   In order to prepare these estimates we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of natural gas and oil reserves are inherently imprecise.

   Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and pre-tax net present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Moreover, the producing wells included in our reserve report have produced for a relatively short period of time as of April 1, 2002. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

   You should not assume that the pre-tax net present value of our proved reserves referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. We base the pre-tax net present value of future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices, costs, and the volume of produced reserves may differ materially from those used in the pre-tax net present value estimate.

   Natural gas and oil reserves are depleting assets and the failure to replace our reserves would adversely affect our production and cash flows. Our future natural gas and oil production depends on our success in finding or acquiring new reserves. If we fail to replace reserves, our level of production and cash flows would be adversely impacted. Production from natural gas and oil properties decline as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Further, substantially all of our reserves are proved developed producing. Accordingly, we do not have significant opportunities to increase our production from our existing proved reserves. Our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. If we are not successful, our future production and revenues will be adversely affected.

   We depend on the services of our president and chief executive officer, and implementation of our business plan could be seriously harmed if we lost his services. We depend heavily on the services of Kenneth R. Peak, our president and chief executive officer. We do not have an employment agreement with Mr. Peak, and the proceeds from a $10 million "key person" life insurance policy on Mr. Peak may not be adequate to cover our losses in the event of Mr. Peak's death. The loss of his services could seriously harm or prevent us from implementing our business plan.

   We depend on the technical services provided by JEX and could be seriously harmed if our alliance agreement with JEX were terminated. Because we have only four employees, none of whom are geoscientists or engineers, we are dependent upon alliance partners for the success of our natural gas and oil exploration projects and expect to remain so for the foreseeable future. In particular, we have an agreement with JEX to source, screen, generate and present exploration and acquisition opportunities to us. This agreement is cancelable by JEX with 180-days notice or 30-days notice if we are in default under our alliance agreement. Highly-qualified explorationists or engineers are difficult to attract and retain in this industry. As a result, the loss of the services of JEX could have a material adverse effect on us and could prevent us from pursuing our business plan. Additionally, JEX's loss of certain explorationists or engineers could have a material adverse effect on our operations as well.

   Exploration is a high risk activity, and our participation in drilling activities may not be successful. The fiscal year ended June 30, 2001 represents our first year of meaningful levels of natural gas and oil production and proved reserves. Our future success will largely depend on the success of our exploration drilling program. Participation in exploration drilling activities involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

  .  Unexpected drilling conditions

  . Blowouts, fires or explosions with resultant injury, death or environmental damage

  .  Pressure or irregularities in formations

  .  Equipment failures or accidents

  .  Adverse weather conditions

  .  Compliance with governmental requirements and laws, present and future

  . Shortages or delays in the availability of drilling rigs and the delivery of equipment

   Even when properly used and interpreted, 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. Poor results from our drilling activities would materially and adversely affect our future cash flows and results of operations.

   In addition, as a "successful efforts" company, we choose to account for unsuccessful exploration efforts, i.e. the drilling of "dry holes," as an expense of operations which impacts our earnings. Significant expensed exploration charges in any period would materially adversely affect our earnings for that period and could cause our earnings to be volatile from period to period.

   The natural gas and oil business involves many operating risks that can cause substantial losses. The natural gas and oil business involves a variety of operating risks, including:

  .  Blowouts, fires and explosions

  .  Surface cratering

  .  Uncontrollable flows of underground natural gas, oil or formation water

  .  Natural disasters

  .  Pipe and cement failures

  .  Casing collapses

  .  Stuck drilling and service tools

  .  Abnormal pressure formations

  . Environmental hazards such as natural gas leaks, oil spills, pipeline ruptures or discharges of toxic gases

   If any of these events occur, we could incur substantial losses as a result of:

  .  Injury or loss of life

  . Severe damage to and destruction of property, natural resources or equipment

  .  Pollution and other environmental damage

  .  Clean-up responsibilities

  .  Regulatory investigation and penalties

  .  Suspension of our operations

  .  Repairs necessary to resume operations

   Offshore operations also are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce the funds available for exploration, development or leasehold acquisitions, or result in loss of properties.

   If we were to experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, any one of which could adversely affect our ability to conduct operations. In accordance with customary industry practices, we maintain insurance against some, but not all, of these risks. Losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We may not be able to maintain adequate insurance in the future at rates we consider reasonable, and particular types of coverage may not be available. An event that is not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

   Our ability to market our natural gas and oil may be impaired by capacity constraints on the gathering systems and pipelines that transport our natural gas and oil. Most of our natural gas, and a substantial portion of our oil, is transported through gathering systems and pipelines which we do not own. Transportation capacity on gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to these facilities or due to capacity being utilized by other natural gas or oil shippers that may have priority transportation agreements. If the gathering systems or our transportation capacity is materially restricted or is unavailable in the future, our ability to market our natural gas or oil could be impaired and cash flow from the affected properties could be reduced, which could have a material adverse effect on our financial condition and results of operations.

   Most of our natural gas and oil production is concentrated in south Texas and is sold to a single purchaser. Most of our current production comes from wells drilled in south Texas. This production is being sold on a spot basis to a single purchaser. Any disruption of our marketing arrangements or financial difficulties with our purchaser, or alternative marketing sources, could have an adverse effect on our ability to market our natural gas and oil production. Additionally, if our purchaser suffered financial difficulties, we might not be able to collect receivables from the purchaser.

   We have no assurance of title to our leased interests. Our practice in acquiring exploration leases or undivided interests in natural gas and oil leases is not to incur the expense of retaining lawyers to examine the title to the mineral interest prior to executing the lease. Instead, we rely upon the judgment of lease brokers or landmen who perform the field work in examining records in the appropriate governmental, county or parish clerk's office before leasing a specific mineral interest. This practice is widely followed in the industry. Prior to the drilling of an exploration well the operator of the well will typically obtain a preliminary title review of the drillsite lease and/or spacing unit within which the proposed well is to be drilled to identify any obvious deficiencies in title to the well and, if there are deficiencies, to identify measures necessary to cure those defects to the extent reasonably possible. We have no assurance, however, that any such deficiencies have been cured by the operator of any such wells. It does happen, from time to time, that the examination made by the title lawyers reveals that the lease or leases are invalid, having been purchased in error from a person who is not the rightful owner of the mineral interest desired. In these circumstances, we may not be able to proceed with our exploration and development of the lease site or may incur costs to remedy a defect. It may also happen, from time to time, that the operator may elect to proceed with a well despite defects to the title identified in the preliminary title opinion.

   Competition in the natural gas and oil industry is intense, and we are smaller and have a more limited operating history than most of our competitors. We compete with a broad range of natural gas and oil companies in our exploration and property acquisition activities. We also compete for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial resources than we do. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties. Further, they may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil and to acquire additional properties in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating for a much longer time than we have and have demonstrated the ability to operate through industry cycles. We may not be able to compete effectively with these companies or in such a highly competitive environment.

   We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business. Our operations are subject to numerous laws and regulations governing the operation and maintenance of our facilities and the discharge of materials into the environment. Failure to comply with such rules and regulations could result in substantial penalties and have an adverse effect on us. These laws and regulations may:

  .  Require that we obtain permits before commencing drilling

  . Restrict the substances that can be released into the environment in connection with drilling and production activities

  . Limit or prohibit drilling activities on protected areas, such as wetlands or wilderness areas

  . Require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells

   Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain only limited insurance coverage for sudden and accidental environmental damages. We do not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Moreover, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability, or we may be required to cease production from properties in the event of environmental damages. These laws and regulations have been changed frequently in the past. In general, these changes have imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated factual developments could cause us to make environmental expenditures that are significantly different from those we currently expect. Existing laws and regulations could be changed and any such changes could have an adverse effect on our business and results of operations.

   We cannot control the activities on properties we do not operate. Other companies operate all of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors that are outside of our control, including:

  .  Timing and amount of capital expenditures

  .  The operator's expertise and financial resources

  .  Approval of other participants in drilling wells

  .  Selection of technology

   Acquisition prospects are difficult to assess and may pose additional risks to our operations. After this offering, we expect to evaluate and, where appropriate, pursue acquisition opportunities on terms our management considers favorable. In particular, we expect to pursue acquisitions that have the potential to increase our domestic natural gas and oil reserves. The successful acquisition of natural gas and oil properties requires an assessment of:

  .  Recoverable reserves

  .  Exploration potential

  .  Future natural gas and oil prices

  .  Operating costs

  .  Potential environmental and other liabilities and other factors

  . Permitting and other environmental authorizations required for our operations

   In connection with such an assessment, we would expect to perform a review of the subject properties that we believe to be generally consistent with industry practices. Nonetheless, the resulting conclusions are necessarily inexact and their accuracy inherently uncertain, and such an assessment may not reveal all existing or potential problems, nor will it necessarily permit a buyer to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

   Future acquisitions could pose numerous additional risks to our operations and financial results, including:

  .  Problems integrating the purchased operations, personnel or technologies

  .  Unanticipated costs

  . Diversion of resources and management attention from our exploration business

  . Entry into regions or markets in which we have limited or no prior experience

  . Potential loss of key employees, particularly those of the acquired organization

Risks Related to Our Securities

   Delaware law may limit our ability to pay cash dividends on the Series C preferred stock. Under Delaware law, cash dividends on capital stock may only be paid from "surplus" or, if there is no "surplus", from the corporation's net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on the Series C preferred stock would require the availability of adequate "surplus", which is defined as the excess, if any, of our net assets over our capital. Further, even if adequate surplus is available to pay cash dividends on the Series C preferred stock, we may not have sufficient cash to pay dividends on the Series C preferred stock.

   The Series C preferred stock is subordinated to all our existing indebtedness and to our Series A and Series B preferred stock and the terms of our Series C preferred stock do not limit our ability to incur future indebtedness that will rank senior to the Series C preferred stock. If we were to liquidate and distribute our assets, the rights of the holders of each series of our preferred stock, including the Series C preferred stock, would be subordinate to all of our then existing indebtedness, including indebtedness under our Credit Facility. In addition, if we were to liquidate and distribute our assets, the rights of the holders of our Series C preferred stock would be subordinate to the rights of the holders of our Series A preferred stock and our Series B preferred stock. The terms of the Series C preferred stock do not limit the amount of indebtedness or other obligations that we may incur.

   In addition, the terms of our Series A preferred stock and our Series B preferred stock provide that we may not pay dividends on our Series C preferred stock if we fail to pay scheduled dividends in cash to the holders of our Series A preferred stock and our Series B preferred stock.

   We do not intend to pay dividends on our common stock. We have never declared or paid a dividend on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain any future earnings for funding growth, and, therefore, holders of our common stock will not be able to receive a return on their investment unless they sell their shares.

   The sale of shares of our common stock eligible for future sale may adversely affect the price of our common stock. Sales of substantial amounts of our common stock in the public market following this offering could adversely affect the market price of the common stock. We, each of our directors and officers and certain of our stockholders have agreed, for a period of 90 days after the date of this prospectus, not to offer, pledge, sell, contract to sell, or otherwise dispose of any shares of our common stock or preferred stock other than through our issuances of common stock to our employees under our 1999 Stock Incentive Plan, without prior written consent of Morgan Keegan & Company, Inc. Upon expiration of this period, all 7,866,049 shares of common stock beneficially owned by our directors and officers and these stockholders will be eligible for sale into the market, subject to compliance with the volume and manner of sale limitations of Rule 144 under the Securities Act of 1933, as amended. The sale of shares upon expiration of this period, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of our common stock.

   Anti-takeover provisions of our certificate of incorporation, bylaws and Delaware law could adversely effect a potential acquisition by third parties that may ultimately be in the financial interests of our stockholders. Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain provisions that may discourage unsolicited takeover proposals. These provisions could have the effect of inhibiting fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts, preventing changes in our management or limiting the price that investors may be willing to pay for shares of common stock. These provisions, among other things, authorize the board of directors to:

  .  Designate the terms of and issue new series of preferred stock

  .  Limit the personal liability of directors

  .  Limit the persons who may call special meetings of stockholders

  .  Prohibit stockholder action by written consent

  . Establish advance notice requirements for nominations for election of the board of directors and for proposing matters to be acted on by stockholders at stockholder meetings

  . Require us to indemnify directors and officers to the fullest extent permitted by applicable law

  . Impose restrictions on business combinations with some interested parties

             CAUTIONARY STATEMENT ABOUT FORWARD--LOOKING STATEMENTS

   Some of the statements made in this prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words and phrases "should be", "will be", "believe", "expect", "anticipate", "estimate", "forecast", "goal" and similar expressions identify forward-looking statements and express our expectations about future events. These include such matters as:

  .  Our financial position

  .  Business strategy and budgets

  .  Anticipated capital expenditures

  .  Drilling of wells

  .  Natural gas and oil reserves

  .  Timing and amount of future production of natural gas and oil

  .  Operating costs and other expenses

  .  Cash flow and anticipated liquidity

  .  Prospect development and property acquisitions

  .  Hedging results

   Although we believe the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will occur. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from future results expressed or implied by the forward-looking statements. These factors include among others:

  .  Risks associated with exploration

  .  Ability to raise capital to fund capital expenditures

  .  Ability to find, acquire, market, develop and produce new properties

  .  Volatility of natural gas and oil prices

  . Uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures

  .  Operating hazards attendant to the natural gas and oil business

  . Downhole drilling and completion risks that are generally not recoverable from third parties or insurance

  .  Potential mechanical failure or under-performance of significant wells

  .  Climatic conditions

  .  Availability and cost of material and equipment

  .  Delays in anticipated start-up dates

  .  Actions or inactions of third-party operators of our properties

  .  Commodity price movements adversely affecting our hedge position

  .  Ability to find and retain skilled personnel

  .  Availability of capital

  .  Strength and financial resources of competitors

  .  Regulatory developments

  .  Environmental risks

  .  General economic conditions

   When you consider these forward-looking statements, you should keep in mind the risk factors and the other cautionary statements in this prospectus. You should not unduly rely on these forward-looking statements in this prospectus, as they speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. See the information under the heading "Risk Factors" above for some of the important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements.

      RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

   Our consolidated ratio of earnings to combined fixed charges and preferred dividends for the periods shown are as follows:

                           Year ended
                            June 30,           Nine months ended March 31,
                         ----------------  --------------------------------------
                                                       Pro Forma  Pro Forma, as
                         1999  2000  2001  2001  2002   2002(3)  Adjusted 2002(4)
                         ----  ----  ----  ----  ----  --------- ----------------
Ratio of earnings to
 combined fixed charges
 and preferred
 dividends.............   (1)   (2)  14.4x 13.6x 10.1x    8.5x         4.1x

--------
(1) Earnings were insufficient to cover fixed charges and preferred dividends by $130,820.
(2) Earnings were insufficient to cover fixed charges and preferred dividends by $1,846,744.
(3) Gives effect to the acquisitions described under "Prospectus Summary-- Recent Developments" as if they were completed at the beginning of the period presented.
(4) Gives further effect to the issuance of the Series C preferred stock with an assumed dividend rate of 8% per annum in connection with this offering and the application of the proceeds from this offering to the repayment of indebtedness under our Credit Facility, as described in "Use of Proceeds" as if both events occurred at the beginning of the period presented.

   For purposes of this ratio, earnings are defined as income before income taxes plus fixed charges excluding preferred dividends. Combined fixed charges and preferred dividends consist of interest expense, the estimated interest component of rent expense that includes an interest factor and preferred dividends grossed up using an effective tax rate of 35%.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of $18.2 million, or $21.0 million if the underwriter exercises its over-allotment option in full, from the sale of the depositary shares offered by this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds to repay all of the outstanding debt under our secured reducing revolving credit facility with Guaranty Bank, FSB, which we refer to as our "Credit Facility" in this prospectus, totaling approximately $18.2 million at March 31, 2002 and $15.9 million as of June 1, 2002, with available remaining proceeds to fund a portion of our exploration and development activities. We may also use some of the remaining proceeds from the offering towards our possible investment in the proposed Freeport LNG terminal. See "Business--Freeport LNG Terminal." If we choose to exercise our option to invest in the project, we will spend $1.5 million to purchase a 10% limited partner interest in the venture. We also have the option to increase our investment to 20% for an additional $1.5 million. Pending use for these purposes, we plan to invest the net proceeds in short-term investment-grade interest-bearing securities.

   The weighted average interest rate for outstanding borrowings under our Credit Facility as of March 31, 2002 was 4.3%. Our Credit Facility has a maturity of June 29, 2004. We have used borrowings under our Credit Facility to fund a portion of our exploration, development and property acquisition activities and expect to continue to do so in the future.

                                DIVIDEND POLICY

   We intend to pay regular cash dividends on our Series C preferred stock, which dividends will be paid to the holders of our depositary shares on a proportional basis. We also pay cash dividends on our Series A preferred stock and our Series B preferred stock. We will not be able to pay dividends on our Series C preferred stock if we fail to pay cash dividends on our Series A preferred stock and Series B preferred stock.

   We have not declared or paid any dividends on our shares of common stock and do not anticipate paying any dividends on our shares of common stock in the future. Currently, except for the regular dividends that we pay on our Series A and Series B preferred stock, and the dividends that we expect to pay on the Series C preferred stock, we intend to retain any future earnings for use in the operations and expansion of our natural gas and oil business. Our Credit Facility currently prohibits us from paying any cash dividends on our common stock. The Credit Facility does, however, permit the payment of stock dividends on our common stock. Any future decision to pay dividends on our common stock will be at the discretion of our board and will depend upon our financial condition, results of operations, capital requirements, and other factors our board may deem relevant. The sum of annual dividend payments on our Series A,
Series B and Series C preferred stock is $   million per year.

                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock was listed on the American Stock Exchange in January 2001 under the symbol "MCF." Prior to that time, our common stock traded on the Nasdaq over-the-counter market. The table below shows, for the periods indicated, the high and low closing prices of our common stock.

                                                                    High   Low
                                                                    ----- -----
   Fiscal Year 2000(1):
     Quarter ended September 30, 1999.............................. $1.25 $0.25
     Quarter ended December 31, 1999...............................  2.00  1.25
     Quarter ended March 31, 2000..................................  2.00  1.50
     Quarter ended June 30, 2000...................................  2.25  1.50

   Fiscal Year 2001:
     Quarter ended September 30, 2000.............................. $7.06 $1.50
     Quarter ended December 31, 2000...............................  5.91  3.25
     Quarter ended March 31, 2001..................................  7.50  4.65
     Quarter ended June 30, 2001...................................  5.09  3.72

   Fiscal Year 2002:
     Quarter ended September 30, 2001.............................. $4.00 $2.30
     Quarter ended December 31, 2001...............................  3.04  2.35
     Quarter ended March 31, 2002..................................  3.46  2.55
     Quarter ended June 30, 2002 (through June 5, 2002)............  3.94  2.90

--------
(1) The Company began its operations as a natural gas and oil exploration company on July 1, 1999.

   As of March 31, 2002, there were 166 holders of record of our common stock. On June 5, 2002, the closing price of our common stock on the American Stock Exchange was $2.95.

                                 CAPITALIZATION

   The following table shows (1) our cash and capitalization as of March 31, 2002 on an actual basis and (2) our pro forma cash and capitalization as of March 31, 2002, giving effect to our acquisition of additional interests in our STEP properties on April 1, 2002, as adjusted to reflect this offering of the depositary shares and the application of the net proceeds from this offering to reduce indebtedness in the manner described under "Use of Proceeds" assuming no exercise of the underwriter's over-allotment option. The table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                       As of March 31, 2002
                                                      ------------------------
                                                                   Pro Forma,
                                                        Actual     as Adjusted
                                                      -----------  -----------
Cash and cash equivalents............................ $ 4,110,727  $   768,249
                                                      ===========  ===========
LONG TERM DEBT (including current portion of
 $1,425,000 for actual and $0 pro forma, as
 adjusted)........................................... $19,033,250  $   833,250
                                                      -----------  -----------
SHAREHOLDERS' EQUITY:
  Series A preferred stock, $0.04 par value, 5,000
   shares authorized, 2,500 shares issued and
   outstanding at March 31, 2002, liquidation
   preference of $1,000 per share....................         100          100
  Series B preferred stock, $0.04 par value, 10,000
   shares authorized, 5,000 shares issued and
   outstanding at March 31, 2002, liquidation
   preference of $1,000 per share....................         200          200
  Series C preferred stock, $0.04 par value,
   liquidation preference of $250 per share, no
   shares authorized or outstanding at March 31, 2002
   actual, 92,000 shares authorized and 80,000 shares
   issued and outstanding at March 31, 2002, pro
   forma as adjusted.................................          --        3,200
  Common stock, $0.04 par value, 50,000,000 shares
   authorized, 11,505,182 issued and 8,930,182 shares
   outstanding at March 31, 2002.....................     460,207      460,207
  Additional paid-in capital.........................  20,968,735   39,165,535
  Treasury shares at cost (2,575,000 shares).........  (6,180,000)  (6,180,000)
  Retained earnings..................................   8,398,554    8,398,554
                                                      -----------  -----------
    Total shareholders' equity.......................  23,647,796   41,847,796
                                                      -----------  -----------
TOTAL CAPITALIZATION................................. $42,681,046  $42,681,046
                                                      ===========  ===========

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

   The following tables present our selected historical consolidated financial information for the periods and as of the dates indicated. Our selected historical consolidated financial information for the years ended June 30, 1999, 2000 and 2001 is derived from the audited financial statements included in this prospectus. Since January 2002, we have completed multiple acquisitions to increase our working and net revenue interests in our STEP properties, as described above in "Recent Developments." The results of operations of these acquisitions have been included from the dates of closing of the acquisitions in the selected historical consolidated financial information. Our selected historical consolidated financial information for the nine months ended March 31, 2001 and 2002 is derived from the unaudited financial statements included in this prospectus. Prior to July 1, 1999, we operated under different management and a different board of directors, and we were not engaged in the natural gas and oil business. Accordingly, the financial information for the periods ending prior to, and as of dates prior to, July 1, 1999 are not comparable to information for periods beginning on or after July 1, 1999. The selected historical consolidated financial information for periods prior to July 1, 1999 is derived from our unaudited financial statements.

   This table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                  Nine Months Ended March
                                          Year Ended June 30,                               31,
                          ------------------------------------------------------  ------------------------
                           1997     1998       1999        2000         2001         2001         2002
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
Statement of Operations
 Data:
Revenues:
 Natural gas and oil
  sales.................  $    -- $      --  $      --  $   298,339  $24,548,723  $16,811,345  $15,908,607
 Gain (loss) from
  hedging activities....       --        --         --           --     (557,654)  (1,678,813)   4,145,216
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
   Total revenues.......       --        --         --      298,339   23,991,069   15,132,532   20,053,823
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
Expenses:
 Operating expenses.....       --        --         --       85,254    2,631,905    1,686,836    2,525,620
 Exploration expenses...       --        --         --      604,136    4,167,427    2,324,521    2,522,836
 Depreciation,
  depletion and
  amortization..........       --        --         --      344,815    4,023,672    2,742,883    6,044,823
 Impairment of proved
  natural gas and oil
  properties............       --        --         --      548,245      300,466           --           --
 General and
  administrative
  expense...............       --    16,436    107,725      763,576    2,356,421    1,677,778    1,331,146
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
   Total expenses.......       --    16,436    107,725    2,346,026   13,479,891    8,432,018   12,424,425
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
Income (loss) from
 operations.............       --   (16,436)  (107,725)  (2,047,687)  10,511,178    6,700,514    7,629,398
Interest expense........       --        --         --      (10,341)      (8,674)      (5,555)     (97,244)
Interest income.........       --     7,443     23,407      141,049      414,403      323,376      169,156
Gain on sale of assets..       --        --         --       70,235           --           --      373,539
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
 Income (loss) before
  income taxes..........       --    (8,993)   (84,318)  (1,846,744)  10,916,907    7,018,335    8,074,849
Provision for income
 taxes..................       --       800        800           --    3,179,248    1,810,057    2,826,063
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
Net income (loss) before
 discontinued
 operations.............       --    (9,793)   (85,118)  (1,846,744)   7,737,659    5,208,278    5,248,786
Preferred stock
 dividends..............       --        --     30,226           --      475,205      325,206      450,000
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
Net income (loss)
 attributable to common
 stockholders from
 continuing operations..  $    -- $  (9,793) $(115,344) $(1,846,744) $ 7,262,454  $ 4,883,072  $ 4,798,786
                          ======= =========  =========  ===========  ===========  ===========  ===========
Income (loss) from
 discontinued
 operations, net of
 provision for income
 taxes of $506,872
 (1998) and $22,434
 (1997).................  $28,065 $(497,044) $      --  $        --  $        --  $        --  $        --
Gain on disposition of
 operations, net of
 provision for income
 taxes of $0............       --   207,572         --           --           --           --           --
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
Net income (loss) from
 discontinued
 operations.............   28,065  (289,472)        --           --           --           --           --
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
Net income (loss)
 attributable to common
 stockholders...........  $28,065 $(299,265) $(115,344) $(1,846,744) $ 7,262,454  $ 4,883,072  $ 4,798,786
                          ======= =========  =========  ===========  ===========  ===========  ===========
Net income (loss) per
 share:
 Basic income (loss) per
  common share:
 Income (loss) from
  continuing
  operations............  $    -- $   (0.01) $   (0.15) $     (0.37) $      0.64  $      0.44  $      0.42
 Income (loss) from
  discontinued
  operations............     0.03     (0.34)        --           --           --           --           --
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
 Basic net income
  (loss) per common
  share.................  $  0.03 $   (0.35) $   (0.15) $     (0.37) $      0.64  $      0.44  $      0.42
                          ======= =========  =========  ===========  ===========  ===========  ===========
 Diluted income (loss)
  per common share:
 Income (loss) from
  continuing
  operations............  $    -- $   (0.01) $   (0.15) $     (0.37) $      0.54  $      0.37  $      0.37
 Income (loss) from
  discontinued
  operations............     0.03     (0.34)        --           --           --           --           --
                          ------- ---------  ---------  -----------  -----------  -----------  -----------
 Basic net income
  (loss) per common
  share.................  $  0.03 $   (0.35) $   (0.15) $     (0.37) $      0.54  $      0.37  $      0.37
                          ======= =========  =========  ===========  ===========  ===========  ===========
Weighted average common
 shares outstanding:
 Basic..................  938,204   846,271    754,933    4,953,729   11,287,098   11,220,609   11,477,836
                          ======= =========  =========  ===========  ===========  ===========  ===========
 Diluted................  938,204   846,271    754,933    4,953,729   14,381,124   14,161,895   14,301,024
                          ======= =========  =========  ===========  ===========  ===========  ===========

                                                                                          Nine Months Ended
                                           Year Ended June 30,                                March 31,
                          ----------------------------------------------------------  --------------------------
                            1997       1998       1999        2000          2001          2001          2002
                          ---------  ---------  ---------  -----------  ------------  ------------  ------------
Other Financial Data
 EBITDAX (1)............  $      --  $ (16,436) $(107,725) $  (480,256) $ 19,002,743  $ 11,767,918  $ 16,570,596
 Net cash flow provided
  by (used in) operating
  activities............  $ 244,765  $(155,428) $ (92,913) $  (912,409) $ 12,957,712  $  7,325,366  $ 18,374,345
 Net cash used in
  investing activities..  $ (41,217) $ 628,884  $      --  $(3,505,913) $(24,535,487) $(17,903,771) $(27,333,561)
 Net cash provided by
  financing activities..  $(208,385) $  81,612  $      --  $ 7,723,039  $  9,393,211  $  9,587,212  $ 11,483,601
 Capital expenditures...  $      --  $      --  $      --  $ 2,957,369  $ 22,768,970  $ 14,605,582  $ 26,788,506
 Ratio of earnings to
  combined fixed charges
  and preferred
  dividends.............         (2)        (2)        (3)          (4)         14.4x         13.6x         10.1x

                                            As of June 30,
                          --------------------------------------------------- As of March
                             1997      1998     1999      2000       2001      31, 2002
                          ---------- -------- -------- ---------- ----------- -----------
Balance Sheet Data:
 Working capital........  $  404,449 $528,868 $413,524 $4,929,724 $ 4,781,823 $ 1,984,011
 Total assets...........  $1,514,867 $575,107 $489,889 $6,642,504 $31,722,197 $51,498,499
 Long term debt (5).....  $   26,737 $     -- $     -- $       -- $        -- $17,608,250
 Stockholders' equity
  (6)...................  $  859,359 $528,868 $413,524 $6,405,384 $25,019,693 $23,647,796

--------
(1) EBITDAX represents earnings before interest, income taxes, depreciation, depletion and amortization, impairment expense and expensed exploration expenditures, including gain (loss) from hedging activities. We have reported EBITDAX because we believe EBITDAX is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. We believe EBITDAX assists investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion and amortization, impairment of natural gas and oil properties and exploration expenses which can vary significantly depending upon accounting methods. EBITDAX is not a calculation based on the U.S. generally accepted accounting principles and should not be considered an alternative to net income (loss) in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDAX. While we have disclosed our EBITDAX to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDAX as reported by us may not be comparable in all instances to EBITDAX as reported by other companies. EBITDAX amounts may not fully be available for management's discretionary use, due to requirements to conserve funds for capital expenditures, debt service, preferred stock dividends and other commitments.
(2) In the fiscal years ended June 30, 1997 and 1998, the Company did not have any fixed charges.
(3) Earnings were insufficient to cover fixed charges and preferred dividends by $130,820.
(4) Earnings were insufficient to cover fixed charges and preferred dividends by $1,846,744.
(5) Long term debt as of March 31, 2002 excludes $1,425,000 relating to the current portion of our long term debt.
(6) Stockholders' equity as of March 31, 2002 reflects a $6,180,000 reduction, which represents the repurchase by the Company of 2,575,000 shares of its common stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this prospectus.

Introduction

   We are an independent natural gas and oil company engaged in the exploration, production and acquisition of natural gas and oil in the United States. Our entry into the natural gas and oil business began on July 1, 1999. The following is a discussion of the results of our operations for the nine months ended March 31, 2002, compared to those for the nine months ended March 31, 2001, the fiscal year ended June 30, 2001, compared to the fiscal year ended June 30, 2000 and the fiscal year ended June 30, 2000, compared to the fiscal year ended June 30, 1999.

Critical Accounting Policies

   The application of generally accepted accounting principles involves certain assumptions, judgments, choices and estimates that affect reported amounts of assets, liabilities, revenues and expenses. Thus, the application of these principles can result in varying results from company to company. Our critical accounting principles, which we describe below, relate to the successful efforts method of accounting, consolidation principles and hedge accounting.

   Successful Efforts Method of Accounting. We follow the successful efforts method of accounting for our natural gas and oil business. Under the successful efforts method, lease acquisition costs and all development costs are capitalized. Proved natural gas and oil properties are reviewed when circumstances suggest the need for such a review and, if required, the proved properties are written down to their estimated fair value. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, and any such impairment is charged to expense in the period. Estimated fair value includes the estimated present value of all reasonably expected future production, prices and costs. Exploratory drilling costs are capitalized until the results are determined. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploratory costs, including 3-D seismic acquisitions, are expensed as incurred. The provision for depreciation, depletion and amortization is based on the capitalized costs as determined above, plus future costs to abandon offshore wells and platforms, and is on a cost center by cost center basis using the units of production method, with lease acquisition costs amortized over total proved reserves and other costs amortized over proved developed reserves. We create cost centers on a well-by-well basis on all of our natural gas and oil activities.

   Consolidation Principles. Our consolidated financial statements include the accounts of Contango Oil & Gas Company and its subsidiaries and affiliates, after elimination of all intercompany balances and transactions. Majority-owned subsidiaries are fully consolidated. Minority-owned natural gas and oil affiliates, such as 33.3% owned Republic Exploration, and 50% owned Magnolia Offshore Exploration, are proportionately consolidated. In the case of minority-owned affiliates that have disproportionate allocations among the investors, our share of the affiliate's net income or loss is based on how increases or decreases in the net assets of the venture will ultimately affect cash payments to Contango. Since we are the only member that contributed cash to Republic Exploration and Magnolia Offshore Exploration, we consolidate 100% of all activities in a loss position into our financial statements until we recoup our investment.

   Hedge Accounting. In June 1998, the Financial Accounting Standards Board, or "FASB", issued SFAS 133. In June 2000, the FASB issued SFAS 138, "Accounting for Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." SFAS 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge criteria are met. Although the derivative transactions we engage in are designed as economic hedges for a portion of future natural gas and oil production, we have elected not to designate these as "hedges" under SFAS No. 133. Accordingly, we recognize the changes in the derivative's fair value in our income statement under "Gain (loss) from hedging activities."

Nine Months Ended March 31, 2002 Compared to Nine Months Ended March 31, 2001

   Natural Gas and Oil Sales. We reported natural gas and oil sales of approximately $15.9 million for the nine months ended March 31, 2002, down from approximately $16.8 million for the nine months ended March 31, 2001. This decrease was attributable to substantial decreases in natural gas and oil prices that were partially offset by production increases from new wells drilled on our STEP properties plus increased net revenue interests in certain of those wells resulting from acquisitions made during the three months ended March 31, 2002.

   For the nine months ended March 31, 2002, our net production increased to approximately 18.8 Mmcf of natural gas per day and 499 barrels of oil per day. For the comparable period of 2001, our net production was approximately 8.2 Mmcf of natural gas per day and 318 barrels of oil per day. For the nine months ended March 31, 2002, our average realized price for natural gas was $2.70 per Mcf and for oil was $20.55 per barrel, compared with prices for the nine months ended March 31, 2001 of $6.39 per Mcf of natural gas and $28.98 per barrel of oil.

   Gain from Hedging Activities. We reported a gain from hedging activities for the nine months ended March 31, 2002 of approximately $4.1 million. This gain consists of approximately $5.2 million gain realized on settlement of swap derivative agreements and an unrealized loss of approximately $1.1 million. For the nine months ended March 31, 2001, we reported a loss from hedging activities of approximately $1.7 million.

   Operating Expenses. Operating expenses, including severance taxes, for the nine months ended March 31, 2002 were approximately $2.5 million and were attributable to production operations both onshore Texas and offshore in the Gulf of Mexico. Of this amount, approximately $1.4 million was attributable to lease operating expense and $1.1 million was attributable to production and severance taxes. Operating expenses, including severance taxes, for the nine months ended March 31, 2001 were approximately $1.7 million, of which approximately $545,300 was attributable to lease operating expense and $1.1 million was attributable to production and severance taxes.

   Exploration Expense. Exploration costs for the nine months ended March 31, 2002 were approximately $2.5 million. This primarily was attributable to the expensing of $2.2 million in dry holes drilled on our STEP properties and $279,500 seismic costs attributable to data offshore in the Gulf of Mexico. For the nine months ended March 31, 2001, we reported approximately $2.3 million of exploration expense. Of this amount, approximately $1.2 million was attributable to the cost of shooting seismic data onshore in south Texas, and the balance was primarily attributable to the expensing of three dry holes drilled on our STEP properties during this period.

   Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the nine months ended March 31, 2002 was approximately $6.0 million. This primarily was attributable to depletion and amortization related to increased production from our STEP properties, as well as increased costs of proved properties resulting from acquisitions completed during the three months ended March 31, 2002. For the nine months ended March 31, 2001, we recorded approximately $2.7 million of depreciation, depletion and amortization. This primarily was attributable to depletion and amortization related to production from our STEP properties and a well offshore Texas.

   General and Administrative Expense. General and administrative expense decreased approximately $346,600, from approximately $1.7 million for the nine months ended March 31, 2001 to approximately $1.3 million for the nine months ended March 31, 2002. This decrease was primarily attributable to lower salaries and benefits and to lower legal, accounting and other professional fees. Components of general and administrative expense for the nine months ended March 31, 2002 included approximately $379,800 in salaries and benefits, $270,400 in legal, accounting and other professional fees, $87,700 in insurance, $213,200 in office administration and $379,900 in other expenses. Included in other expenses were non-cash expenses of approximately $224,000 attributable to activities of Republic Exploration and Magnolia Offshore Exploration.

   Interest Expense. We reported interest expense of approximately $97,200 for the nine months ended March 31, 2002. For the nine months ended March 31, 2001, we reported interest expense of approximately $5,600. This increase was attributable to borrowings under our Credit Facility that totaled $18.2 million as of March 31, 2002. We had no bank borrowing during the nine months ended March 31, 2001.

   Gain on Sale of Assets. We reported a gain on sale of assets of approximately $373,500 for the nine months ended March 31, 2002. This gain was attributable to lease sales of approximately $254,600 by Republic Exploration during the quarter ended March 31, 2002 and the balance was attributable to the sale of certain partnership interests and properties located in Colorado and Ft. Bend Counties, Texas earlier in the fiscal year.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

   Natural Gas and Oil Sales. We reported natural gas and oil sales of approximately $24.5 million for the fiscal year ended June 30, 2001. This primarily was attributable to production from our onshore south Texas exploration play that commenced in late June 2000. We reported natural gas and oil sales for the fiscal year ended June 30, 2000 of approximately $298,300. Our fiscal year 2000 sales were primarily attributable to production from the Eugene Island 28 well offshore Louisiana that commenced in May 2000 and, to a lesser extent, to a discovery onshore south Texas that commenced production in late June 2000.

   Loss From Hedging Activities. For the fiscal year ended June 30, 2001, we reported a loss from hedging activities of approximately $557,700. This loss was the net effect of approximately $1.3 million of realized hedging losses during the fiscal year ended June 30, 2001 and approximately $888,400 of fair market value of our hedging contracts at June 30, 2001. We had no hedging activity during the fiscal year ended June 30, 2000.

   Lease Operating Expenses. For the fiscal year ended June 30, 2001, we reported approximately $2.6 million of lease operating expense including production and severance taxes. These expenses were associated primarily with our south Texas production. We reported lease operating expenses including production and severance taxes of approximately $85,300 during the fiscal year ended June 30, 2000.

   Exploration Expenses. For the fiscal year ended June 30, 2001, we reported approximately $4.2 million of exploration expense. This was primarily attributable to approximately $2.8 million of dry hole costs associated with drilling in south Texas and $1.2 million of geological and geophysical costs. We reported approximately $604,100 of exploration expense during the fiscal year ended June 30, 2000. This was attributable to approximately $190,000 of dry hole costs associated with exploratory drilling onshore Texas and approximately $414,000 of other geological and geophysical costs.

   Depreciation, Depletion and Amortization. For the fiscal year ended June 30, 2001, we reported approximately $4.0 million of depreciation, depletion and amortization. This primarily was attributable to depletion and amortization related to our production both onshore Texas and offshore. For the fiscal year ended June 30, 2000, we reported approximately $344,800 of depreciation, depletion and amortization.

   Impairment of Proved Oil and Gas Properties. For the fiscal year ended June 30, 2001, we reported impairments of approximately $300,500. This was attributable to a write down of capitalized costs at the Brazos #436 well, offshore Texas. For the fiscal year ended June 30, 2000, we reported impairments of approximately $548,200. This was attributable to a write down of capitalized costs at the Eugene Island 28 well and certain onshore properties located in Colorado, Ft. Bend and Wharton Counties, Texas.

   General and Administrative Expense. General and administrative expense increased approximately $1.6 million, from approximately $763,600 for the fiscal year ended June 30, 2000 to approximately $2.4 million for the fiscal year ended June 30, 2001. This increase primarily was attributable to a significantly higher level of operational and financial activities during the fiscal year ended June 30, 2001. Major components of general and administrative expense for the fiscal year ended June 30, 2001 included approximately $997,900 in salaries, bonuses, benefits and other compensation, $400,400 legal, $427,100 office administration, $107,500 insurance and $162,500 accounting and audit.

   Interest Income. We reported interest income of approximately $414,400 and $141,000 for the fiscal years ended June 30, 2001 and 2000, respectively. Interest income was derived from interest earned on our cash balances during the reporting periods. The increase in interest income was due to the increase in cash balances resulting from proceeds of various equity offerings completed during the fiscal year ended June 30, 2001 as well as an increased level of cash as a result of increased sales of natural gas and oil.

   Gain on Sale of Assets. During the fiscal year ended June 30, 2000, we reported a gain of approximately $70,200 on the sale of natural gas and oil properties. This primarily was associated with the sale of approximately 2,000 gross unproved leasehold acres in Shelby County, Texas. There was no such gain for the fiscal year ended June 30, 2001.

Year Ended June 30, 2000 Compared to the Year Ended June 30, 1999

   We had no operations and generated no revenues during the fiscal year ended June 30, 1999. We began operations as a natural gas and oil exploration and development company on July 1, 1999 and generated our first natural gas and oil revenues during the fiscal year ended June 30, 2000.

Capital Resources and Liquidity

   During the nine months ended March 31, 2002, we funded our activities with cash on hand, internally generated cash flow and borrowings under our secured, reducing revolving line of credit with Guaranty Bank, FSB that matures in June 2004, which we refer to in this prospectus as our "Credit Facility." We reported total revenues for the nine months ended March 31, 2002 of approximately $20.1 million, which included approximately $4.1 million of gain from hedging activities. EBITDAX, which we define as earnings before interest, income taxes, depreciation, depletion and amortization, impairment expense and expensed exploration expenditures, including gains or losses from hedging, for the nine-month period was approximately $16.6 million.

   At June 1, 2002, we had approximately $350,000 in cash on hand, $15.9 million borrowed under our Credit Facility and $5.2 million of funds available under our Credit Facility.

   During the three months ended March 31, 2002, we increased our ownership interest in our STEP properties in three separate transactions at a total cost of approximately $20.0 million. In April 2002, we further increased our ownership in our STEP properties at a cost of approximately $3.4 million. As a result, production levels at the beginning of the period increased from approximately 15 Mmcf of natural gas and 400 barrels of oil per day to approximately 20 Mmcf of natural gas and 500 barrels of oil per day at the end of the period. At anticipated production levels and current commodity price levels of approximately $3.50 per Mmbtu for natural gas and $25.00 per barrel for oil, we expect to have EBITDAX of $1.5 to 2.0 million per month through December 2002. Current levels of production are estimated to decline to 13 Mmcf of natural gas and 200 barrels of oil per day by calendar year end 2002 absent any increases resulting from future drilling activities.

   Although we have completed our drilling activities at our STEP properties, we continue to actively seek new exploration plays in south Texas as well as other areas. In addition, we have an after payout carried working interest in two offshore prospects, one of which has been successfully drilled and is being completed and one of which is currently drilling. Through our 33.3% ownership of Republic Exploration, we have an after payout carried working interest in a well successfully drilled in October 2001 that recently began production.

Capital expenditures year to date, including our recent $3.4 million proved reserve acquisition in our STEP properties, have totaled approximately $34.2 million. We anticipate capital expenditures for the full fiscal year 2002 to total approximately $34.0 million. We have identified $5.0 million to $10.0 million in capital expenditures for the fiscal year 2003 and are actively seeking additional opportunities and prospects for 2003. These capital expenditures include potential contractual obligations in respect of our option to purchase up to a 20% minority stake in the Freeport LNG terminal. See "Business--Freeport LNG Terminal." If we choose to exercise our option to invest in the project, we will spend $1.5 million, including the $750,000 that we paid for the option, to purchase a 10% limited partner interest in the venture. We also have the option to increase our investment to 20% for an additional $1.5 million. If we invest, we will have a contractual obligation to contribute towards the operating and development costs of the facility, our share of which we expect to be approximately $1.0 million in fiscal year 2003 if we purchase a 10% interest in the facility and approximately $2.0 million in fiscal year 2003 if we purchase a 20% interest in the facility.

   As discussed above in "Use of Proceeds," we expect to use the majority of the estimated net proceeds from this offering to pay down the borrowings under our Credit Facility. We believe that our cash on hand, our anticipated cash flow from operations, funds available under our Credit Facility and the balance of the estimated net proceeds from this offering not used to pay down the amounts borrowed under our Credit Facility will be adequate to satisfy planned capital expenditures through fiscal year 2003. We may continue to seek additional equity or other financing to fund possible acquisitions and an expanded exploration program, and to take advantage of other opportunities that may become available. The availability of such funds will depend upon prevailing market conditions and other factors over which we have no control, as well as our financial condition and results of operations. We cannot assure you that we will have sufficient funds available if needed.

Credit Facility

   Our Credit Facility is a secured, reducing revolving line of credit with Guaranty Bank, FSB that matures in June 2004. At June 1, 2002, the hydrocarbon borrowing base was $21.1 million, and this amount reduces by $475,000 each month. When we first negotiated our Credit Facility in June 2001, the hydrocarbon borrowing base was $10.0 million with monthly reductions in the borrowing base of $500,000. Borrowings under the Credit Facility bear interest, at our option, at either (i) LIBOR plus two percent (2%) or (ii) the bank's base rate plus one-fourth percent ( 1/4%) per annum. Additionally, we pay a quarterly commitment fee of three-eighths percent ( 3/8%) per annum on the average availability under the Credit Facility. The hydrocarbon borrowing base is subject to semi-annual redetermination based primarily on the value of our proved reserves. The Credit Facility requires the maintenance of certain ratios, including those related to working capital, funded debt to EBITDAX, and debt service coverage, as defined in the Credit Facility. Additionally, the Credit Facility contains certain negative covenants that, among other things, restrict or limit our ability to incur indebtedness, sell assets, pay dividends and reacquire or otherwise acquire or redeem capital stock. We recently received a waiver from Guaranty Bank, FSB permitting us to pay dividends to the holders of Series C preferred stock. Failure to maintain required financial ratios or comply with the Credit Facility's covenants can result in a default and acceleration of all indebtedness under the Credit Facility.

   As of March 31, 2002, $18.2 million was outstanding under the Credit Facility, and we were in compliance with all financial covenants and ratios. As of June 1, 2002, $15.9 million was outstanding under the Credit Facility.

Quantitative and Qualitative Disclosure About Market Risk

   Commodity Risk. Our major commodity price risk exposure is to the prices received for our natural gas and oil production. Realized commodity prices received for our production are the spot prices applicable to natural gas and crude oil. Prices received for natural gas and oil are volatile and unpredictable, and are beyond our control. For the nine months ended March 31, 2002, a 10% fluctuation in the prices received for natural gas and oil production would have had an approximate $1.7 million impact on our revenues.

   We periodically enter into hedges on a portion of our projected natural gas and oil production to manage our exposure to declines in natural gas and oil prices. We may use futures contracts, swaps, options and fixed-price physical contracts to hedge commodity prices. We use these derivative financial instruments for non-trading purposes only. For the year ended June 30, 2001 and the nine months ended March 31, 2002, we recognized a loss of $557,700 and a gain of $4.1 million, respectively, from hedging activities.

   Hedging Activities. Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. These prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our Credit Facility is subject to periodic redetermination based in part on changing expectations of future prices of natural gas and oil. Lower prices may also reduce the amount of natural gas and oil that we can economically produce.

   From time to time, we enter into hedging arrangements on a portion of our anticipated natural gas and oil production as a part of our overall risk management strategy. The following table provides our pricing and notional volumes on open commodity derivative contracts as of June 4, 2002.

                                                             Strike
             Contract Description                Term       Price(1) Quantity(2)
             --------------------           --------------- -------- -----------
   Natural gas put......................... 08/2002-10/2002  $ 3.00   8,000/day
   Natural gas call........................ 07/2002-12/2002  $ 4.02   8,000/day
   Natural gas swap........................ 07/2002-01/2003  $ 3.66   2,000/day
   Natural gas swap........................ 07/2002-01/2003  $ 3.72   2,000/day
   Natural gas swap........................ 07/2002-01/2003  $ 3.62   2,000/day
   Crude oil swap.......................... 04/2002-10/2002  $24.95   5,000/mth

--------
(1) Prices per Mmbtu for natural gas and per barrel for oil
(2) Natural gas quantities in Mmbtu, oil quantities in barrels

   At March 31, 2002, the mark-to-market valuation was a loss of $249,480. As of June 4, 2002, the mark-to-market valuation was a gain of approximately $135,100. Because these open contracts are marked-to-market on a daily basis, we are exposed to wide swings in commodity prices and could be subject to significant hedging losses in the event of a significant increase in natural gas and oil prices. Accordingly, the terms of the agreements with certain counter parties provide that if the mark-to-market loss to that counter party exceeds $1.0 million, we will have to provide collateral to cover the potential loss position.

   We have never had any derivative contracts with Enron Corp. or its affiliates.

   Interest Rate Risk. The carrying value of our debt approximates fair value. At March 31, 2002, we had approximately $19.0 million of long-term debt, represented by $18.2 million outstanding, including $1.4 million that was current, under the Credit Facility and $833,000 of other long-term payables. The Credit Facility matures in June 2004 and bears interest, at our option, at either (i) LIBOR plus two percent (2%) or (ii) the bank's base rate plus one-fourth percent ( 1/4%) per annum. The average interest rate on long-term debt at March 31, 2002 was 4.3%. The results of a 10% fluctuation in short-term rates would have had an approximate $61,400 impact on interest expense for the nine months ended March 31, 2002. We had no long-term debt prior to January 1, 2002.

                                    BUSINESS

Overview

   We are an independent natural gas and oil company that explores for, develops, produces and sells natural gas and crude oil. Our exploration and production efforts are currently focused onshore on the Gulf Coast and offshore in the Gulf of Mexico. Our primary source of production is currently in south Texas where we own an approximate 68% working interest and a 51% net revenue interest in properties located in our South Texas Exploration Program or "STEP." While our STEP interests currently account for nearly all of our production, we also have interests in producing properties located offshore in the Gulf of Mexico. We also recently acquired an option to purchase up to 20% of a proposed liquified natural gas (LNG) receiving and regasification terminal being developed in Freeport, Texas by Cheniere Energy, Inc., a natural gas exploration and production company. See "--Freeport LNG Terminal."

   As of April 1, 2002, we owned rights to 29.2 Bcfe of proved developed producing reserves, an increase of over 61% from June 30, 2001. The pre-tax net present value of our proved developed producing reserves as of April 1, 2002 was approximately $55.7 million.

   Total revenues and EBITDAX, which we define as earnings before interest, income taxes, depreciation, depletion and amortization, impairment expense and expensed exploration expenditures, including gains or losses from hedging, were $20.1 million and $16.6 million, respectively, for the nine months ended March 31, 2002. For the year ended June 30, 2001, total revenues and EBITDAX were $24.0 million and $19.0 million, respectively. Average net daily production for the nine months ended March 31, 2002 and for the year ended June 30, 2001 was
18.8 Mmcf of natural gas per day and 499 barrels of crude oil per day and 9.8 Mmcf of natural gas per day and 335 barrels of crude oil per day, respectively. Our average net daily production for the three months ended March 31, 2002 was
23.6 Mmcf of natural gas and 640 barrels of crude oil.

   Our predecessor company was initially incorporated in the State of Nevada in August 1986 under the name of Maple Enterprises, Inc. and in 1998 was renamed MGPX Ventures, Inc. following a sale of substantially all of the company's assets to MGPX Ventures' management. MGPX Ventures, Inc. subsequently had no operating business until July 1999 when the company's board voted to enter the natural gas and oil business, changing the company's name to our current name and hiring Kenneth R. Peak as our chief executive officer. We did not record any revenue from our natural gas and oil operations until the fiscal year ended June 30, 2000. In December, 2000, we reincorporated in the State of Delaware and effected a 2 for 1 reverse stock split. Prior to January 2001, our common stock traded on the Nasdaq over-the-counter bulletin board. In January 2001, we changed our listing to the American Stock Exchange and adopted the trading symbol "MCF."

Our Strategy

   Our strategy is predicated upon two core beliefs: (1) that the only competitive advantage in the commodity-based natural gas and oil business is to be among the lowest cost producers and (2) that virtually all the exploration and production industry's value creation occurs through the drilling of successful exploratory wells. As a result, our business strategy includes the following elements:

   Funding exploration prospects developed by proven geoscientists. Our prospect generation and evaluation functions are performed by our alliance partner, Juneau Exploration Company, L.P. or "JEX." This proven group of four explorationists with 15 to 20 years of experience each has demonstrated its ability to find reserves both onshore and offshore in the Gulf of Mexico. In our experience, only a select group of explorationists are able to consistently and profitably find natural gas and oil. Our STEP properties were discovered by JEX and resulted in very competitive finding and development costs of $1.41 per Mcfe. Our principal exploration strategy is to fund exploration prospects generated by JEX.

   Negotiating acquisitions of proved properties. Since January 1, 2002, we have spent $23.4 million to acquire 12.9 Bcfe of proved developed producing reserves of natural gas and oil. We will continue to seek producing property acquisitions based on our view of the pricing cycles of natural gas and oil and available exploitation opportunities of probable and possible reserves.

   Controlling general and administrative and geological and geophysical costs. Our goal is to be among the highest in the industry in revenue and profit per employee and among the lowest in the industry in general and administrative costs. We plan to continue our program of outsourcing geological, geophysical, reservoir engineering and land functions, and partnering with cost efficient operators whenever possible. We currently have four employees.

   Structuring transactions to minimize front-end investments. We seek to maximize returns on capital by minimizing our up-front investments of our own capital in acreage, seismic data, and prospect generation. We want our key partners to share in both the risk and the rewards of our success.

   Seeking new alliance ventures. While our core focus will remain the domestic exploration and production business, we will also continue to seek alliance ventures with companies and individuals that offer attractive investment opportunities. These opportunities may include domestic or foreign exploration prospects, as well as investments in downstream natural gas assets, such as our recent acquisition of an option to purchase a minority interest in a proposed LNG receiving and regasification terminal being developed in Freeport, Texas by Cheniere Energy, Inc.

   Structuring incentives to drive behavior. We believe that equity ownership aligns the interests of our partners, employees, and stockholders. Our directors and executive officers currently hold approximately 32% of our common stock. In addition, our alliance agreement with JEX requires JEX to co-invest on every prospect that it recommends to us.

Exploration Alliance with JEX

   Under a September 1999 agreement, JEX evaluates natural gas and oil prospects and recommends exploration prospect and proved property acquisition investment opportunities to us. In exchange, we have committed, within various parameters, to invest along with JEX in the recommended prospects and property acquisitions. We also issued 200,000 shares of our common stock to JEX and granted JEX options to purchase 400,000 shares of our common stock. The vesting of those options depends on the success of certain prospects and reserves in which we have invested under the agreement. As of April 30, 2002, 300,000 options had vested.

   With respect to natural gas and oil prospects recommended by JEX, and subject to a $6.0 million annual limit, we are obligated to purchase a percentage of the working interests available to JEX. JEX is required to purchase at least 5% of the available working interests of each prospect in which we invest. Although our financial obligation is limited during any calendar year, we have to date invested in the full 95% interest available to us, and it is our intention, subject to our then existing financial condition, to continue to fully invest in the interest available to us in each prospect recommended by JEX.

   JEX generally pays the cost of generating and preparing a prospect to drill ready status. When drilling begins on a prospect, we are obligated to assign to JEX an overriding royalty interest in our working interest in the prospect. Our agreement with JEX states that this overriding royalty interest shall equal 3 1/3% of our working interest in the prospect. In practice, this 3 1/3% royalty interest is assigned to the JEX exploration team and not to JEX itself. In addition, when our revenues from prospects we invest in under the agreement during a calendar year, net of taxes, royalties, and other expenses, equals our capital expenditure related to the acquisition and development of the prospects on a well-by-well basis, then JEX is entitled to an assignment or automatic reversion of 25% of our working interest in the well. With respect to reserve acquisitions, we have the right, but not the obligation, to purchase up to 95% of the interests available to JEX in proved natural gas and oil reserves.

   We may terminate the agreement upon 30 days written notice, and JEX may terminate the agreement upon 180 days notice. If we are in default under the agreement, however, JEX may terminate the agreement upon 30 days written notice. John B. Juneau, one of our directors, is the sole manager of the general partner of JEX.

Onshore Exploration and Properties

   Our onshore exploration strategy is to identify large acreage positions with available 3-D seismic data and to quickly evaluate, develop and drill economic prospects. Our first significant onshore drilling program was STEP. STEP has proven to be an excellent program for Contango, resulting in 31 economically successful wells out of a 40-well exploration program.

   The first STEP wells were discovered by JEX in the summer of 2000 after a review of seismic data covering approximately 100 square miles of territory located on the STEP properties. JEX entered into a joint exploration agreement with a limited partnership controlled by the mineral owner of the STEP properties. This limited partnership acts as the operator of our STEP properties.

   We currently own approximately 68% of the working interests and 51% of the net revenue interests in the STEP properties. As of April 1, 2002, our interest in net production from the STEP properties was approximately 20 Mmcf of natural gas per day and 500 barrels of oil per day. We do not expect to invest in any additional wells located on the STEP properties. As a result, due to declining reserves, we expect that our net production will decrease to approximately 13 Mmcf of natural gas per day and 200 barrels of oil per day by the end of calendar year 2002. Over 95% of our net reserves and net production are from our STEP properties.

   We are in the process of identifying additional large onshore acreage prospects in south Texas and in other areas of the country.

Offshore Exploration Joint Ventures

   We formed the Republic Exploration and Magnolia Offshore Exploration joint ventures with JEX to find and develop natural gas and oil opportunities in the Gulf of Mexico. Two different private seismic data companies have licensed the rights to reprocessed 3-D seismic data covering a total of 2,000 blocks of reprocessed 3-D seismic data covering the Gulf of Mexico continental shelf to these two joint ventures. Republic Exploration, in which we have a 33 1/3% interest, has access to approximately 1,400 of these blocks of reprocessed 3-D seismic data. Magnolia Offshore Exploration, in which we have a 50% interest, has access to approximately 600 of these blocks of reprocessed 3-D seismic data.

   Republic Exploration, L.L.C. We invested approximately $6.7 million in Republic Exploration for a 33 1/3% interest in its profits. Republic Exploration holds a non-exclusive license to existing and recently reprocessed 3-D seismic data covering approximately 1,400 blocks of shallow waters in the Gulf of Mexico continental shelf. Republic Exploration uses the data to acquire and exploit natural gas and oil prospects. The other members of Republic Exploration are JEX and a private seismic data company which licensed to the venture its 3-D seismic data. JEX is the managing member of Republic Exploration and decides which prospects Republic Exploration may acquire, develop, and exploit. The Republic Exploration operating agreement also states that the JEX exploration team receives a 3 1/3% overriding royalty interest in each prospect that Republic Exploration successfully drills.

   Since its August 2000 formation, Republic Exploration has acquired ten offshore lease blocks and is awaiting award of one additional block where it was the apparent high bidder at the March 2002 Central Gulf Lease Sale. Republic Exploration acquired five blocks offshore Louisiana in the Central Gulf of Mexico Lease Sale 178 held in March 2001 and two blocks in the Central Gulf of Mexico Lease Sale 182 held in March 2002. Of the ten farmed out blocks acquired since formation, Republic Exploration has entered into farm-out agreements with respect to five. Two have been drilled successfully, two resulted in dry holes, and one is being drilled. Under the farm-out agreements, Republic Exploration will be carried on exploration and development activities and will receive a reversionary interest upon payout of each block. We expect Republic Exploration to participate in future state and federal offshore lease sales.

   The license to the 3-D seismic data provided to Republic Exploration by its third member expires in 2025 or, if earlier, upon the dissolution of Republic Exploration. During Republic Exploration's existence and for one year after its dissolution, we may not acquire an interest in or derive a benefit from the area covered by the licensed 3-D seismic data without the approval of Republic Exploration's other members.

   Magnolia Offshore Exploration L.L.C. We have purchased a 50% interest in Magnolia Offshore Exploration in October 2001 for a $1.0 million initial contribution and an agreement to pay an additional $4.0 million as needed to cover capital needs. As of June 1, 2002, we have paid approximately $700,000 of the $4.0 million. Magnolia Offshore Exploration uses 3-D seismic data covering approximately 600 blocks in the Gulf of Mexico to explore for prospects at water depths less than 350 feet.

   Since its October 2001 formation, Magnolia Offshore Exploration has acquired two blocks offshore Louisiana in the Central Gulf of Mexico Lease Sale 182 held March 2002 and is awaiting award of a third block where it was the apparent high bidder at the lease sale. We expect Magnolia Offshore Exploration to participate in future state and federal offshore lease sales.

   If we do not promptly pay the remaining $3.3 million that we pledged to make available to Magnolia Offshore Exploration, when requested by Magnolia Offshore Exploration, we will forfeit our 50% interest in Magnolia Offshore Exploration, as well any right to recover previous contributions. JEX is the only other member of Magnolia Offshore Exploration and acts as the managing member, deciding which prospects Magnolia Offshore Exploration may acquire, develop, and exploit. The seismic company that contributed the 600 blocks of data receives a net profit interest in any discoveries.

   As in the Republic Exploration operating agreement, the Magnolia Offshore Exploration operating agreement states that the JEX exploration team receives a 3 1/3% overriding royalty interest in each prospect that Magnolia Offshore Exploration successfully drills. During Magnolia Offshore Exploration's existence and for one year after its dissolution, we may not acquire an interest in or derive a benefit from the area covered by the 3-D seismic data without the approval of JEX or its transferee.

   To date, Republic Exploration and Magnolia Offshore Exploration have focused on identifying prospects, purchasing lease blocks at federal and state lease sales, and selling these leases to third parties, retaining reversionary interests for themselves. In the future, however, we expect that Republic Exploration and Magnolia Offshore Exploration will seek to acquire and retain working interests in offshore prospects. Contango may farm-in some of these prospects on terms generally available to unrelated third party industry partners.

Offshore Operations and Properties

   The following table sets forth certain information with respect to the offshore Gulf of Mexico leasehold interests owned by us and related entities as of June 1, 2002:

                                       When
            Block           Location Acquired                  Status
            -----           -------- --------                  ------
   Brazos 436.............. TX-OCS   Jul-00   Producing
   Eugene Island 28........ LA-OCS   Mar-00   Producing
   Eugene Island 110....... LA-OCS   Mar-01   Drilling
   Grand Isle 24........... LA-OCS   Mar-01   Dry hole
   Grand Isle 28........... LA-OCS   Mar-01   Successfully drilled and being completed
   E. Cameron 107.......... LA-OCS   Mar-01   Available for farm-out
   Eugene Island 113B...... LA-OCS   Mar-01   Subject to farm-out option
   High Island 25L......... TX-State Aug-01   Producing
   High Island 53L......... TX-State Oct-00   Available for farm-out
   Galveston 149L.......... TX-State Jul-00   Dry hole, block released
   W. Cameron 200.......... LA-OCS   Mar-02   Evaluating
   Vermilion 73............ LA-OCS   May-02   Available for farm-out
   W. Delta 36............. LA-OCS   Mar-02   Available for farm-out
   Ship Shoal 155.......... LA-OCS   Mar-02   Available for farm-out
   Viosca Knoll 75......... LA-OCS   Mar-02   Available for farm-out
   Viosca Knoll 211........ LA-OCS   May-02   Available for farm-out

   The following table sets forth the name of the leaseholder together with the working interest and net revenue interest with respect to the offshore Gulf of Mexico leasehold interests owned by us and related entities as of June 1, 2002:

                                                                    Magnolia
                                                     Republic       Offshore
                                                    Exploration    Exploration
                                      Contango          (1)            (2)
                                     ------------  -------------  -------------
               Block                  WI     NRI     WI     NRI     WI     NRI
               -----                 -----  -----  ------  -----  ------  -----
Brazos 436.......................... 18.12% 14.81%     --     --      --     --
Eugene Island 28.................... 21.38% 15.28%     --     --      --     --
Eugene Island 110(3)................  0.00%  0.00%   0.00%  0.00%     --     --
Grand Isle 28(3)....................  0.00%  0.00%   0.00%  0.00%     --     --
E. Cameron 107...................... 33.75% 27.00%  66.25% 53.00%     --     --
Eugene Island 113B.................. 33.75% 27.00%  66.25% 53.00%     --     --
High Island 25L(4)..................    --     --    0.00%  0.00%     --     --
High Island 53L.....................    --     --  100.00% 74.17%     --     --
W. Cameron 200......................    --     --  100.00% 80.00%     --     --
Vermilion 73........................    --     --  100.00% 80.00%     --     --
W. Delta 36.........................    --     --  100.00% 80.00%     --     --
Ship Shoal 155......................    --     --      --     --  100.00% 80.00%
Viosca Knoll 75.....................    --     --      --     --  100.00% 80.00%
Viosca Knoll 211....................    --     --      --     --  100.00% 80.00%

--------
(1) We have a 33 1/3% interest in Republic Exploration.
(2) We have a 50% interest in Magnolia Offshore Exploration.
(3) If successful, after payout working interest and net revenue interest for Contango will be 8.44% and 6.75%, respectively, and for Republic Exploration will be 16.56% and 13.25%, respectively.
(4) After payout working interest and net revenue interest for Republic Exploration will be 25.00% and 19.17%, respectively.

Freeport LNG Terminal

   On June 4, 2002, we agreed with Cheniere Energy, Inc., a natural gas exploration and production company, to acquire an option to purchase a minority stake in a proposed liquified natural gas (LNG) receiving and regasification terminal being developed in Freeport, Texas by Cheniere. We paid $750,000 to Cheniere for the option of purchasing a 10% interest in a Texas limited partnership intended to be the legal entity holding the terminal and its assets. It is intended that a wholly-owned subsidiary of Cheniere will act as the general partner to the limited partnership and that Cheniere, through this wholly-owned subsidiary, will manage the project. If we choose to exercise our option to purchase 10% of the project, we must pay Cheniere an additional $750,000. Our option to purchase this 10% stake expires at the earlier of (i) December 15, 2002 or (ii) 7 days after receiving notice from Cheniere that another third-party investor has purchased, on the terms no more favorable than those offered to us, at least 20% of the interests in the limited partnership. We also own a second option to increase our interests in the project by an additional 10% for an additional $1.5 million. The second option expires on December 15, 2002. If the second option is not exercised prior to September 15, 2002, we must pay Cheniere a nonrefundable $250,000 deposit to preserve our option to increase our interest through December 15, 2002.

   If we invest, we will have a contractual obligation to contribute towards the operating and development costs of the facility, our share of which we expect to be approximately $1.0 million in fiscal year 2003 if we purchase a 10% interest in the facility and approximately $2.0 million in fiscal year 2003 if we purchase a 20% interest in the facility. If we choose not to exercise our option to invest in the Freeport LNG terminal, our initial $750,000 option price will convert into an interest bearing secured loan payable by Cheniere no later than July 15, 2003. The loan will be secured by all of Cheniere's revenues and accounts receivables, including receivables from Cheniere's natural gas and oil interests.

Natural Gas and Oil Prices

   Substantially all of our production is sold under various terms and arrangements at prevailing market prices. Our revenues, profitability and future growth depend on natural gas and oil prices, thus price decreases would adversely affect our revenues, profits and the value of our proved reserves. Historically, the prices received for natural gas and oil have fluctuated widely. Among the factors that can cause these fluctuations are:

  .  The domestic and foreign supply of natural gas and oil

  .  Overall economic conditions

  .  The level of consumer product demand

  .  Weather conditions

  .  The price and availability of alternative fuels

  . Political conditions in the Middle East and other natural gas and oil producing regions

  .  The price of foreign imports

  .  Domestic and foreign governmental regulations

  .  Potential price controls

   From time to time, we enter into hedging arrangements to reduce our exposure to decreases in the prices of natural gas and oil. Hedging arrangements expose us to risk of significant financial loss in some circumstances including circumstances where:

  . There is a change in the expected differential between the underlying price in the hedging agreement and actual prices received

  .  Production is less than expected

  . Payments owed under derivative hedging contracts typically come due prior to receipt of the hedged months production revenue

  . The other party to the hedging contract defaults on its contract obligations

   In addition, hedging arrangements limit the benefit we would receive from increases in the prices for natural gas and oil. We cannot assure you that the hedging transactions we enter into will adequately protect us from declines in the prices of natural gas and oil. On the other hand, we may choose not to engage in hedging transactions in the future. As a result, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging transactions.

   Our business has been and will continue to be affected by changes in natural gas and oil prices. No assurance can be given to the trend in, or level of, future natural gas and oil prices.

Marketing

   Our production is marketed to third parties consistent with industry practices. Typically, natural gas, oil and condensate are sold under daily or monthly pricing agreements based upon factors normally considered in the industry.

   There are a variety of factors which affect the market for natural gas and oil, including the extent of domestic production and imports of natural gas and oil, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for natural gas and oil, the marketing of competitive fuels and the effects of state and federal regulations on natural gas and oil production and sales. We have not experienced any difficulties in marketing our natural gas and oil. The natural gas and oil industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers.

The availability of a ready market for our natural gas and oil production depends on the proximity of reserves to, and the capacity of, natural gas and oil gathering systems, pipelines and trucking or terminal facilities. We deliver natural gas through gas gathering systems and gas pipelines that we do not own. Federal and state regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our natural gas and oil. Most of our current production comes from wells drilled in south Texas. This production is being sold to a single purchaser. Any disruption of our marketing arrangements or financial difficulties with our purchaser, or alternative marketing sources, could have an adverse effect on our ability to market our natural gas and oil production. Additionally, if our purchaser suffered financial difficulties, we might not be able to collect receivables from the purchaser. However, we have the option to market our production of natural gas and oil to other alternative purchasers.

Governmental Regulations

   Our operations are affected from time to time in varying degrees by political developments and governmental laws and regulations. Rates of production of natural gas and oil have for many years been subject to governmental conservation laws and regulations, and the petroleum industry has been subject to federal and state tax laws dealing specifically with it.

   Federal Income Tax. Federal income tax laws significantly affect our operations. The principal provisions affecting us are those that permit us, subject to certain limitations, to deduct as incurred, rather than to capitalize and amortize, "intangible drilling and development costs" and to claim depletion on a portion of our natural gas and oil properties based on the greater of (1) the lesser of 15% of natural gas and oil gross income or net income or (2) cost depletion.

   Environmental Matters. Domestic natural gas and oil operations are subject to extensive federal regulation and, with respect to federal leases, to interruption or termination by governmental authorities on account of environmental and other considerations including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") also known as the "Superfund Law". The recent trend towards stricter standards in environmental legislation and regulation may continue, and this could increase costs to us and others in the industry. Natural gas and oil lessees are subject to liability for the costs of cleanup of pollution resulting from a lessee's operations, and may also be subject to liability for pollution damages. We maintain insurance against costs of clean-up operations but are not fully insured against all such risks. A serious incident of pollution may also result in the Department of the Interior requiring lessees under federal leases to suspend or cease operation in the affected area.

   The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. Few defenses exist to the liability imposed by the OPA. The OPA also imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. We believe that currently we have established adequate proof of financial responsibility for our offshore facilities. However, we cannot predict whether these financial responsibility requirements under the OPA amendments will result in the imposition of substantial additional annual costs to the company in the future or otherwise materially adversely affect the company. The impact, however, should not be any more adverse to us than it would be to other similarly situated owners or operators in the Gulf of Mexico.

   Our onshore operations are subject to numerous laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment, including CERCLA. Such laws and regulations, among other things, impose absolute liability on the lessee under a lease for the cost of clean-up of pollution resulting from a lessee's operations, subject the lessee to liability for pollution damages, may require suspension or cessation of operations in affected areas, and impose restrictions on the injection of liquids into subsurface aquifers that may contaminate groundwater. Such laws could have a significant impact on our operating costs, as well as the natural gas and oil industry in general. Federal, state and local initiatives to further regulate the disposal of natural gas and oil wastes are also pending in certain jurisdictions, and these initiatives could have a similar impact on us.

   Other Laws and Regulations. Various laws and regulations often require permits for drilling wells and also cover spacing of wells, the prevention of waste of natural gas and oil, including maintenance of certain natural gas/oil ratios, rates of production and other matters. The effect of these laws and regulations, as well as other regulations that could be promulgated by the jurisdictions in which we have production, could be to limit the number of wells that could be drilled on our properties and to limit the allowable production from the successful wells completed on the company's properties, thereby limiting the company's revenues.

   The MMS administers the natural gas and oil leases held by us on federal onshore lands and offshore tracts in the Outer Continental Shelf. The MMS holds a royalty interest in these federal leases on behalf of the federal government. While the royalty interest percentage is fixed at the time that the lease is entered into, from time to time the MMS changes or reinterprets the applicable regulations governing its royalty interests, and such action can indirectly affect the actual royalty obligation that we may be required to pay. The MMS is currently engaged in developing new oil and gas valuation regulations for royalty purposes. The natural gas rule was published in final form on December 16, 1997. Industry trade associations challenged portions of the rule, and on March 28, 2000, a district court invalidated the challenged regulations. The MMS has appealed the court's decision, and the appeal remains pending. The oil rule was published in final form on March 15, 2000. Portions of this rule have also been challenged by industry trade associations in court and the case remains pending, with no resolution expected in the near future. We are not in a position to predict the outcome of the litigation, but we believe that the impact of the final rules that emerge from the court review will not impact us to any greater extent than other similarly situated producers.

   The Federal Energy Regulatory Commission (the "FERC") has recently embarked on wide-ranging regulatory initiatives relating to natural gas transportation rates and services, including the availability of market-based and other alternative rate mechanisms to pipelines for transmission and storage services. In addition, the FERC has announced and implemented a policy allowing pipelines and transportation customers to negotiate rates above the otherwise applicable maximum lawful cost-based rates on the condition that the pipelines alternatively offer so-called recourse rates equal to the maximum lawful cost-based rates. With respect to gathering services, the FERC has issued orders declaring that certain facilities owned by interstate pipelines primarily perform a gathering function, and may be transferred to affiliated and non-affiliated entities that are not subject to the FERC's rate jurisdiction. We cannot predict the ultimate outcome of these developments, nor the effect of these developments on transportation rates. Inasmuch as the rates for these pipeline services can affect the natural gas prices received by us for the sale of our production, the FERC's actions may have an impact on us. However, the impact should not be substantially different on us than it will on other similarly situated natural gas producers and sellers.

Natural Gas and Oil Reserves

   The following table presents our estimated net proved natural gas and oil reserves and the pre-tax net present value of our reserves at April 1, 2002, based on a reserve report generated by W.D. Von Gonten & Co. The pre-tax net present value is not intended to represent the current market value of the estimated natural gas and oil reserves we own.

   The pre-tax net present value of future cash flows attributable to our proved reserves as of April 1, 2002 was determined by the April 1, 2002 prices of $3.56 per Mcf for natural gas at the Houston Ship Channel and $20.00 per barrel of oil at Koch's South Texas Crude Oil Posting, in each case after adjusting for basis, transportation costs, and Btu content.

                                                                       As of
                                                                     April 1,
                                                                       2002
                                                                    -----------
      Natural gas (Mmcf)...........................................      25,552
      Oil (thousand barrels).......................................         613
                                                                    -----------
      Total proved reserves (Mmcfe)................................      29,230

      Pre-tax net present value.................................... $55,734,738

   The process of estimating natural gas and oil reserves is complex. It requires various assumptions, including natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We must project production rates and timing of development expenditures. We analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. Therefore, estimates of natural gas and oil reserves are inherently imprecise. Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from estimates. Any significant variance could materially affect the estimated quantities and net present value of reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

   It should not be assumed that the pre-tax net present value is the current market value of our estimated natural gas and oil reserves. In accordance with requirements of the Securities and Exchange Commission, we base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Production, Prices and Operating Expenses

   The following table presents information regarding the production volumes, average sales prices received and average production costs associated with our sales of natural gas and oil for the period indicated. We had no natural gas and oil production prior to the fiscal year ended June 30, 2000.

                                             Year Ended     Nine Months Ended
                                              June 30,          March 31,
                                          ---------------- -------------------
                                           2000    2001      2001      2002
                                          ------ --------- --------- ---------
Production:
  Natural gas (Mcf)...................... 28,094 3,570,026 2,238,360 5,137,800
  Oil (barrels)..........................  6,384   122,093    86,765   136,200
                                          ------ --------- --------- ---------
    Total (Mcfe)......................... 66,398 4,302,584 2,758,950 5,955,000
  Natural gas (Mcf/per day)..............     77     9,781     8,199    18,820
  Oil (barrels/per day)..................     17       335       318       499
                                          ------ --------- --------- ---------
    Total (Mcfe/per day).................    179    11,791    10,107    21,814
Average sales price:
  Natural gas (per Mcf).................. $ 4.16 $    5.92 $    6.39 $    2.70
  Oil (per barrel).......................  28.43     27.95     28.98     20.55
                                          ------ --------- --------- ---------
    Total (per Mcfe)..................... $ 4.49 $    5.71 $    6.09 $    2.78
Selected data per Mcfe:
Production and severance taxes........... $ 0.12 $    0.39 $    0.41 $    0.19
Lease operating expenses................. $ 1.16 $    0.22 $    0.20 $    0.23
General and administrative expenses...... $11.50 $    0.55 $    0.61 $    0.22
Depreciation, depletion and amortization
 of natural gas and oil properties....... $ 5.15 $    0.92 $    0.99 $    1.00

Development, Exploration and Acquisition Capital Expenditures

   The following table sets forth the costs incurred in natural gas and oil property acquisitions, exploration and development activities for the periods indicated:

                                           Year Ended June 30,    Nine Months
                                          ----------------------     Ended
                                             2000       2001     March 31, 2002
                                          ---------- ----------- --------------
   Property acquisition costs:
     Unproved............................ $  143,367 $ 1,901,405  $   967,803
     Proved..............................    418,531          --   19,956,452
   Exploration costs.....................  2,395,471  20,867,565    5,864,251
   Development costs.....................         --          --           --
                                          ---------- -----------  -----------
       Total costs incurred.............. $2,957,369 $22,768,970  $26,788,506
                                          ========== ===========  ===========

Drilling Activity

   The following table shows our drilling activity for the periods indicated:

                                            Year Ended June 30,    Nine Months
                                            --------------------      Ended
                                              2000       2001    March 31, 2002
                                            --------- ---------- ---------------
                                            Gross Net Gross Net   Gross    Net
                                            ----- --- ----- ---- -------- ------
   Exploratory Wells:
     Productive............................  2.0  0.9 24.0  10.2     9.0     6.5
     Non-productive........................  6.0  0.8  7.0   3.0     3.0     1.4
                                             ---  --- ----  ---- -------  ------
       Total...............................  8.0  1.7 31.0  13.2    12.0     7.9
                                             ===  === ====  ==== =======  ======

   No development wells were drilled for the periods indicated.

Exploration and Development Acreage

   Our principal natural gas and oil properties consist of producing and non-producing natural gas and oil leases. The following table indicates our interests in developed and undeveloped acreage as of April 1, 2002:

                                                 Developed(1) Undeveloped(1)(2)
                                                   Acreage         Acreage
                                                 ------------ ------------------
                                                 Gross   Net    Gross     Net
                                                 ------ ----- --------- --------
   Onshore:
     Texas......................................  9,133 6,342        --       --
   Offshore State Waters:
     Louisiana..................................     --    --    10,000    3,375
   Offshore Outer Continental Shelf:
     Louisiana..................................  1,250   267        --       --
     Texas......................................    938   170        --       --
                                                 ------ ----- --------- --------
       Total.................................... 11,321 6,779    10,000    3,375
                                                 ====== ===== ========= ========

--------
(1) Excludes any interest in acreage in which we have no working interest before payout.
(2) Excludes our 33.3% indirect interest in 20,714 gross undeveloped acres (17,339 net undeveloped acres) held by Republic Exploration, and excludes our 50.0% indirect interest in 10,760 gross undeveloped acres (10,760 net undeveloped acres) held by Magnolia Offshore Exploration.

Productive Wells

   The following table sets forth the number of gross and net productive natural gas and oil wells in which we owned an interest as of April 1, 2002:

                                                              Total Productive
                                                                   Wells
                                                              -----------------
                                                               Gross     Net
                                                              -----------------
      Natural gas............................................       32     21.2
      Oil....................................................        1      0.8
                                                               ------- --------
          Total..............................................       33     22.0
                                                               ======= ========


Corporate Offices

   We lease our corporate offices at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098. Our lease covers 2,850 square feet of space for a monthly rental of $5,819 through October 2003.

Employees

   We currently have a total of four employees. We use the services of independent consultants and contractors to perform various professional services, including reservoir engineering and legal services. We are dependent on our alliance partner, JEX, for geological and geophysical services and prospect generation, evaluation and prospect leasing. In addition, as a working interest owner in drilling wells and producing properties, we rely on third-party operators and also utilize the services of independent contractors to perform field and on-site drilling and production operation services.

Legal Proceedings

   We are not a party to any legal proceedings, and we are not aware of any legal proceeding contemplated against us.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth the names, ages and positions of our directors and executive officers:

            Name             Age                    Position
            ----             ---                    --------
Kenneth R. Peak.............  56 Chairman, President, Chief Executive Officer,
                                 Chief Financial Officer, Secretary and Director
William H. Gibbons..........  59 Vice President and Treasurer
Lesia Bautina...............  31 Controller
Jay D. Brehmer..............  36 Director
John B. Juneau..............  42 Director
Joseph J. Romano............  49 Director
Darrell W. Williams.........  59 Director

   Kenneth R. Peak was appointed president, chief executive and financial officer, secretary and a director of Contango in July 1999. Before joining Contango, Mr. Peak was the president of Peak Enernomics, Incorporated, a natural gas and oil consulting firm that he formed in 1990. Mr. Peak began his energy career in 1973 as a commercial banker in First National Bank of Chicago's energy group. He became treasurer of Tosco Corporation in 1980 and chief financial officer of Texas International Company ("TIC") in 1982. His tenure with TIC included serving as president of TIPCO, the domestic operating subsidiary of TIC's natural gas and oil operations. Mr. Peak has also served as chief financial officer of Forest Oil from 1988 to 1989 and as an investment banker with Howard Weil from 1989 to 1990. Mr. Peak was an officer in the U.S. Navy from 1968 to 1971. Mr. Peak received a BS degree in physics from Ohio University and a MBA from Columbia University. He currently serves as a director of Patterson-UTI Energy, Inc., a North America provider of onshore contract drilling services to exploration and production companies and Cellxion, Inc., a privately owned manufacturing and construction company serving the cellular telephone industry.

   William H. Gibbons joined Contango in February 2000 and was appointed treasurer in March 2000 and vice president and treasurer in November 2000. Before joining Contango, he was treasurer of Packaged Ice, Inc. from 1998 to 2000. From 1990 to 1998 and from 1983 to 1986, he provided financial consulting services to domestic and international oil companies, including a five-year assignment with Walter International, Inc. Mr. Gibbons began his energy career with Houston Oil & Minerals Corporation, where he served as treasurer from 1975 to 1981. He also was VP-Finance for Guardian Oil Company from 1981 to 1983 and Director-Acquisitions for Service Corporation International from 1986 to 1990. Mr. Gibbons received a BA degree in business administration from Duke University and a MBA in finance from Tulane University.

   Lesia Bautina joined Contango in November 2001 as Controller. Prior to joining Contango, Ms. Bautina worked as an auditor for Arthur Andersen LLP from 1997 to 2001. Her primary experience is accounting and financial reporting for exploration and production companies. Ms. Bautina received a degree in History from the University of Lvov in the Ukraine in 1990 and a BBA in Accounting in 1996 from Sam Houston State University, where she graduated with honors. Ms. Bautina is a Certified Public Accountant and Member of the Petroleum Accounting Society of Houston. Ms. Bautina was born in the Ukraine, speaks four languages fluently and became a United States citizen in February 2000.

   Jay D. Brehmer has been a director of Contango since October 2000. He has been Director, Capital & Finance of Aquila Energy Capital Corporation since 1998. Prior to joining Aquila, Mr. Brehmer was President and the founder of Capital Financial Services from 1995 to 1998. From 1990 to 1995, he was vice president of the Mutual of Omaha's investment banking subsidiary. Mr. Brehmer holds a BBA degree in business administration from Drake University.

   John B. Juneau has been a director of Contango since September 1999. Mr. Juneau is a private investor and the manager of the general partner of JEX, a firm that specializes in the generation and evaluation of natural gas and oil prospects and is Contango's alliance partner. Prior to forming JEX, Mr. Juneau served as senior vice president of exploration for Zilkha Energy Company from 1987 to 1998. His previous experience included three years as staff petroleum engineer with Texas International Company, where his principal responsibilities included reservoir engineering, as well as acquisitions and evaluations. Prior to that, he was a production engineer with ENSERCH in Oklahoma City. Mr. Juneau holds a BS degree in petroleum engineering from Louisiana State University and is a registered professional engineer in the State of Texas.

   Joseph J. Romano has been a director of Contango since September 1999. He has been employed as chief financial officer by MSZ Investments, Inc. since 1998 and has been the President and CFO of Zilkha Renewable Energy Company since January 2002. In February 1989, Mr. Romano joined Zilkha Energy Company, where he served as senior vice president and chief financial officer until 1998. He served as the chief financial officer, treasurer and controller of Texas International Company from 1986 to 1988 and as its treasurer and controller from 1982 to 1985. Prior to 1982, Mr. Romano spent five years working in the Worldwide Energy Group of the First National Bank of Chicago. He holds a BA degree in economics and political science from the University of Wisconsin-Eau Claire and a MBA in finance from the University of Northern Illinois.

   Darrell W. Williams has been a director of Contango since September 1999. He became president of Deutag Marketing and Technical Services in 1993, with responsibility to develop new business with other companies having international drilling departments in North America. In September 1996, Mr. Williams was transferred to Germany and promoted to managing director of Deutag International, which has responsibility for all drilling operations outside of Europe. Before joining Deutag, Mr. Williams held senior executive positions with Nabors Drilling from 1988 to 1993, Pool Company from 1985 to 1988, Baker Oil Tools from 1980 to 1983 and SEDCO from 1970 to 1980. Mr. Williams graduated from West Virginia University in 1964 with a degree in petroleum engineering. Mr. Williams is past chairman of the Houston Chapter of International Association of Drilling Contractors, a current member of the IADC executive committee and a member of the Society of Petroleum Engineers.

Board Structure and Compensation

   Directors of Contango serve as members of the board until the next annual stockholders meeting, until successors are elected and qualified or until their earlier resignation or removal. Officers of Contango are elected by the board and hold office until their successors are chosen and qualified, until their death or until they resign or have been removed from office. All corporate officers serve at the discretion of the board. There are no family relationships between any of our directors or executive officers.

   Directors do not receive cash remuneration for serving on our board. Instead, we compensate our directors by issuing to them, or to the corporate investors that they represent, options to purchase 2,500 shares of common stock each quarter.

Board Committees

   Our policy is that all major corporate decisions be made by the full board. As a result, we only have one committee of the board, the audit committee. The audit committee recommends the appointment of independent public accountants to conduct audits of our financial statements, reviews with the accountants the plan and results of the auditing engagement, approves other professional services provided by the accountants and evaluates the independence of the accountants. The current members of our audit committee are Darrell W. Williams, Joseph J. Romano, and Jay D. Brehmer.

Compensation of Executive Officers

   We disclose below the compensation awarded to, earned by or paid to our chief executive officer and our only other executive officer whose salary and bonus exceeded $100,000 in the fiscal year ended June 30, 2001. Other than the salary and bonus described in the table below, and the stock options described in the next table, we did not pay any executive officer named in the table below, which we refer to as the named executive officers, any fringe benefits, perquisites or other compensation during the fiscal years ended June 30, 2000 and 2001. For the fiscal year ended June 30, 2000, Mr. Peak was the only executive officer whose salary and bonus exceeded $100,000.

                                                  Annual Compensation   Shares
                   Name                    Fiscal ------------------- Underlying
            Principal Position              Year   Salary     Bonus    Options
            ------------------             ------ ------------------- ----------
Kenneth R. Peak (1).......................  2001  $ 150,000 $ 150,000  200,000
  Chairman, President, Chief Executive      2000  $ 139,555 $      --       --
   and Financial Officer and Secretary
William H. Gibbons (2)....................  2001  $ 108,006 $  30,000   50,000
  Vice President and Treasurer............  2000  $  38,750 $      --   25,000

--------
(1) Mr. Peak was appointed as our chief executive officer on July 26, 1999 and appointed chairman of the board on September 28, 1999. Prior to that date, he was not affiliated with us in any way and did not receive any compensation.
(2) Mr. Gibbons joined us in February 2000.

Stock Option Plan

   In August 1999, the board and shareholders adopted the Contango Oil & Gas Company 1999 Stock Incentive Plan, or the "Plan." Under the Plan, we may grant both restricted common stock and options to purchase common stock. Stock options granted under the Plan may be either options intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options. Awards under the Plan may be made to any director, officer, employee, or independent contractor of ours or of any subsidiary of ours, with respect to non-qualified stock options, and any other person or entity that the board deems it appropriate to receive such an award. The maximum number of shares of common stock, that may be awarded under the Plan is five million, subject to adjustment to the extent we undertake a reorganization, stock split, stock dividend reclassification or other change affecting the common stock. In no event, however, will any director, officer, employee, or independent contractor of ours or one of our subsidiaries receive incentive stock option awards under the Plan exceeding a value of $100,000 in any calendar year.

Option Grants in Fiscal Year 2001

   The following table provides detailed information about the grants of stock options to the named executive officers. All grants were made under our Plan. Kenneth R. Peak and William H. Gibbons received 94.4% of all options granted to employees during fiscal year 2001.

                                       Number of
                                       Securities                       Grant
                                       Underlying Exercise               Date
                                        Options     Price   Expiration Present
            Name of Optionee            Granted   ($/Share)    Date    Value (1)
            ----------------           ---------- --------  ---------- --------
   Kenneth R. Peak....................  100,000    $3.20      8/24/05  $ 81,000
                                        100,000    $4.37     11/20/05  $221,200
   William H. Gibbons.................   50,000    $4.37     11/20/05  $110,600

--------
(1) To estimate the present value of the options granted, we applied the Black Scholes option pricing model utilizing the following weighted-average assumptions used for grants during the years ended June 30, 2000 and 2001, respectively: (i) risk-free rate of 5.77 percent and 6.35 percent; (ii) expected lives of five years for the Option Plan, (iii) expected volatility of 50 percent for both periods; and (iv) expected dividend yield of zero percent.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table shows the number of options owned by the named executive officers. Options in the column marked "unexercisable" are subject to vesting and will be forfeited if a named executive officer's employment with us is terminated for certain reasons. None of our named executive officers exercised options or warrants during the fiscal year ended June 30, 2001.

                                                            Value of Unexercised
                              Number of Unexercised   In-the-Money Warrants and Options
                              Warrants and Options            at June 30, 2001(1)
                            ------------------------- -------------------------------------
             Name           Exercisable Unexercisable   Exercisable         Unexercisable
             ----           ----------- ------------- ------------------  -----------------
   Kenneth R. Peak.........   800,000      100,000    $        1,307,667     $        20,333
   William H. Gibbons......    37,500       37,500                37,708               7,542

--------
(1) Based on $3.81 per share, the closing price per share of our common stock on the American Stock Exchange on June 29, 2001 and the relevant exercise price.

Employment Agreements

   We have no employment agreement with any executive officer.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table presents information regarding beneficial ownership of our common stock as of May 1, 2002 by:

  . Each person whom we know owns beneficially more than 5% of our common stock;

  . Each of our directors;

  . The named executive officers; and

  . All of our named executive officers and directors as a group.

   Unless otherwise indicated, each person listed has sole voting and dispositive power over the shares indicated as owned by that person, and the address of each stockholder is the same as our address. Furthermore, under SEC rules, shares are deemed to be "beneficially owned" by a person if he directly or indirectly has or shares the power to vote or dispose of these shares, whether or not he has any pecuniary interest in these shares, or if he has the right to acquire the power to vote or dispose of these shares within 60 days, including any right to acquire through the exercise of any option or warrant or the conversion of any convertible security.

   The address of Trust Company of the West is 865 South Figueroa Street, Los Angeles, California, 90017 and the address of Aquila Energy Capital Corporation is 909 Fannin Street, Suite 1850, Houston, Texas 77010. The address of each director and executive officer is our address.

                                         Common Shares
                                       Beneficially Owned
                                          Under Stock
                                          Options and
                                         Warrants, and
                              Common     Issuable Upon              Percent of
                              Shares     Conversion of                Common
                               Owned    Preferred Stock     Total     Stock
                             --------- ------------------ --------- ----------
Aquila Energy Capital
 Corporation(1).............        --     1,143,864      1,143,864   11.35%
Trust Company of the
 West(2).................... 1,851,852     1,449,353      3,301,205   31.80%
Kenneth R. Peak(3).......... 1,119,055       853,333      1,972,388   20.16%
William H. Gibbons(4).......    18,501        63,333         81,834       *
Jay Brehmer.................    11,000            --         11,000       *
John B. Juneau(5)...........   400,001       614,170      1,014,171   10.63%
Joseph J. Romano(6).........    50,001        69,167        119,168    1.32%
Darrell W. Williams(7)......   123,251        99,170        222,421    2.46%
                             ---------     ---------      ---------   -----
Directors, officers and 5%
 stockholders, as a group... 3,573,661     4,292,390      7,866,051   59.49%
Directors and executive
 officers, as a group
 (6 persons)(8)............. 1,721,809     1,699,173      3,420,982   32.18%

--------
*  Less than 1%.
(1) Includes stock options to purchase 7,500 shares of common stock which are vested or will vest within 60 days, and 1,136,364 shares issuable upon the conversion of Series B preferred stock.
(2) Trust Company of the West holds its securities of Contango in its capacity as Investment Manager and Custodian for a client. Convertible shares include stock options to purchase 449,353 shares of common stock which are vested or will vest within 60 days, and 1,000,000 shares issuable upon the conversion of Series A preferred stock.
(3) Includes stock options to purchase 153,333 shares of common stock and a warrant to purchase 700,000 shares of common stock, all of which are vested or will vest within 60 days.
(4) Includes stock options to purchase 63,333 shares of common stock which are vested or will vest within 60 days.
(5) Includes stock options to purchase 19,167 shares of common stock and a warrant to purchase 200,000 shares of common stock, all of which are vested or will vest within 60 days. Also included in the shares are 200,000 shares of common stock and stock options to purchase 270,000 shares of common stock and warrants to purchase 125,000 shares of common stock that are owned by JEX, all of which are vested or will vest within 60 days. Mr. Juneau is sole manager of JEX.
(6) Includes stock options to purchase 19,167 shares of common stock and a warrant to purchase 50,000 shares of common stock, all of which are vested or will vest within 60 days.
(7) Includes stock options to purchase 19,170 shares of common stock and a warrant to purchase 80,000 shares of common stock, all of which are vested or will vest within 60 days.
(8) Includes stock options to purchase 544,170 shares of common stock and warrants to purchase 1,155,000 shares of common stock, all of which are vested or will vest within 60 days.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

Directors, Director Designees and Observers

   As part of the terms of the Series A preferred stock, if TCW, as the holder of Series A preferred stock, has not appointed or nominated for election at least one member of the board and shares of the Series A preferred stock remain outstanding, then, in its capacity as the holder of Series A preferred stock, TCW shall be entitled to designate a person to attend any meetings of the board for the sole purpose of observing any such meetings for and on behalf of TCW. In addition, as part of the securities purchase agreement dated as of December 29, 1999 between us and TCW, as amended August 24, 2000, TCW has concurrent rights to designate a person to attend any meetings of the board for the sole purpose of observing any such meetings for and on behalf of TCW, provided that TCW has not nominated or appointed at least one member of the board and it holds at least 5% of our outstanding common stock.

   As part of the securities purchase agreement dated as of September 27, 2000 between us and Aquila, we agreed to use our best efforts to cause one of the directors to be an individual selected by Aquila in its sole discretion. Additionally, if at any time Aquila has not appointed or nominated for election at least one of the members of the board and it holds at least 5% of our outstanding common stock or a sufficient number of shares of Series B preferred stock which, if converted, would constitute at least 5% of our outstanding common stock, or a combination of the foregoing, Aquila shall be entitled to designate a person to attend any meetings of the board for the sole purpose of observing any such meetings for and on behalf of Aquila.

   Aquila has selected Mr. Brehmer as its director designee.

   See "Description of Our Other Capital Stock--Preferred Stock."

The JEX Alliance

   Under a September 1999 agreement, JEX evaluates natural gas and oil prospects and proved reserves for us and recommends possible investment opportunities to us. In exchange, we have committed, within various parameters, to invest with JEX in the recommended prospects and reserves and to fund a portion of the capital expenditures required to explore and develop the opportunities. We also issued 200,000 shares of our common stock to JEX and granted JEX options to purchase 400,000 shares of our common stock. As of May 1, 2002, 300,000 of the options have vested. The vesting of the other options depends on the success of certain prospects and reserves in which we have invested under the agreement. See "Business--Exploration Alliance with JEX."

   In addition, JEX is the managing member of the two offshore exploration limited liability companies in which we hold significant interests, Republic Exploration and Magnolia Offshore Exploration. See "Business--Offshore Exploration Joint Ventures."

   John B. Juneau, one of our directors, is the sole manager of the general partner of JEX.

Relationship with the Southern Ute Indian Tribe

   In January 2002, we repurchased all of the working interests and net revenue interests held by the Southern Ute Indian Tribe in the STEP properties for $7.0 million in cash. The terms of the transaction were made at arm's length.

   The Southern Ute Indian Tribe is an affiliate of the Southern Ute Indian Tribe Growth Fund which, prior to March 2002, was the owner of approximately 22% of our outstanding common stock and had a director on our board. In a March 2002, transaction, we repurchased all of the 2,575,000 shares of common stock held by the SUIT Growth Fund for approximately $6.2 million. As a result of this transaction, the SUIT Growth Fund ceased being a stockholder and its director designee resigned from the board.

         DESCRIPTION OF SERIES C PREFERRED STOCK AND DEPOSITARY SHARES

General

   Under our certificate of incorporation, the board is authorized without further stockholder action to provide for the issuance of up to 125,000 shares of preferred stock, par value $0.04 per share, in one or more series, with such voting powers, full or limited, or no voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in resolutions providing for the issue of preferred stock adopted by the board. The board has designated 5,000 shares of preferred stock as Series A Senior Convertible Cumulative Preferred Stock, which we refer to as our Series A preferred stock, and has designated 10,000 shares of preferred stock as Series B Senior Convertible Cumulative Preferred Stock, which we refer to as our Series B preferred stock. As of April 30, 2002, we had outstanding 2,500 shares of Series A preferred stock and 5,000 shares of Series B preferred stock. For a description of the terms of our Series A preferred stock and Series B preferred stock, see "Description of Our Other Capital Stock-- Preferred Stock."

   Prior to the completion of this offering, the board will have adopted
resolutions creating the    % Convertible Cumulative Preferred Stock, Series C,
which we refer to as our Series C preferred stock, and designating 92,000 shares of preferred stock as Series C preferred stock, and we will have filed with the Secretary of State of the State of Delaware a certificate of designations with respect to the Series C preferred stock.

   The Bank of New York will act as the depositary and the transfer agent for the depositary shares and the Series C preferred stock.

   Each depositary share offered by this prospectus represents one tenth of a share of Series C preferred stock. The shares of the Series C preferred stock will be deposited with The Bank of New York, as depositary, under a deposit agreement among Contango, the depositary and the registered holders and beneficial owners from time to time of the depositary receipts issued under the deposit agreement. The depositary receipts will evidence the depositary shares. As a holder of depositary shares, we will not treat you as one of our shareholders and you will not have shareholder rights. Delaware law governs shareholder rights. The depositary will be the holder of the Series C preferred shares underlying your depositary shares. As a holder of depositary shares, you will have the rights of holders of depositary receipts, which are set out in the deposit agreement. The deposit agreement and the depositary receipts are governed by New York law. See "--Depositary Shares" below.

   Immediately prior to the closing of the sale of the depositary shares offered by this prospectus, we will issue and deposit with the depositary one share of Series C preferred stock for each ten depositary shares being sold. The depositary will then execute the depositary receipts and deliver them to us. We will, in turn, deliver the depositary receipts to the underwriter. Depositary receipts will be issued evidencing only whole depositary shares.

   We have applied to have the depositary shares listed on the American Stock Exchange under the symbol "MCF.PrC". The Series C preferred stock will not be listed on any exchange, and we do not expect that there will be any trading market for the Series C preferred stock except as represented by the depositary shares.

Series C Preferred Stock

   The following is a summary of the material terms of the Series C preferred stock. The complete terms of the Series C preferred stock will be set forth in the certificate of designations with respect to the Series C preferred stock, the form of which is filed as an exhibit to the registration statement of which this prospectus constitutes a part.

   Ranking. With respect to the payment of dividends, redemption and the distribution of assets upon our liquidation, dissolution or winding-up or otherwise, the Series C preferred stock will rank:

  . junior to the Series A preferred stock, the Series B preferred stock and any other class or series of our capital stock the terms of which provide that the class or series will rank senior to the Series C preferred stock with respect to the payment of dividends, redemption, or the distribution of assets upon our liquidation, dissolution or winding-up or otherwise;

  . on a parity with any class or series of our capital stock the terms of which provide that the class or series will rank on a parity with the Series C preferred stock with respect to the payment of dividends, redemption, or the distribution of assets upon our liquidation, dissolution or winding-up or otherwise; and

  . senior to our common stock and any other class or series of our capital stock unless the terms of that stock provide that the class or series will rank senior to or on a parity with the Series C preferred stock with respect to the payment of dividends, redemption, or the distribution of assets upon our liquidation, dissolution or winding-up or otherwise.

   So long as any shares of Series C preferred stock remain outstanding, we may not authorize, increase the authorized amount of or issue any shares of any class or series of our capital stock ranking senior to the Series C preferred stock as to payment of dividends, redemption, or distribution of assets upon our liquidation, dissolution or winding-up, or any securities convertible into or exchangeable or exercisable for such senior stock, without the affirmative vote of the holders of at least a majority of the outstanding shares of Series C preferred stock.

   Dividends. Holders of shares of Series C preferred stock, in preference to the holders of shares of our common stock and of any other capital stock issued by us ranking junior to the Series C preferred stock as to payment of dividends, will be entitled to receive, when, as and if declared by the board out of our assets legally available for payment, cumulative cash dividends
payable quarterly at the rate of     % of the liquidation preference per year,
or $     per year per share of Series C preferred stock, equivalent to $
per year per depositary share. Dividends on the shares of Series C preferred stock will accumulate from the date of issue and will be payable quarterly on or before March 31, June 30, September 30 and December 31 of each year, commencing September 30, 2002, to holders of record as they appear on the stock register for the Series C preferred stock on the record dates, not less than 15 or more than 45 days preceding the payment dates, fixed by the board or an authorized committee thereof. If the last day of a quarter falls on a non-business day, we may pay dividends for that quarter on the first business day following the end of the quarter. Accumulations of dividends on shares of Series C preferred stock will not bear interest. Dividends payable on the Series C preferred stock for less than a full quarterly dividend period will be computed on the basis of the actual number of days elapsed in the period and a 360-day year consisting of twelve 30-day months.

   Holders of Series C preferred stock will not be entitled to any dividends, whether payable in cash, stock or other property, in excess of full cumulative dividends.

   When dividends are not paid in full on the Series C preferred stock and any other shares of our capital stock ranking on a parity as to payment of dividends with the Series C preferred stock, all dividends declared on the Series C preferred stock and any other shares of our capital stock ranking on a parity as to payment of dividends with the Series C preferred stock shall be declared pro rata so that the amount of dividends declared per share on the Series C preferred stock and such other shares shall in all cases bear to each other the same ratio that the accumulated and unpaid dividends per share on the Series C preferred stock and such other shares bear to each other. Except as described in the preceding sentence, unless full dividends on the Series C preferred stock have been paid, or declared and a sum sufficient for payment thereof set apart for such payment, for all past dividend periods, no dividends, other than in common stock or other shares of capital stock issued by us ranking junior to the Series C preferred stock as to payment of dividends, redemption, and distribution of assets upon our liquidation, dissolution or winding-up, shall be declared or paid or set aside for payment, nor shall any other distribution be made, on the common stock or on any other shares of capital stock issued by us ranking junior to or on a parity with the Series C preferred stock as to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up.

   Unless full dividends on the Series C preferred stock have been paid, or declared and a sum sufficient for payment thereof set apart for such payment, for all past dividend periods, we and our subsidiaries may not redeem, repurchase or otherwise acquire for any consideration, nor may we or they pay or make available any moneys for a sinking fund for the redemption of, any shares of common stock or any other shares of capital stock issued by us ranking junior to or on a parity with the Series C preferred stock as to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up except by conversion into or exchange for shares of capital stock issued by us ranking junior to the Series C preferred stock as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding-up.

   We may not pay any dividends on our Series C preferred stock unless:

  . full cumulative dividends have been or contemporaneously are declared and paid in cash, or declared and a sum sufficient for payment set apart for payment, on our Series A preferred stock and Series B preferred stock for all quarterly dividend periods for those series ending on or prior to the date of payment of the dividend on the Series C preferred stock;

  . an amount equal to the dividends accrued on the Series A preferred stock and Series B preferred stock from the last dividend payment date for those series to the date of payment of the dividend on the Series C preferred stock has been declared and set apart for payment on the Series A preferred stock and Series B preferred stock; and

  . the dividend payment for the most recent quarterly dividend period on the Series A preferred stock and Series B preferred stock has been paid entirely in cash.

   See "Description of Our Capital Stock--Preferred Stock." Given the prohibition described in the first bullet pointed paragraph immediately above, the payment of in kind dividends to the holders of our Series A preferred stock or to the holders of our Series B preferred stock would mean that we would be unable to ever pay subsequent cash dividends to the holders of our Series C preferred stock. As a result, we will not pay in kind dividends to the holders of our Series A and Series B preferred stock unless and until the prohibition referred to above is removed from the terms of our Series A and Series B preferred stock and the terms of the Series C preferred stock are amended to permit the payment of dividends in kind to our Series A and Series B preferred stockholders at an annual or special meeting or our stockholders.

   Additionally, our Credit Facility with Guaranty Bank, FSB prohibits us from paying dividends on our preferred stock, including the Series C preferred stock, following the occurrence and during the continuance of any event of default under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Facility."

   Voluntary Conversion. Each share of the Series C preferred stock may be converted at any time prior to the close of business on the business day immediately preceding a redemption date for the Series C preferred stock (see "--Series C Preferred Stock--Redemption" below), at the option of the holder, into:

  . a number of shares of our common stock equal to (1) the liquidation preference per share of Series C preferred stock, $250.00, divided by
     (2) the conversion price, which initially is $     ; plus

  .  cash in lieu of fractional shares of common stock as provided below under "--Series C Preferred Stock--Fractional Shares."
   The conversion price is subject to adjustment upon the occurrence of certain events. See "--Conversion Price Adjustment" below. We refer to the number of shares of common stock into which each share of Series C preferred stock may be converted at any given time, based on the conversion price then in effect, as the conversion ratio. The initial conversion ratio, calculated by dividing
$250.00 by the initial conversion price of $    , is      shares of common
stock, equivalent to       shares of common stock for each depositary share.

   In order to exercise the voluntary conversion right, the record holder of any shares of Series C preferred stock to be converted shall surrender the certificate representing the shares of Series C preferred stock to us at our offices or at the office of our transfer agent together with a duly completed and executed notice that the holder elects to convert all or a portion of the shares of the Series C preferred stock represented by such certificate and specifying the name or names (with address) in which a certificate or certificates for shares of common stock are to be issued and (if so required by us or the transfer agent) accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to us or the transfer agent duly executed by the holder or its duly authorized legal representative and transfer tax stamps or funds therefore, if required. If less than all shares of Series C preferred stock represented by the surrendered certificate are being converted, we will also deliver a certificate or certificates representing the shares of Series C preferred stock represented by the surrendered certificate that are not being converted. The conversion of the shares of Series C preferred stock will be deemed to have occurred at the close of business on the date we receive the notice of conversion, and the holder will be deemed for all purposes to have become the holder of the shares of common stock as of that time and date.

   The holders of shares of Series C preferred stock at the close of business on a record date for the payment of dividends will be entitled to receive the dividend payment on those shares on the corresponding dividend payment date notwithstanding the conversion of the shares of Series C preferred stock following that record date or our default in payment of the declared dividend due on that dividend payment date. However, shares of Series C preferred stock surrendered for voluntary conversion during the period between the close of business on any record date and the close of business on the business day immediately preceding the applicable dividend payment date must be accompanied by payment of an amount equal to the dividend payable on those shares of Series C preferred stock on that dividend payment date. A holder of shares of Series C preferred stock on a record date for the payment of dividends who, or whose transferee, tenders any shares for conversion on the corresponding dividend payment date will receive the dividend payable by us on the Series C preferred stock on that date, and the converting holder need not include payment in the amount of the dividend upon surrender of shares of Series C preferred stock for conversion. Except as provided above, with respect to a voluntary conversion we will make no payment or adjustment upon conversion of Series C preferred stock for accumulated and unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

   Mandatory Conversion. On or after June 30, 2004, we may, at our option, cause all, but not a portion, of the outstanding shares of Series C preferred stock to be converted into common stock at the conversion ratio then in effect. We may exercise this conversion right only if, for at least 20 trading days within any 30 consecutive trading-day period (including the last trading day of the period) ending on the first trading day immediately preceding our issuance of a press release as provided below announcing the mandatory conversion of the Series C preferred stock, the last reported sale price of our common stock on the American Stock Exchange, another national securities exchange or the Nasdaq National Market equals or exceeds 130% of the conversion price of the Series C preferred stock in effect on the applicable trading day.

   To exercise the mandatory conversion right described above, we must issue a press release for publication on Business Wire or an equivalent newswire service prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. We will also give notice of the mandatory conversion by mail to the holders of the Series C preferred stock not more than four business days after the date of the press release. The conversion date will be a date selected by us and will be no more than five business days after the date on which we issue the press release described above.

   In addition to any information required by applicable law, regulation or stock exchange rule, the press release and notice of a mandatory conversion will state, as appropriate:

  .  the conversion date;

  . the number of shares of common stock to be issued upon conversion of each share of Series C preferred stock; and

  . that dividends on the Series C preferred stock will cease to accrue on the conversion date.

   On and after the conversion date, dividends will cease to accrue on the Series C preferred stock and all rights of holders of Series C preferred stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof and cash in lieu of fractional shares. The holders of shares of Series C preferred stock at the close of business on a record date for the payment of dividends will be entitled to receive the dividend payment on those shares on the corresponding dividend payment date notwithstanding the mandatory conversion of the shares of Series C preferred stock after the record date and on or prior to the dividend payment date. Except as provided in the immediately preceding sentence, with respect to a mandatory conversion we will make no payment or adjustment upon conversion of Series C preferred stock for accumulated and unpaid dividends on converted shares or for dividends on the shares of common stock issued upon conversion.

   We may not authorize, issue a press release regarding or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Series C preferred stock for periods ended prior to the date of the conversion notice have been paid in full.

   In addition to the mandatory conversion provision described above, if there are less than 9,200 shares of Series C preferred stock outstanding, we may, at any time on or after June 30, 2006, at our option, cause all, but not a portion, of the outstanding shares of Series C preferred stock to be automatically converted into that number of shares of common stock per share of Series C preferred stock equal to $250.00 (the liquidation preference per share of Series C preferred stock) divided by the lesser of:

  .  the conversion price then in effect and

  . the market value (as defined below under "--Series C Preferred Stock-- Conversion Price Adjustment") for the five trading day period ending on the second trading day immediately prior to the conversion date.

The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion, except that (1) the conversion date will not be less than 15 days nor more than 30 days after the date on which we issue a press release announcing the mandatory conversion and (2) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of Series C preferred stock, but instead will state the basis for determining the number of shares of common stock to be issued as set forth in this paragraph.

   Fractional Shares. No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion of Series C preferred stock, whether voluntary or mandatory. We will pay cash in lieu of any fractional share of common stock resulting from conversion based on the last reported sale price of the common stock on the American Stock Exchange, or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation, or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock, at the close of business on the trading day next preceding the date of conversion.

   Conversion Price Adjustment. The conversion price is subject to adjustment, in accordance with formulas that will be included in the certificate of designations, in certain events, including upon:

  . any payment of a dividend (or other distribution) on our common stock payable in shares of common stock;

  . any issuance to all holders of shares of common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than the market value (as defined below) for the period ending on the date of issuance; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of Series C preferred stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of Series C preferred stock into common stock; and provided further, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion price will not be adjusted until the triggering events occur;

  . any subdivision, split, combination or reclassification of the common stock;

  . any distribution consisting exclusively of cash (excluding any cash distributed upon a merger or consolidation to which the penultimate paragraph of this section entitled "Conversion Price Adjustment" applies) to all holders of shares of common stock in an aggregate amount that, combined together with (1) all other such all-cash distributions made within the then-preceding 12 months in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our subsidiaries for shares of common stock concluded within the then-preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (defined as the product of the market value for the period ending on the record date of such distribution and the number of shares of common stock then outstanding) on the record date of such distribution;

  . the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock that involves an aggregate consideration that, together with (1) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of common stock expiring within the then-preceding 12 months in respect of which no adjustment has been made and (2) the aggregate amount of any such all-cash distributions referred to in the immediately preceding bullet-pointed clause to all holders of shares of common stock within the then-preceding 12 months in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer; or

  . a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above).

   No adjustment of the conversion price will be required to be made until the cumulative adjustments not made amount to 1% or more of the conversion price as last adjusted.

   The term "market value" means the mean average closing price of the common stock for a five consecutive trading day period on the American Stock Exchange, or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation, or, if not so listed or authorized for quotation, an amount determined in good faith by our board to be the fair value of the common stock.

   In the event that we distribute rights or warrants, other than those referred to in the second bullet point in this section entitled "Conversion Price Adjustment", pro rata to holders of shares of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any Series C preferred stock surrendered for conversion will be entitled to receive upon conversion, in addition to the shares of common stock then issuable upon conversion, a number of rights or warrants to be determined as follows:

  . if the conversion occurs on or prior to the date for the distribution to the holders of the rights or warrants of separate certificates evidencing the rights or warrants, the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of shares issuable on conversion is entitled at the time of the conversion in accordance with the terms and provisions applicable to the rights or warrants; and

  . if the conversion occurs after the date for the distribution to the holders of rights or warrants of separate certificates evidencing the rights or warrants, the same number of rights or warrants to which a holder of the number of shares of common stock into which such Series C preferred stock was convertible immediately prior to such date would have been entitled on the date had the Series C preferred stock been converted immediately prior to that date in accordance with the terms and provisions applicable to the rights or warrants.

   The conversion price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

   Subject to the provisions below under "--Series C Preferred Stock--Change of Control" and "--Series C Preferred Stock--Consolidation, Merger and Sale of Assets," following our reclassification, consolidation or merger with or into another person or any merger of another person with or into us, with certain exceptions, or any sale or other disposition of all or substantially all of our assets, computed on a consolidated basis, pursuant to which the common stock is converted into the right to receive other securities, cash or other property, each share of Series C preferred stock then outstanding will thereafter be convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which a share of Series C preferred stock was convertible immediately prior thereto, after giving effect to any adjustment event, including an adjustment upon a change of control, if applicable.

   Any adjustment to the conversion price will result in a change in the conversion ratio.

   Change of Control. Except as provided below, upon a change of control, as defined below, holders of Series C preferred stock shall, in the event that the liquidation preference, $250.00, divided by the market value, as defined above under "--Series C Preferred Stock--Conversion Price Adjustment", at that time is greater than the conversion ratio in effect at that time, have a one-time option to convert each of their outstanding shares of Series C preferred stock into a number of shares of common stock equal to the liquidation preference, $250.00, divided by an adjusted conversion price equal to the greater of:

  . the market value (as defined above under "--Series C Preferred Stock-- Conversion Price Adjustment") as of the change of control date; and

  .  $     (as adjusted for stock splits, combinations, subdivisions, recapitalizations and the like), which is 66 2/3% of the recent common stock price set forth on the cover of this prospectus.

   This option shall be exercisable during a period of not less than 30 days nor more than 60 days commencing on the third business day after notice of the change of control is given by us in the manner that will be specified in the certificate of designations.

   In lieu of issuing the shares of common stock issuable upon conversion of shares of Series C preferred stock in the event of a change of control, we may, at our option, make a cash payment equal to the market value determined for the period ending on the change of control date for each share of common stock that would otherwise be issuable. However, any such cash payment will be treated as a redemption of the Series C preferred stock for purposes of the restrictions referred to in the last paragraph under the heading "--Series C Preferred Stock--Redemption" below.

   Notwithstanding the foregoing, upon a change of control in which (1) each holder of our common stock receives consideration consisting solely of common stock of the successor, acquirer or other third party (and cash paid in lieu of fractional shares) that is listed on a national securities exchange or quoted on the NASDAQ National Market and (2) all of our common stock has been exchanged for, converted into or acquired for common stock of the successor, acquirer or other third party (and cash in lieu of fractional shares), and the

Series C preferred stock becomes convertible solely into such common stock, the conversion price will not be adjusted as described in the first paragraph of this subsection entitled "--Change of Control."

   "Change of control" will be defined in the certificate of designations as any of the following events:

  . the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended);

  . the adoption of a plan the consummation of which would result in our liquidation or dissolution; or

  . the acquisition, directly or indirectly, by any person or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, provided that the directors of the corporation and their affiliates shall not be deemed to be a group solely by reason of the fact that they are all directors or affiliates of directors), of beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of more than 50% of the aggregate voting power of our capital stock entitled to vote generally in the election of members of our board.

   The phrase "all or substantially all" of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at that time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of our assets.

   Consolidation, Merger And Sale Of Assets. The certificate of designations will provide that we may, without the consent of any holder of the outstanding Series C preferred stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our assets to any person or permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to, us provided that:

  . the successor, transferee, or lessee is organized under the laws of the United States or any political subdivision thereof;

  . the shares of Series C preferred stock will become shares of the successor, transferee or lessee, having in respect of the successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, as the Series C preferred stock had immediately prior to the transaction; and

  . we deliver to the transfer agent for the Series C preferred stock an officers' certificate and an opinion of counsel stating that the transaction complies with the certificate of designations.

   Upon our consolidation with, or merger into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from the consolidation or into which we are merged or the transferee or lessee to which the conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of ours under the shares of Series C preferred stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Series C preferred stock.

   Liquidation Preferences. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of Contango, the holders of the Series C preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of common stock or of any other shares of capital stock issued by us ranking as to such a distribution junior to the Series C preferred stock, liquidating distributions in the amount of $250.00 per share of Series C preferred stock, equivalent to $25.00 per depositary share, plus all accrued and unpaid dividends (whether or not earned or declared) for the then current, and all prior, dividend periods. If upon any voluntary or involuntary liquidation, dissolution or winding-up of Contango, the amounts payable with respect to the Series C preferred stock and any other shares of stock issued by us ranking as to any such distribution on a parity with the Series C preferred stock are not paid in full, the holders of the Series C preferred stock and of such other shares will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series C preferred stock will not be entitled to any further participation in any distribution of assets by us.

   Upon any voluntary or involuntary liquidation, dissolution or winding-up of Contango, holders of shares of Series C preferred stock will not be entitled to receive any liquidating distributions until all amounts payable upon any such event to holders of shares of our Series A preferred stock, Series B preferred stock and any other class or series of our capital stock ranking senior to the Series C preferred stock with respect to any such distribution have been paid in full.

   For purposes of liquidation rights, a consolidation or merger of us with or into any other corporation or corporations or a sale of all or substantially all of our assets is not a liquidation, dissolution or winding-up of Contango.

   Redemption. We may not redeem the shares of Series C preferred stock prior to June 30, 2006. At any time on or after June 30, 2006 and prior to June 30, 2009, we may, at our option, redeem all, but not a portion, of the shares of Series C preferred stock at a cash redemption price equal to 105% of the liquidation value, or $262.50 per share of Series C preferred stock, equivalent to $26.25 per depositary share, plus all unpaid accumulated and accrued dividends to the date of redemption.

   At any time on or after June 30, 2009, we may, at our option, redeem all, but not a portion, of the outstanding shares of Series C preferred stock at a cash redemption price equal to the liquidation value, or $250.00 per share of Series C preferred stock, equivalent to $25.00 per depository share, plus all unpaid accumulated and accrued dividends to the date of redemption.

   If we elect to redeem the Series C preferred stock in accordance with either of the two preceding paragraphs, we will notify holders of Series C preferred stock of our intention to redeem the Series C preferred stock by:

  . issuing a press release on Business Wire or an equivalent newswire service indicating our intention to redeem the Series C preferred stock; and

  . mailing a notice of our intention to redeem the Series C preferred stock to all holders of Series C preferred stock.

   In addition to any information required by applicable law, regulation or stock exchange rule, the press release and notice of redemption will state:

  . the redemption date, which will be a date not less than 30 nor more than 60 days after the date of the press release;

  . the redemption price to be paid in respect of each share of Series C preferred stock;

  . that dividends on the Series C preferred stock will cease to be payable on the redemption date, unless we default in making payment of any cash payable upon redemption;

  . that the option of holders of Series C preferred stock to convert shares of Series C preferred stock into common stock will terminate at the close of business on the business day immediately preceding the redemption date, unless we default in making payment of any cash payable upon redemption;

   . the conversion price then in effect; and

  . that shares of Series C preferred stock must be surrendered to us or to the transfer agent in order to receive the redemption payment and the procedures for surrendering shares of Series C preferred stock.

   The right of holders of shares of Series C preferred stock to convert shares of Series C preferred stock will terminate at the close of business on the business day immediately preceding the redemption date, unless we default in making payment of any cash payable upon redemption.

   So long as any shares of Series A preferred stock of Series B preferred stock remain outstanding, we will be prohibited from redeeming shares of Series C preferred stock (1) without the consent of at least a majority of the holders of the Series A preferred stock and Series B preferred stock, each voting as a separate class and (2) unless full cumulative dividends have been or contemporaneously are declared and paid (or declared and a sum sufficient for payment thereof set apart for such payment) on the Series A preferred stock and the Series B preferred stock for all quarterly dividend periods for those series ending on or prior to the date of the redemption of the Series C preferred stock.

   Voting Rights. Except as indicated below, or except as expressly required by applicable law, holders of the Series C preferred stock will not be entitled to vote.

   If the equivalent of six quarterly dividends payable on the Series C preferred stock have not been paid (whether or not declared or consecutive), holders of the Series C preferred stock (voting as a class with all other series of preferred stock ranking on a parity with the Series C preferred stock with respect to the payment of dividends and having similar rights to elect a director that are then exercisable) will be entitled, at the next annual or special meeting of our stockholders, to elect one additional director. Upon the election of such a director, the number of directors constituting the board will be increased by one. The voting rights and the term of any director so elected will continue until all accumulated and unpaid dividends have been paid or declared and set apart for payment.

   The affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Series C preferred stock, voting as a single class, will be required to authorize or issue any shares of any class or series of shares senior to the Series C preferred stock with respect to the payment of dividends or amounts upon our liquidation, dissolution or winding-up. The affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Series C preferred stock will be required to amend or repeal any provision of or add any provision to, our certificate of incorporation, including the certificate of designations, if that action would adversely alter or change the rights, preferences or privileges of the Series C preferred stock.

   No consent or approval of the holders of shares of the Series C preferred stock will be required for the issuance from our authorized, but unissued, preferred stock of other shares of any series of preferred stock ranking on a parity with or junior to the Series C preferred stock as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding-up, including other shares of Series C preferred stock.

Depositary Shares

   The following is a summary of the terms of the depositary shares. The complete terms of the depositary shares will be set forth in the deposit agreement (including the form of depositary receipt contained therein), the form of which is filed as an exhibit to the registration statement of which this prospectus constitutes a part.

   Dividends. The depositary will distribute all cash dividends or other cash distributions received in respect of the Series C preferred stock to the record holders of depositary receipts in proportion to the number of depositary shares owned by such holders on the relevant record date, which will, to the extent practicable, be the same date as the record date fixed by us for the Series C preferred stock.

   In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of depositary shares owned by such holders on the relevant record date, unless the depositary determines that it is not lawful and feasible to make such distribution, in which case the depositary may adopt any other method for such distribution as it deems equitable and practicable, including the sale of such property (at such place or places and upon such terms as it may deem equitable and practicable) and distribution of the net proceeds from the sale to the holders of depositary receipts.

   The deposit agreement will contain provisions relating to how any subscription or similar rights offered by us to holders of the Series C preferred stock will be made available to, or sold for the benefit of, the holders of depositary shares.

   Liquidation Preference. In the event of the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, the holder of each depositary share will be entitled to one tenth of the liquidation preference accorded each share of the Series C preferred stock. Accordingly, if the full liquidation preference of $250.00 per share (plus unpaid accumulated and accrued dividends) is paid on the Series C preferred stock, holders of depositary shares will be entitled to receive $25.00 per depositary share (plus their share of unpaid accumulated and accrued dividends) upon our liquidation, dissolution or winding-up.

   Conversion. The depositary shares, as such, are not convertible into common stock or any other securities or property. Nevertheless, at any time at which shares of Series C preferred stock are convertible at the option of the holder into common stock, the record holder of any depositary receipt may surrender the depositary receipt to the depositary with written instructions to convert the shares of Series C preferred stock represented by the holder's depositary shares. Upon receipt of the depositary receipt with instructions to convert the Series C preferred stock, the depositary will exercise the conversion rights with respect to the Series C preferred stock represented by the depositary receipt, or any portion thereof indicated on the instruction to convert and will instruct us or our agent to deliver the common stock and any cash deliverable in lieu of fractional shares of common stock in accordance with the instructions received by the depositary from the surrendering holder.

   If we exercise our right to convert all the Series C preferred stock, the depositary will surrender all the shares of Series C preferred stock held by it under the deposit agreement for that conversion and, as soon as practicable after receipt of the shares of common stock issuable upon conversion of Series C preferred stock and any cash in lieu of fractional shares of common stock, the depositary will deliver the common stock and cash to the holders of the depositary receipts upon surrender of their depositary receipts.

   Because the depositary will be able to convert only whole shares of Series C preferred stock into common stock and each depositary share represents one-tenth of a share of Series C preferred stock, holders of the depositary shares may only cause the exercise of conversion rights as provided in the first paragraph of this section entitled "Conversion" with respect to ten depositary shares or integral multiples of ten depositary shares. If the conversion rights are to be exercised with respect to less than all of the depositary shares represented by a depositary receipt, the depositary will execute and deliver a new depositary receipt evidencing the number of depositary shares formerly represented by the surrendered depositary receipt with respect to which conversion rights are not being exercised.

   Redemption. Whenever we redeem any Series C preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the Series C preferred stock so redeemed. The depositary will mail a notice of redemption of the depositary shares containing the same type of information and in the same manner as our notice of redemption as promptly as practicable after receipt of the notice from us and not less than 20 nor more than 60 days prior to the date fixed for redemption of the Series C preferred stock and the depositary shares to the record holders of the depositary receipts.

   Voting. Promptly upon receipt of notice of any meeting at which the holders of the Series C preferred stock are entitled to vote, the depositary will, if we ask it to, mail the information contained in the notice of

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

meeting to the record holders of the depositary receipts as of the record date for the meeting. Each such record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of Series C preferred stock represented by the record holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the Series C preferred stock represented by the record holder's depositary shares in accordance with the record holder's instructions. The depositary will abstain from voting any of the Series C preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

   Withdrawal of Preferred Stock. Upon surrender of depositary receipts at the corporate trust office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of Series C preferred stock and all money and other property, if any, represented by such depositary shares. Partial shares of Series C preferred stock will not be issued. Accordingly, because each depositary share represents one-tenth of a share of Series C preferred stock, holders of depositary shares may exercise withdrawal rights only with respect to ten depositary shares or integral multiples of ten depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of Series C preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing such excess number of depositary shares. Holders of shares of Series C preferred stock thus withdrawn will not thereafter be entitled to deposit the shares under the deposit agreement or to receive depositary receipts evidencing depositary shares therefor.

   Amendment and Termination of Deposit Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time and from time to time be amended by agreement between us and the depositary. However, any amendment that adversely alters any substantial right of the holders of depositary shares will not be effective until 30 days after the depositary notifies holders of the amendment. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing the depositary shares with instructions to the depositary to deliver to the holder the Series C preferred stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by the depositary at our direction if but only if:

  .  no depositary shares are outstanding, or

  . there has been a final distribution in respect of the Series C preferred stock in connection with any liquidation, dissolution or winding-up of Contango and the distribution has been made to the holders of depositary shares entitled to them.

   Charges of Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the Series C preferred stock and the initial issuance of the depositary shares, redemption of the Series C preferred stock, conversion of the Series C preferred stock and all withdrawals of Series C preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the deposit agreement to be for their accounts. In certain circumstances, the depositary may refuse to transfer depositary shares, may withhold dividends and distributions and may sell the depositary shares evidenced by depositary receipts if these charges are not paid.

   Miscellaneous. The depositary will forward to the holders of depositary receipts all reports and communications from us that are delivered to the depositary and which we are required to furnish to the holders of the Series C preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from us which are received by the depositary as the holder of Series C preferred stock.

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

   Neither the depositary nor any depositary's agent (as defined in the deposit agreement), nor the registrar (as defined in the deposit agreement) nor Contango assumes any obligation or will be subject to any liability under the deposit agreement to holders of depositary receipts except that it agrees to perform its duties specifically set forth in the deposit agreement without negligence or bad faith. Neither the depositary, any depositary's agent, the registrar nor Contango will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Contango and the depositary are not obligated to prosecute or appear in any legal proceeding in respect of any depositary shares, depositary receipts or Series C preferred stock on behalf of any owner or beneficial owner of depositary receipts or other person. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

   Resignation and Removal of Depositary. The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary upon 120 days' prior notice, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of the appointment (but, in the case of removal, not before the 120-day period runs).

                     DESCRIPTION OF OUR OTHER CAPITAL STOCK

Common Stock

   Our certificate of incorporation authorizes us to issue 50,000,000 shares of common stock. As of April 30, 2002, 8,930,382 shares of common stock were issued and outstanding, all of which are fully paid and non-assessable.

   Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders and are not entitled to cumulative voting for the election of directors. Upon the liquidation, dissolution or winding up of our business, after payment of all liabilities and payment of preferential amounts to the holders of preferred stock, the shares of common stock are entitled to share equally in our remaining assets. Pursuant to our certificate of incorporation, no stockholder has any preemptive rights to subscribe for our securities. The common stock is not subject to redemption.

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings in excess of preferred stock dividends, if any, for operations and to develop and expand our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination with respect to the payment of dividends on the common stock will be at the discretion of the board and will depend on, among other things, operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors the board deems relevant.

Preferred Stock

   Our certificate of incorporation authorizes us to issue 125,000 shares of preferred stock, par value $.04 per share, in one or more series with such voting powers, full or limited, or no voting powers and such designations, preferences and relative participation, optional or other special rights, and the qualifications, limitations or restrictions thereof as shall be stated in the resolutions of the board providing for their issuance. As of April 30, 2002, the shares of preferred stock designated as to series and issued and outstanding were as follows:

                                                        Shares      Shares
                                                      Authorized  Issued and
                          Series                     for Issuance Outstanding
                          ------                     ------------ -----------
      Series A senior convertible cumulative
       preferred stock..............................     5,000       2,500
      Series B senior convertible cumulative
       preferred stock..............................    10,000       5,000

   The entire issue of Series A preferred stock, par value $0.04 per share, is owned by Trust Company of the West, as investment manager for a client, and the entire issue of Series B preferred stock, par value $0.04 per share, is owned by Aquila Energy Capital Corporation. The Series A preferred stock and Series B preferred stock rank prior to the Series C preferred stock and the common stock and on a parity with each other with respect to payment of dividends, redemption and distributions upon liquidation, dissolution or winding-up.

   Holders of Series A preferred stock are entitled to receive quarterly dividends at a dividend rate equal to 8% per annum if paid in cash on a current quarterly basis or otherwise at a rate of 10% per annum if not paid on a current quarterly basis or if paid in shares of Series A preferred stock, in each case, computed on the basis of $1,000 per share. Holders of Series A preferred stock may, at their discretion, elect to convert their shares into shares of common stock at a conversion price of $2.50 per share. In addition, upon the occurrence of certain events, we may elect to convert all of the outstanding shares of Series A preferred stock at a conversion price of $2.50 per share. As part of the terms of the Series A preferred stock, if Trust Company of the West, as the sole holder of Series A preferred stock, has not appointed or nominated for election at least one member of the board and shares of the Series A preferred stock remain outstanding, then, in its capacity as the holder of Series A preferred stock, Trust Company of the West shall be entitled to designate a person to attend any meetings of the board for the sole purpose of observing such meeting for and on behalf of Trust Company of the West.

   Holders of Series B preferred stock are entitled to receive quarterly dividends at a dividend rate equal to 8% per annum if paid in cash on a current quarterly basis or otherwise at a rate of 10% per annum if not paid on a current quarterly basis or if paid in shares of Series B preferred stock, in each case, computed on the basis of $1,000 per share. Holders of Series B preferred stock may, at their discretion, elect to convert such shares to shares of the common stock at a conversion price of $4.40 per share. In addition, upon the occurrence of certain events, we may elect to convert all of the outstanding shares of Series B preferred stock at a conversion price of $4.40 per share.

   If at any time Aquila, as the sole holder of the Series B preferred stock, has not appointed or nominated for election at least one of the members of the board and it holds at least 5% of our outstanding common stock or a sufficient number of shares of Series B preferred stock which, if converted, would constitute at least 5% of our outstanding common stock (or a combination of the foregoing), Aquila shall be entitled to designate a person to attend any meetings of the board for the sole purpose of observing such meeting for and on behalf of Aquila. Aquila selected Jay D. Brehmer as its director designee. The board appointed Mr. Brehmer as a director on October 2, 2000. See "Directors, Director Designees and Observers" under "Certain Relationships and Related Transactions."

   The Series A preferred stock may, at the holder's election, be converted into common stock at an initial conversion price of $2.50 per share, with the number of shares of common stock into which the Series A preferred stock being convertible at an amount equal to the liquidation preference. For purposes of the Series A preferred stock, liquidation preference means the sum of (i) $1,000 per share of Series A preferred stock and (ii) the accrued and unpaid dividends on the applicable conversion date (as defined in the Series A certificate of designation) for Series A preferred stock calculated in accordance with the provisions of the Series A certificate of designation. The Series B preferred stock may, at the holder's election, be converted into common stock at an initial conversion price of $4.40 per share, with the number of shares of common stock into which the Series B preferred stock being convertible at an amount equal to the liquidation preference. For purposes of the Series B preferred stock, liquidation preference means the sum of (i) $1,000 per share of Series B preferred stock and (ii) the accrued and unpaid dividends on the applicable conversion date (as defined in the Series B certificate of designation) for Series B preferred stock calculated in accordance with the provisions of the Series B certificate of designation.

   The conversion prices for the Series A preferred stock and the Series B preferred stock are subject to anti-dilution adjustment in certain circumstances, including upon our issuance of securities convertible into our common stock where the conversion price at the date of issuance is lower than the greater of (i) the current market price of our common stock and (ii) the conversion prices then in effect for the Series A or the Series B preferred stock, respectively. It is possible that the conversion price for the Series C preferred stock will be below the current conversion price for the Series B preferred stock. If that occurs, the number of the shares of our common stock issuable upon conversion of the Series B preferred stock will be increased.

   Upon the sale, conveyance or disposition of all or substantially all of our assets, or a sale, a conveyance or disposition of a majority of the outstanding shares of our common stock in a transaction or series of related transactions (except for a merger or consolidation after the consummation of which our stockholders prior to such merger or consolidation own a majority of the voting securities of the surviving corporation or its parent company), each holder of the Series A and Series B preferred stock would have the right to require us to redeem all or any part of such holder's Series A or Series B preferred stock for cash out of legally available funds at a price equal to each of the Series A and Series B preferred stock's liquidation preference. If on the date of such sale, conveyance or disposition there are insufficient funds to redeem all of the outstanding shares of Series A or Series B preferred stock held by the holders who have elected to have their shares redeemed, the holders of the Series A and Series B preferred stock would share ratably any redemption.

   Upon liquidation, the Series A and Series B preferred stock are entitled to preferential liquidation of $1,000 per share plus an amount equal to all accrued but unpaid dividends thereon to date fixed for distribution before any distributions are made to holders of common stock. If upon liquidation there are insufficient funds, the holders of Series A and Series B preferred stock would share ratably any distribution.

   The holders of Series A and Series B preferred stock are entitled to vote on all matters presented to the holders of common stock as if the Series A and Series B preferred stock were converted into common stock. Additionally, actions which would adversely affect the rights of the holders of Series A and Series B preferred stock and certain other matters require at least a majority of each such series voting as separate classes. Such actions include:

  . Any amendment to the rights, limitations and restrictions of the Series A preferred stock or the Series B Preferred Stock

  .  The issuance or authorization to issue any senior stock

  . The issuance or authorization to issue any class or series of stock or securities convertible into our equity securities ranking on a parity with the holders of the Series A preferred stock or the Series B preferred stock with respect to certain rights, or any increase in the authorization or designated number of any such class or series

  . Any amendment, alteration or repeal of any provisions to our articles of incorporation, including the certificate of designation of any class or series of stock

  . The purchase, or the setting aside of money or property to purchase any shares or our common stock or any other junior stock

  . The consolidation or merger with any other corporation where we are not the surviving corporation, or where we would issue to any person as consideration in respect of such consolidation or merger any capital stock representing 20% or more of our then outstanding capital stock

  . The sale or conveyance of substantially all of our assets, or any action causing our dissolution of liquidation

  . The incurrence of indebtedness in excess of 50% of the net present value of our proved reserves.

Stock Options and Warrants

   As of April 30, 2002, we had granted stock options to purchase 1,202,834 shares of common stock at prices between $2.00 and $5.87 per share and warrants to purchase 1,915,185 shares of common stock at prices between $2.00 and $4.12 per share.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

   The following discussion summarizes the material U.S. Federal income tax consequences to U.S. holders (as defined below) of the purchase, ownership, and disposition of the depositary shares, the Series C preferred stock and any common stock received upon conversion. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions in effect as of the date of this prospectus, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor's decision to purchase depositary shares, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold the depositary shares, Series C preferred stock or common stock as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the depositary shares, Series C preferred stock or common stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a "U.S. holder" is a beneficial owner of depositary shares, Series C preferred stock or common stock that is for U.S. Federal income tax purposes:

  .  an individual U.S. citizen or resident alien;

  . a corporation, or entity taxable as a corporation that was created or organized under U.S. law (federal or state);

  .  an estate whose world-wide income is subject to U.S. Federal income tax;
     or

  . a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

   If a partnership holds depositary shares, Series C preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

   YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION, AND DISPOSITION OF DEPOSITARY SHARES, SERIES C PREFERRED STOCK AND COMMON STOCK RECEIVED AS A RESULT OF A CONVERSION OF SERIES C PREFERRED STOCK.

Taxation of Holders of Depositary Shares

   General. Owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the Series C preferred stock represented by such depositary shares. Accordingly, such owners will be entitled to take into account, for federal income tax purposes, income and deductions to which they would be entitled if they were holders of such Series C preferred stock as described below in "Consequences to Holders of Series C Preferred Stock or Common Stock." Withdrawals of Series C preferred stock for depositary shares are not taxable events for federal income tax purposes.

   Sale or Exchange of Depositary Shares. Upon the sale, exchange or other disposition of depositary shares to a party other than us, a holder of depositary shares will realize capital gain or loss measured by the difference between the amount realized on the sale, exchange or other disposition of the depositary shares and such shareholder's adjusted tax basis in the depositary shares (provided the depositary shares are held as a capital asset). Gain recognized by a shareholder who is an individual, estate or trust upon a sale, exchange or other disposition of depositary shares that have been held for more than 12 months will generally be subject to tax at a rate not to exceed 20%. Gain recognized from the sale, exchange or other disposition of depositary shares that have been held for 12 months or less will be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate shareholder will continue to be subject to tax at the ordinary income tax rates applicable to corporations.

   Redemption of Depositary Shares. Whenever we redeem any Series C preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the Series C preferred stock so redeemed. The federal income tax treatment to a holder of depositary shares resulting from any redemption by us (as distinguished from a sale, exchange or other disposition) of Series C preferred stock held by the depositary and corresponding redemption of depositary shares can only be determined on the basis of particular facts as to the holder of depositary shares at the time of redemption. In general, a holder of depositary shares will recognize capital gain or loss measured by the difference between the amount received upon the redemption and the holder of the depositary shares' adjusted tax basis in the depositary shares redeemed (provided the depositary shares are held as a capital asset) if such redemption (i) results in a "complete termination" of a holder's interest in all classes of our stock under
Section 302(b)(3) of the Code or (ii) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any depositary shares owned by the holder, but also such holder's ownership of common stock, equity stock, other series of preferred stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

   If a particular holder of depositary shares owns (actually or constructively) no shares of our common stock or equity stock or an insubstantial percentage of the outstanding shares of our common stock, equity stock or preferred stock, based upon current law, it is probable that the redemption of depositary shares from such a holder would be considered "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and a holder of depositary shares intending to rely on any of these tests at the time of redemption should consult its tax advisor to determine their application to its particular situation.

   If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the depositary shares will be treated as a distribution on the depositary shares as described below under "Consequences to Holders of Series C Preferred Stock or Common Stock." If the redemption is taxed as a dividend, the holder of depositary shares' adjusted tax basis in the redeemed depositary shares will be transferred to any of its other stockholdings in Contango. If the holder of depositary shares owns no other stockholdings in Contango, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Consequences to Holders of Series C Preferred Stock or Common Stock

   Distributions. The amount of any distribution to you with respect to the Series C preferred stock or common stock will be treated as a dividend, taxable as ordinary income to you, to the extent of our current or accumulated earnings and profits ("earnings and profits") as determined under U.S. Federal income tax principles. To the extent the amount of such distribution exceeds our earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in the Series C preferred stock or common stock, as the case may be. Any amount in excess of your tax basis will be treated as capital gain. If we are not able to pay dividends on the Series C preferred stock, the accreted liquidation preference of the Series C preferred stock will increase and such increase may give rise to deemed dividend income to holders of the Series C preferred stock in the amount of all, or a portion of, such increase.

   Dividends to Corporate Shareholders. In general, a distribution which is treated as a dividend for U.S. Federal income tax purposes and is made to a corporate shareholder with respect to the Series C preferred stock or common stock will qualify for the 70% dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, that the amount of distributions made with respect to the Series C preferred stock or the common stock may exceed the amount of our earnings and profits in the future. Accordingly, there, can be no assurance that the dividends-received deduction will be available in respect of distributions on the Series C preferred stock or common stock.

   In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:

  . the holding period of stock the dividends on which are sought to be deducted;

  .  debt-financed portfolio stock;

  . dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code; and

  .  taxpayers that pay corporate alternative minimum tax.

   Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

   Sale or Other Disposition; Redemption. Upon a sale or other disposition of Series C preferred stock or common stock (other than an exchange of Series C preferred stock for common stock pursuant to the conversion privilege), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in the Series C preferred stock or common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the Series C preferred stock or common stock, as applicable, is more than one year.

   If, following a change of control, a holder of the Series C preferred stock exercises the option described in "Description of Series C Preferred Stock and Depositary Shares--Series C Preferred Stock -- Change of Control" and we elect to satisfy payment in cash, the transaction will generally be treated as a redemption for U.S. Federal income tax purposes. The U.S. Federal income tax treatment of such a redemption to a holder will depend on the particular facts relating to such holder at the time of the redemption. The receipt of cash in connection with such redemption will be treated as gain or loss from the sale or other disposition of the Series C preferred stock (as discussed in the preceding paragraph), if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:

  . your interest in our Series C preferred stock and common stock is completely terminated as a result of such redemption;

  . your percentage ownership in our voting stock immediately after such redemption is (i) less than 80% of your percentage ownership immediately before such redemption and (ii) less than 50% of our voting stock; or

  . such redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302(b)(1) of the Code).

   If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the Series C preferred stock will be treated as a distribution that is taxable in the same manner as described above under "-- Distributions," and your adjusted tax basis in the redeemed Series C preferred stock will be transferred to any remaining shares you hold in us. If you do not retain any stock ownership in us following such redemption, then you may lose your basis completely.

   Treatment of Redemption Premium. Under Section 305 of the Code and related Treasury Regulations, if the redemption price of redeemable preferred stock exceeds its issue price, the redemption premium is more than de minimis and the redemption premium is not considered reasonable, the premium may be taxable as a constructive dividend taken into account generally in the same manner as original issue discount would be taken into account were the preferred stock treated as a debt instrument for federal income tax purposes (the "Economic Accrual Rule"). Any such constructive dividends would be subject to the same rules applicable to dividends as described in the discussion under "-- Distributions" above. A redemption premium is more than de minimis if it exceeds % of the issue price times the number of years before redemption. Since the redemption premium for the Series C preferred stock is 5% of the issue price, and the Series C preferred stock may be called in less than 5 years, the premium would not be considered de minimis.

   The Economic Accrual Rule applies to preferred stock that is callable by the issuer if, based on all the facts and circumstances at the issue date, redemption pursuant to the issuer's call right is more likely than not to occur. A safe harbor from the constructive distribution rule applies if: (i) the issuer and a holder are not related within the meaning of either Section 267(b) or Section 707(b) of the Code (applying a 20% ownership test rather than a 50% ownership test), (ii) there are no plans, arrangements, or agreements that effectively require, or are intended to compel the issuer to redeem the preferred stock, and (iii) exercise of the redemption right would not reduce the yield of the preferred stock, as determined under OID principles. The Series C preferred stock should meet this safe harbor rule for other than related parties, and consequently, the Economic Accrual Rule should not apply.

   Conversion of Series C Preferred Stock in Exchange for Common Stock. You generally will not recognize gain or loss by reason of receiving common stock in exchange for Series C preferred stock upon conversion of the Series C preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares. The adjusted tax basis of the common stock (including fractional share interests) so acquired will be equal to the tax basis of the shares of Series C preferred stock exchanged and the holding period of the common stock received will include the holding period of the Series C preferred stock exchanged.

   Adjustment of Conversion Price. Holders of Series C preferred stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion rate for the Series C preferred stock is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Series C preferred stock, however, generally will not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the anti-dilution provisions of the Series C preferred stock, including, without limitation, adjustments in respect of stock dividends or the distribution of rights to subscribe for common stock should qualify as being pursuant to a bona fide reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness or assets to our stockholders, for example, will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a change of control as described under "Description of Series C Preferred Stock and Depositary Shares" may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders' increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above under "--Distributions." Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.

   Conversion of Series C Preferred Stock After Dividend Record Date. If a holder exercises its right to convert the Series C preferred stock into shares of common stock after a dividend record date but before payment of the dividend, then upon conversion, the holder generally will be required to pay to us in cash an amount equal to the portion of such dividend attributable to the current quarterly dividend period, which amount would increase the tax basis of the common stock received. When the dividend is received, the holder would recognize the dividend payment in accordance with the rules described under "-- Distributions" above.

   Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding at a maximum rate of 31% with respect to dividends paid on, or the proceeds of sale, exchange or redemption of, Series C preferred stock or common stock unless:

  . you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

  . within a reasonable period of time, you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

   The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Service.

   THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES C PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                                  UNDERWRITING

   Under an underwriting agreement, Morgan Keegan & Company, Inc. has agreed to purchase from us 800,000 depositary shares. The underwriting agreement provides that the underwriter's obligation to purchase shares is subject to conditions set forth in the underwriting agreement, and that if any of the shares are purchased by the underwriter under the underwriting agreement, then all of the shares that the underwriter has agreed to purchase under the underwriting agreement must be purchased.

   The underwriter has advised us that it proposes to offer the depositary shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at the public offering price less
a selling concession not in excess of $     per share. The underwriter may also
allow, and dealers may re-allow, a concession not in excess of $     per share
to brokers and dealers. After the offering, the underwriter may change the offering price and other selling terms.

   We have granted to the underwriter an option to purchase up to an additional 120,000 depositary shares, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriter may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent that the underwriter exercises this option, the underwriter will be committed, subject to conditions, to purchase the additional shares, and we will be obligated under the over-allotment option to sell the shares to the underwriter.

   The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriter and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriter of its over-allotment option.

                                           Per Share Without Option With Option
                                           --------- -------------- -----------
      Public offering price...............  $25.00    $20,000,000   $23,000,000
      Underwriting discount...............    1.75      1,400,000     1,610,000
                                            ------    -----------   -----------
      Proceeds before expenses............  $23.25    $18,600,000   $21,390,000

   We estimate our expenses relating to the offering to be $400,000. We will pay to the underwriter underwriting discounts and commissions in an amount equal to the public offering price per share of preferred stock less the amount the underwriter pays to us for each share of preferred stock.

   We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute payments that the underwriter may be required to make with respect to these liabilities.

   For a period ending 90 days from the date of this prospectus, our executive officers and directors and Trust Company of the West, Aquila Energy Capital Corporation and JEX have agreed that, without the prior written consent of the underwriter, we will not:

  . offer, pledge, contract to sell or sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of preferred stock, common stock or any securities convertible into or exercisable or exchangeable for preferred stock or common stock, or

  . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any preferred stock or common stock, whether any such transaction described above is to be settled by delivery of preferred stock, common stock or other securities, in cash or otherwise.

   In addition, during this 90-day period, we have also agreed not to file any registration statement for the registration of any shares of preferred stock, common stock or any securities convertible into or exercisable or exchangeable for preferred stock or common stock without the prior written consent of the underwriter.

   In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the depositary shares and/or the common stock. Specifically, the underwriter may create a short position by making short sales of our depositary shares and may purchase depositary shares on the open market to cover short positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than the underwriter is required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriter's over-allotment option to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriter is concerned that there may be a downward pressure on the price of the depositary shares or common stock in the open market after pricing that could adversely affect investors who purchase in the offering. The underwriter may close out any covered short position by either exercising its over-allotment or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriter would close out any naked short position by purchasing shares in the open market. The underwriter may reclaim selling concessions if it repurchases previously distributed shares in covering transactions, in stabilization transactions or in some other way or if the underwriter receives a report that indicates clients of the underwriter have "flipped" the shares. These activities may have the effect of raising or maintaining the market price of our depositary shares or common stock or preventing or retarding a decline in the market price of our depositary shares or common stock. As a result, the price of our depositary shares or common stock may be higher than the price that might otherwise exist in the open market. The underwriter is not required to engage in these activities and may end any of these activities at any time.

   Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriter make any representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   At our request, the underwriter has reserved up to 5% of the depositary shares offered hereby (the "Directed Shares") for sale, at the public offering price, to some of our directors, officers and employees and other persons who have a relationship with us who have advised us of their desire to purchase such shares. The number of shares available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any Directed Shares not so purchased will be offered by the underwriter on the same basis as all other shares of preferred stock offered hereby.

   Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the depositary shares included in this offering in any jurisdiction where action for that purpose is required. The depositary shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any depositary shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions to this offering of our depositary shares and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of any offer to buy any depositary shares included in this offering in any jurisdiction where that would not be permitted or legal.

                                 LEGAL MATTERS

   Morgan, Lewis & Bockius, LLP, Los Angeles, California will pass on the validity of the issuance of the depositary shares offered by this prospectus and the Series C preferred stock underlying the depositary shares. Bracewell & Patterson, L.L.P., Houston, Texas is acting for the underwriter in connection with various legal matters relating to the depositary shares offered by this prospectus.

                            CHANGE IN AUDITORS


   On June 10, 2002, our board determined, upon the recommendation of our audit committee, to appoint Grant Thornton LLP as our independent public accountants, replacing Arthur Andersen LLP, which we dismissed on the same date. During our engagement of Arthur Andersen, there were no disagreements between Arthur Andersen LLP and us on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedures, which disagreements, if not resolved to Arthur Andersen LLP's satisfaction, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreement in connection with its reports.


                                    EXPERTS

   The audited financial statements included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   All of the estimated reserve figures included in this prospectus, including related calculations, have been prepared by either W. D. Von Gonten & Co. or William M. Cobb & Associates, Inc. and have been included in reliance on the authority of said firms as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement we have filed with the SEC relating to the depositary shares, the Series C preferred stock and the common stock into which the Series C preferred stock is convertible. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our capital stock. You can read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

   We are required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statement and other information at the SEC's Public Reference Room or through its Internet site.

                     GLOSSARY OF NATURAL GAS AND OIL TERMS

   The following are abbreviations and definitions of certain terms commonly used in the natural gas and oil industry and this document:

3-D Seismic Data. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic data surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, exploitation and production.

Bcfe. One billion cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 barrel of crude oil, condensate or natural gas liquids.

Block. A block depicted on the Outer Continental Shelf Leasing and Official Protraction Diagrams issued by the MMS or a similar depiction on official protraction or similar diagrams issued by a state bordering on the Gulf of Mexico.

Btu. British thermal unit. One British thermal unit is the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.

Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Exploration. The search for natural accumulations of natural gas and oil by any geological, geophysical or other suitable means.

Exploratory Well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

Farm-out. An agreement under which the owner of a working interest in a natural gas and oil lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

Finding And Development Costs. Capital costs incurred in the acquisition, exploration, development and revisions of proved oil and natural gas reserves divided by proved reserve additions.

Gross Acres. The total acres in which we own a working interest.

Gross wells. The total wells in which we own a working interest.

Mcf. One thousand cubic feet of natural gas.

Mcfe. One thousand cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 Barrel of crude oil, condensate or natural gas liquids.

Mineral Interest. The property interest that includes the right to explore for, drill for, produce, store and remove natural gas and oil from the subject lands, or to lease to another for those purposes.

Mmbtu. One million British thermal units.

Mmcf. One million cubic feet of natural gas at standard atmospheric conditions.

Mmcfe. One million cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 barrel of crude oil, condensate or natural gas liquids.

MMS. The United States Minerals Management Service.

Net Acres. Gross acres multiplied by the percentage working interest owned by us.

Net Wells. Gross wells multiplied by the percentage working interest owned by us.

Operator. The individual or company responsible for drilling and production operations of an oil or natural gas well.

Pre-Tax Net Present Value. The present value of estimated future revenues to be generated from the production of proved reserves, net of estimated lease operating expense, production taxes and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, or federal income taxes and discounted using an annual discount rate of 10%.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved Reserves. The estimated quantities of natural gas and crude oil, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers.

Royalty. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are often reserved by a prospect generator.

Undeveloped Acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

Working Interest. An interest in a natural gas and oil lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

                                                                      Appendix A

                          [W.D. Von Gonten & Co. Logo]

                                  May 13, 2002

Mr. Kenneth Peak
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

  Re: Contango Oil & Gas Company
    Estimated Reserves and Revenues
    April 1, 2002 SEC Pricing Case
    "As of" April 1, 2002

Mr. Peak:

   At your request, we have prepared estimates of future reserves and projected net revenues for certain oil and gas properties owned by Contango Oil & Gas Company (Contango) "As of" April 1, 2002. This report was prepared utilizing spot prices as posted on April 1, 2002, as per SEC guidelines.

   Our conclusions, as of April 1, 2002 are as follows:

                                          Net to Contango
                                             Oil & Gas
                                          ----------------
                                          Proved Developed
                                             Producing
                                          ----------------
      Reserve Estimates
      Estimated Net Oil/Cond., bbl              613,113
      Estimated Net Gas, MMcf                  25,551.5
      Future Gross Revenue
      Oil Revenue, $                         12,262,265
      Gas Revenue, $                         90,883,992
        Total, $                            103,146,250
      Expenditures
      Ad Valorem Taxes, $                     2,872,407
      Severance Taxes, $                      7,399,355
      Operating Expenses, $                  13,251,977
      Transportation Costs, $                 3,676,712
        Total, $                             27,200,451
      Abandonment Liability
        Total, $                                119,572
      Estimated Future Reserves
      Estimated Future Revenue (FNR), $      75,826,211
      Estimated FNR, Discounted @ 10%, $     55,734,738

--------
*  Due to computer rounding, numbers in the above table may not sum exactly.

Mr. Ken Peak
May 13, 2002
Page 2

Report Qualifications

   Purpose of Report--The purpose of this report is to provide Contango with a projection of future reserves and revenues for the assessment of the certain assets owned by Contango and applicable to SEC reporting regulations.

   Scope of Work--W.D. Von Gonten & Co. was engaged by Contango to estimate and project the future reserves associated with the various properties included in this report. Once reserves were estimated, future revenue projections were made based on prices in effect on April 1, 2002.

   Reporting Requirements--Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs. Revenues based on escalated product prices may be reported in addition to the current pricing case. Probable reserves are prohibited from use for SEC reporting purposes and should be excluded from such filings.

   The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the "as of" date of the report. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information which sets requirements for the qualifications and independence of reserve estimators and auditors.

   The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, and World Petroleum Congress (WPC) definitions and requirements.

   Projections--The attached reserve and revenue projections are on a calendar year basis with the first time period being April 1, 2002 through December 31, 2002.

Reserve Estimates

   Estimates of future and ultimate reserves were based on a combination of production performance and/or volumetrics and analogy. The first method, to calculate future reserves, was the extrapolation of production performance. Using this method, we extrapolated monthly and daily production histories. Due to the hyperbolic nature of the production trend on certain properties and the short production history for various properties, we relied mainly on the daily production trends for a more detailed match of the production histories.

   All reserve estimates, for the wells producing from the Queen City Sand, were then overlaid on our field study hydrocarbon pore volume map to verify the "reasonableness" of the reserve estimates. W. D. Von Gonten & Co. has developed an extensive field study database covering the Queen City Sand in the Mestena Grande Area of Jim Hogg County, Texas. We have processed over 90 digital well logs in the area and obtained conventional core data on 16 wells. All of the available information has been processed into our interpretation of the hydrocarbon pore volume. Our conclusions on the hydrocarbon pore volume calculations indicate that there is a relationship between the hydrocarbon pore volume and the productivity of the wells. The quantity of the hydrocarbon pore volume and the relationship of each well in respect to areas of high hydrocarbon pore volume has a correlation on the ultimate reserves assigned to these wells.

   Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates.

Mr. Ken Peak
May 13, 2002
Page 3


   Substantially more data was reviewed for properties having higher overall value than marginal properties. Estimates for individual leases should be considered in context with the overall or total estimated revenues.

Product Prices

   The estimated revenues shown herein were based on product prices supplied by Contango. Product prices utilized in this report represent the Koch South Texas Crude Oil Posting and Houston Ship Channel posted prices "as of" April 1, 2002.

   Pricing differentials and BTU factors were applied on an individual property basis to reflect prices actually received at the wellhead. These differentials were supplied directly by Contango. These prices were held constant throughout the life of the properties in accordance with SEC regulations.

   A summary of the oil and gas spot prices utilized are as follows:

                       Oil,
                      $/bbl   Gas, $/MMBtu
                     -------- ------------
         2002         22.50       3.29
         Thereafter  Constant   Constant

   A summary of the average first year adjusted prices is as follows:

                       Oil,
                      $/bbl   Gas, $/Mcf
                     -------- ----------
         2002         20.00      3.56
         Thereafter  Constant  Constant

Operating and Capital Costs

   The monthly expense necessary to operate each well was estimated and supplied directly by Contango. While we have no reason to question the validity of these estimates, we have not independently verified the actual expense values. For this reason, we make no warranties as to the accuracy of the future expense and resultant revenue projections.

   All operating costs were held constant throughout the life of the properties as per SEC guidelines.

   Severance taxes were deducted based on the statutory rates.

Other Considerations

   Abandonment Costs--The cost required to abandon the offshore properties were supplied by Contango. The costs necessary to abandon the remaining properties were assumed to equal the salvage value of the surface and subsurface equipment.

   Additional Costs--Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

   Context--We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall audit. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

Mr. Ken Peak
May 13, 2002
Page 4

   We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expense and are not related to the reserve and revenue estimates produced in this report.

   Thank you for the opportunity to assist Contango on this project.

                                          Respectfully submitted,
                                          /s/ William D. Von Gonten, Jr., P.E.
                                          William D. Von Gonten, Jr., P.E.
                                          TX# 73244

                                          /s/ Matthew T. Thompson
                                          Matthew T. Thompson

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Contango Oil & Gas Company Consolidated Financial Statements:
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of June 30, 2001, 2000 and March 31,
   2002...................................................................  F-3
  Consolidated Statements of Operations for the Years Ended June 30, 2001,
   2000 and 1999 and
   For the Nine Months Ended March 31, 2002 and 2001......................  F-4
  Consolidated Statements of Cash Flows for the Years Ended June 30, 2001,
   2000 and 1999 and
   For the Nine Months Ended March 31, 2002 and 2001......................  F-5
  Consolidated Statements of Shareholders' Equity for the Years Ended June
   30, 2001, 2000 and 1999 and For the Nine Months Ended March 31, 2002...  F-6
  Notes to Consolidated Financial Statements..............................  F-7

Statement of Combined Revenues and Direct Operating Expenses of the Oil
 and Gas Properties Purchased from Juneau Exploration, L.P., Other
 Individuals and SUIT:
  Report of Independent Public Accountants................................ F-21
  Statement of Combined Revenues and Direct Operating Expenses............ F-22
  Notes to Statement of Combined Revenues and Direct Operating Expenses... F-23

Contango Oil & Gas Company and Subsidiaries Unaudited Pro Forma Condensed
 Consolidated Financial Statements:
  Introduction............................................................ F-26
  Pro Forma Condensed Consolidated Statement of Operations for the Year
   Ended June 30, 2001.................................................... F-27
  Pro Forma Condensed Consolidated Statement of Operations for the Nine
   Months Ended March 31, 2002............................................ F-28
  Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2002..... F-29
  Notes to Pro Forma Condensed Consolidated Financial Statements.......... F-30
  Pro Forma Supplemental Oil and Gas Disclosures.......................... F-31

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Contango Oil & Gas Company:

   We have audited the accompanying consolidated balance sheets of Contango Oil & Gas Company (a Delaware corporation) and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Contango Oil & Gas Company and subsidiaries as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
September 17, 2001

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                June 30,
                                         ------------------------   March 31,
                                            2001         2000          2002
                                         -----------  -----------  ------------
                                                                   (Unaudited)
                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............  $ 1,586,342  $ 3,770,906  $  4,110,727
  Accounts receivable, net.............    5,517,197      273,336     3,927,401
  Advances to operators................           --    1,056,817            --
  Price hedge contracts................      888,400           --            --
  Other................................      313,140       65,785       437,950
                                         -----------  -----------  ------------
   Total current assets................    8,305,079    5,166,844     8,476,078
                                         -----------  -----------  ------------
PROPERTY, PLANT AND EQUIPMENT:
  Natural gas and oil properties,
   successful efforts method of
   accounting:
  Proved properties....................   20,317,257    2,210,370    43,045,606
  Unproved properties, not being
   amortized...........................    2,587,354       61,919     3,555,157
  Furniture and equipment..............      120,388       22,806       198,634
  Accumulated depreciation, depletion
   and amortization....................   (4,866,732)    (893,060)  (10,535,370)
                                         -----------  -----------  ------------
   Total property, plant and
    equipment..........................   18,158,267    1,402,035    36,264,027
                                         -----------  -----------  ------------
OTHER ASSETS:
  Investment in Republic Exploration,
   L.L.C...............................    5,047,476           --     5,742,644
  Investment in Magnolia Offshore
   Exploration, L.L.C..................           --           --       690,086
  Other assets.........................      211,375       73,625       325,664
                                         -----------  -----------  ------------
   Total other assets..................    5,258,851       73,625     6,758,394
                                         -----------  -----------  ------------
TOTAL ASSETS...........................  $31,722,197  $ 6,642,504  $ 51,498,499
                                         ===========  ===========  ============

  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.....................  $   131,929  $   117,255  $  2,487,248
  Accrued exploration and development..    2,837,181           --     1,171,582
  Accrued income taxes.................           --           --     1,061,925
  Price hedge contracts................           --           --       249,480
  Other accrued liabilities............      554,146      119,865        96,832
  Current portion of long term debt....           --           --     1,425,000
                                         -----------  -----------  ------------
   Total current liabilities...........    3,523,256      237,120     6,492,067
                                         -----------  -----------  ------------
LONG TERM DEBT.........................           --           --    17,608,250
                                         -----------  -----------  ------------
DEFERRED INCOME TAXES..................    3,179,248           --     3,750,386
                                         -----------  -----------  ------------
SHAREHOLDERS' EQUITY:
  Convertible preferred stock, 8%,
   Series A, $0.04 par value, 5,000
   shares authorized, 2,500 shares
   issued and outstanding at June 30,
   2001, liquidation preference of
   $1,000 per share....................          100           --           100
  Convertible preferred stock, 8%,
   Series B, $0.04 par value, 10,000
   shares authorized, 5,000 shares
   issued and outstanding at June 30,
   2001, liquidation preference of
   $1,000 per share....................          200           --           200
  Common stock, $0.04 par value,
   50,000,000 shares authorized,
   11,501,882 and 10,198,330 shares
   issued and outstanding at June 30,
   2001 and 2002, respectively,
   11,505,182 shares issued and
   8,930,182 shares outstanding at
   March 31 2002.......................      460,076      407,933       460,207
  Additional paid-in capital...........   20,959,549    9,660,137    20,968,735
  Treasury stock at cost (2,575,000
   shares).............................           --           --    (6,180,000)
  Retained earnings (deficit)..........    3,599,768   (3,662,686)    8,398,554
                                         -----------  -----------  ------------
   Total shareholders' equity..........   25,019,693    6,405,384    23,647,796
                                         -----------  -----------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY................................  $31,722,197  $ 6,642,504  $ 51,498,499
                                         ===========  ===========  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               Nine Months Ended March
                                 Year Ended June 30,                     31,
                          -----------------------------------  ------------------------
                             2001         2000        1999        2002         2001
                          -----------  -----------  ---------  -----------  -----------
                                                                     (Unaudited)
REVENUES:
  Natural gas and oil
   sales................  $24,548,723  $   298,339  $      --  $15,908,607  $16,811,345
  Gain (loss) from
   hedging activities...     (557,654)          --         --    4,145,216   (1,678,813)
                          -----------  -----------  ---------  -----------  -----------
    Total revenues......   23,991,069      298,339         --   20,053,823   15,132,532
                          -----------  -----------  ---------  -----------  -----------
EXPENSES:
  Operating expenses....    2,631,905       85,254         --    2,525,620    1,686,836
  Exploration expenses..    4,167,427      604,136         --    2,522,836    2,324,521
  Depreciation,
   depletion and
   amortization.........    4,023,672      344,815         --    6,044,823    2,742,883
  Impairment of proved
   natural gas and oil
   properties...........      300,466      548,245         --           --           --
  General and
   administrative
   expense..............    2,356,421      763,576    107,725    1,331,146    1,677,778
                          -----------  -----------  ---------  -----------  -----------
    Total expenses......   13,479,891    2,346,026    107,725   12,424,425    8,432,018
                          -----------  -----------  ---------  -----------  -----------
INCOME (LOSS) FROM
 OPERATIONS.............   10,511,178   (2,047,687)  (107,725)   7,629,398    6,700,514
Interest expense........       (8,674)     (10,341)        --      (97,244)      (5,555)
Interest income.........      414,403      141,049     23,407      169,156      323,376
Gain on sale of assets..           --       70,235         --      373,539           --
                          -----------  -----------  ---------  -----------  -----------
INCOME (LOSS) BEFORE
 INCOME TAXES...........   10,916,907   (1,846,744)   (84,318)   8,074,849    7,018,335
Provision for income
 taxes..................    3,179,248           --        800    2,826,063    1,810,057
                          -----------  -----------  ---------  -----------  -----------
NET INCOME (LOSS).......    7,737,659   (1,846,744)   (85,118)   5,248,786    5,208,278
Preferred stock
 dividends..............      475,205           --     30,226      450,000      325,206
                          -----------  -----------  ---------  -----------  -----------
NET INCOME (LOSS)
 ATTRIBUTABLE TO COMMON
 STOCK..................  $ 7,262,454  $(1,846,744) $(115,344) $ 4,798,786  $ 4,883,072
                          ===========  ===========  =========  ===========  ===========
NET INCOME (LOSS) PER
 SHARE:
  Basic.................  $      0.64  $     (0.37) $   (0.15) $      0.42  $      0.44
                          ===========  ===========  =========  ===========  ===========
  Diluted...............  $      0.54  $     (0.37) $   (0.15) $      0.37  $      0.37
                          ===========  ===========  =========  ===========  ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING:
  Basic.................   11,287,098    4,953,729    754,933   11,477,836   11,220,609
                          ===========  ===========  =========  ===========  ===========
  Diluted...............   14,381,124    4,953,729    754,933   14,301,024   14,161,895
                          ===========  ===========  =========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Nine Months Ended
                                Year Ended June 30,                   March 31,
                         -----------------------------------  --------------------------
                             2001         2000        1999        2002          2001
                         ------------  -----------  --------  ------------  ------------
                                                                     (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss).....  $  7,737,659  $(1,846,744) $(85,118) $  5,248,786  $  5,208,278
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation,
  depletion and
  amortization.........     4,023,672      344,815        --     6,044,823     2,742,883
 Impairment expense....       300,466      548,245        --            --            --
 Exploration capital
  expenditures.........     2,824,304      190,611        --     2,285,599       881,865
 Provision for deferred
  income taxes.........     3,179,248           --        --       571,138     1,810,057
 Gain on sale of
  assets...............            --      (70,235)       --      (373,539)           --
 Unrealized hedging
  (gain) loss..........      (888,400)          --        --     1,137,880      (154,350)
 Stock-based
  compensation.........       131,738           --        --         9,317       128,973
 Changes in operating
  assets and
  liabilities:
  (Increase) decrease
   in accounts
   receivable..........    (5,013,840)    (257,639)  (15,697)    1,368,778    (3,429,923)
  (Increase) decrease
   in prepaid
   insurance...........      (120,031)     (57,782)    8,002       (74,015)     (144,743)
  Increase (decrease)
   in accounts
   payable.............           294      116,455      (100)    1,524,664        10,022
  Increase (decrease)
   in other accrued
   liabilities.........       747,771      119,865        --      (537,732)      210,035
  Increase in taxes
   payable.............            --           --        --     1,061,925            --
  Other................        34,831           --        --       106,721        62,269
                         ------------  -----------  --------  ------------  ------------
   Net cash provided by
    (used in) operating
    activities.........    12,957,712     (912,409)  (92,913)   18,374,345     7,325,366
                         ------------  -----------  --------  ------------  ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Natural gas and oil
  exploration and
  development
  expenditures.........   (21,425,847)  (2,577,469)       --    (6,594,817)  (13,162,926)
 Investment in Republic
  Exploration, L.L.C...    (6,666,051)          --        --            --    (6,666,051)
 Investment in Magnolia
  Offshore Exploration,
  L.L.C................            --           --        --    (1,000,000)           --
 Additions to furniture
  and equipment........       (37,730)     (22,806)       --       (15,472)      (33,705)
 Decrease (increase) in
  advances to
  operators............     1,056,696   (1,056,817)       --       110,807     1,047,408
 Purchase of reserves..            --           --        --   (19,956,452)           --
 Increase in payables
  for capital
  expenditures.........     2,537,445           --        --      (144,075)      911,503
 Proceeds from sale of
  assets...............            --      151,179        --       266,448            --
                         ------------  -----------  --------  ------------  ------------
   Net cash used in
    investing
    activities.........   (24,535,487)  (3,505,913)       --   (27,333,561)  (17,903,771)
                         ------------  -----------  --------  ------------  ------------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Borrowing under credit
  facility.............            --           --        --    24,300,000            --
 Repayments under
  credit facility......            --           --        --    (6,100,000)           --
 Purchase of treasury
  shares...............            --           --        --    (6,180,000)           --
 Proceeds from issuance
  of common stock,
  preferred stock and
  warrants.............     9,993,416    7,798,604        --            --     9,962,418
 Debt issue costs......      (125,000)          --        --       (86,399)      (50,000)
 Preferred stock
  dividends............      (475,205)     (75,565)       --      (450,000)     (325,206)
                         ------------  -----------  --------  ------------  ------------
   Net cash provided by
    financing
    activities.........     9,393,211    7,723,039        --    11,483,601     9,587,212
                         ------------  -----------  --------  ------------  ------------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS...........    (2,184,564)   3,304,717   (92,913)    2,524,385      (991,193)
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD.............     3,770,906      466,189   559,102     1,586,342     3,770,906
                         ------------  -----------  --------  ------------  ------------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD................  $  1,586,342  $ 3,770,906  $466,189  $  4,110,727  $  2,779,713
                         ============  ===========  ========  ============  ============
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid for taxes...  $         --  $        --  $     --  $  1,200,000  $         --
                         ============  ===========  ========  ============  ============
 Cash paid for
  interest.............  $      9,142  $        --  $     --  $     52,417  $      5,555
                         ============  ===========  ========  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                            Preferred
                              Stock           Common Stock                                 Retained        Total
                          ---------------  --------------------   Paid-in     Treasury     Earnings    Shareholders'
                          Shares   Amount    Shares     Amount    Capital       Stock      (Deficit)      Equity
                          -------  ------  ----------  -------- -----------  -----------  -----------  -------------
Balance at June 30,
 1999...................   16,792  $ 672      754,933  $ 30,197 $ 2,198,597  $        --  $(1,815,942)  $   413,524
 Preferred stock
  conversion............  (16,792)  (672)     251,880    10,075      (9,403)          --           --            --
 Sale of shares.........       --     --    8,991,517   359,661   7,527,088           --           --     7,886,749
 Sale of warrants.......       --     --           --        --      24,600           --           --        24,600
 Issuance of shares.....       --     --      200,000     8,000      32,000           --           --        40,000
 Offering expenses......       --     --           --        --    (112,745)          --           --      (112,745)
 Net loss...............       --     --           --        --          --           --   (1,846,744)   (1,846,744)
                          -------  -----   ----------  -------- -----------  -----------  -----------   -----------
Balance at June 30,
 2000...................       --     --   10,198,330   407,933   9,660,137           --   (3,662,686)    6,405,384
 Stock-based
  compensation..........       --     --       24,302       973   1,360,964           --           --     1,361,937
 Exercise of stock
  options...............       --     --       29,250     1,170      56,830           --           --        58,000
 Sale of shares.........    7,500    300    1,250,000    50,000   9,949,700           --           --    10,000,000
 Offering expenses......       --     --           --        --     (68,082)          --           --       (68,082)
 Net income.............       --     --           --        --          --           --    7,737,659     7,737,659
 Preferred stock
  dividends.............       --     --           --        --          --           --     (475,205)     (475,205)
                          -------  -----   ----------  -------- -----------  -----------  -----------   -----------
Balance at June 30,
 2001...................    7,500    300   11,501,882   460,076  20,959,549           --    3,599,768    25,019,693
 Stock-based
  compensation..........       --     --        3,300       131       9,186           --           --         9,317
 Net income.............       --     --           --        --          --           --    5,248,786     5,248,786
 Treasury stock
  acquired..............       --     --   (2,575,000)       --          --   (6,180,000)          --    (6,180,000)
 Preferred stock
  dividends.............       --     --           --        --          --           --     (450,000)     (450,000)
                          -------  -----   ----------  -------- -----------  -----------  -----------   -----------
Balance at March 31,
 2002...................    7,500  $ 300    8,930,182  $460,207 $20,968,735  $(6,180,000) $ 8,398,554   $23,647,796
                          =======  =====   ==========  ======== ===========  ===========  ===========   ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

   Contango Oil & Gas Company (the "Company" or "Contango") is an independent natural gas and oil company engaged in the exploration, development and acquisition of natural gas and oil properties in the United States. Contango's entry into the natural gas and oil business began on July 1, 1999 when the board appointed Kenneth R. Peak as president, chief executive officer, chief financial officer, secretary and director of the company. At the annual stockholders' meeting held on September 28, 1999, the stockholders elected a new board of directors, including Kenneth R. Peak, president, chief executive officer and chairman of the board. The Company's common stock commenced trading on the American Stock Exchange in January 2001 under the symbol "MCF". Prior to listing on the American Stock Exchange, the Company's common stock traded on the Nasdaq over-the-counter bulletin board.

2. Summary of Significant Accounting Policies

   Unaudited Interim Information. The accompanying unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature. The results of operations for the nine months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the entire year.

   Successful Efforts Method of Accounting. The Company follows the successful efforts method of accounting for its oil and gas activities. Under the successful efforts method, lease acquisition costs and all development costs are capitalized. Proved oil and gas properties are reviewed when circumstances suggest the need for such a review and, if required, the proved properties are written down to their estimated fair value. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, and any such impairment is charged to expense in the period. Estimated fair value includes the estimated present value of all reasonably expected future production, prices and costs. Exploratory drilling costs are capitalized until the results are determined. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploratory costs, such as seismic costs and other geological and geophysical expenses, are expensed as incurred. The provision for depreciation, depletion and amortization is based on the capitalized costs as determined above, plus future costs to abandon offshore wells and platforms. Depreciation, depletion and amortization is on a cost center by cost center basis using the unit of production method, with lease acquisition costs amortized over total proved reserves and other costs amortized over proved developed reserves. The Company creates cost centers on a well-by-well basis for natural gas and oil activities on our South Texas Exploration Program ("STEP") properties and in the Gulf of Mexico.

   When circumstances indicate that proved properties may be impaired, the Company compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on the Company's estimate of future natural gas and oil prices and operating costs and anticipated production from proved reserves, are lower than the unamortized capitalized cost, then the capitalized cost is reduced to fair market value. During the fiscal years ended June 30, 2001 and 2000, the Company recorded an impairment loss of $300,466 and $548,245, respectively, related to proved natural gas and oil properties.

   Principles of Consolidation. Our consolidated financial statements include the accounts of Contango Oil & Gas Company and its subsidiaries and affiliates, after elimination of all intercompany balances and transactions. Majority-owned subsidiaries are fully consolidated. Minority-owned natural gas and oil affiliates, such as 33.3% owned Republic Exploration, L.L.C. ("Republic Exploration") and 50% owned Magnolia Offshore

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

Exploration, L.L.C. ("Magnolia Offshore Exploration"), are proportionately consolidated. In the case of minority-owned affiliates that have disproportionate allocations among the investors, our share of the affiliate's net income or loss is based on how increases or decreases in the net assets of the venture will ultimately affect cash payments to Contango. Since we are the only member that contributed cash to Republic Exploration and Magnolia Offshore Exploration, we consolidate 100% of all activities in a loss position into our financial statements until we recoup our investment.

   Recently Issued Accounting Standards. The FASB has recently issued two new pronouncements, Statement of Accounting Standard No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations" and Statement of Financial Accounting Standard No. 144 ("SFAS 144"), "Accounting for Impairment or Disposal of Long-Lived Assets".

   SFAS 143 requires companies to record a liability relating to the retirement of tangible long-lived assets. When the liability is initially recorded, a company increases the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The new standard requires entities to record a cumulative effect of the change in accounting principle to earnings in the period of adoption. Contango has not yet determined the impact SFAS 143 will have upon adoption.

   SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121 but retains its fundamental provisions for the (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting portions of APS Opinion No. 30 for segments of a business to be disposed of but retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as "held for sale".

   Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows therefrom (see "Supplemental Oil and Gas Disclosures").

   Revenue Recognition. Revenues from the sale of natural gas and oil produced are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed the Company's entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company's share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At June 30, 2001, the Company had no overproduced imbalances.

   Cash Equivalents. Cash equivalents are considered to be all highly liquid debt investments having an original maturity of three months or less. The carrying amounts approximated fair market value due to the short maturity of these instruments.

   Net Income (Loss) per Common Share. Basic and diluted net income (loss) per common share have been computed in accordance with SFAS No. 128, "Earnings per Share". Basic net income (loss) per common share

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES is computed by dividing income (loss) attributable to common stock by the weighted average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net loss per common share does not reflect dilution from potential common shares, because to do so would be antidilutive. (See Note 5 for the calculations of basic and diluted net income (loss) per common share.)

   Income Taxes. The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

   Concentration of Credit Risk. Substantially all of the Company's accounts receivable result from natural gas and oil sales or joint interest billings to a limited number of third parties in the natural gas and oil industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk in that these entities may be similarly affected by changes in economic and other conditions.

   Stock-Based Compensation. The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Non-employee stock-based compensation is accounted for using the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

   Derivative Instruments and Hedging Activities. Contango periodically enters into commodity derivatives contracts. These contracts, which are usually placed with large energy pipeline and trading companies, major petroleum companies or financial institutions that the Company believes are a minimal credit risk, may take the form of futures contracts, swaps or options. The natural gas and oil reference prices upon which these commodity derivatives contracts are based reflect various market indices that have a high degree of historical correlation with actual prices received by the Company.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts), as defined, be recorded in the balance sheet as either an asset or liability measured at fair value and requires that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

   Although the Company's hedging transactions generally are designed as economic hedges for a portion of future natural gas and oil production, the Company has elected not to designate the derivative instruments as "hedges" under SFAS No. 133. As a result, gains and losses, representing changes in these derivative instruments' mark-to-market fair values, are recognized currently in Contango's earnings. (See Note 8 for more information on hedging activities.)

   Reclassifications. Prior year financial statements have been reclassified where appropriate to conform to current year presentation.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

3. Natural Gas and Oil Exploration Risk

   Natural Gas and Oil Exploration Risk. The Company's future financial condition and results of operations will depend upon prices received for its natural gas and oil production and the cost of finding, acquiring, developing and producing reserves. Substantially all of its production is sold under various terms and arrangements at prevailing market prices. Prices for natural gas and oil are subject to fluctuations in response to changes in supply, market uncertainty and a variety of other factors beyond its control. Other factors that have a direct bearing on the Company's prospects are uncertainties inherent in estimating natural gas and oil reserves and future hydrocarbon production and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

4. Liquidity

   Management believes that cash on hand, anticipated cash flow from operations and availability under the Company's bank credit facility (see Note 7), will be adequate to satisfy planned capital expenditures to fund drilling activities and to satisfy general corporate needs over the next twelve months. The Company may continue to seek additional equity or other financing to fund the Company's exploration program and to take advantage of other opportunities that may become available. The availability of such funds will depend upon prevailing market conditions and other factors over which the Company has no control, as well as the Company's financial condition and results of operations. There can be no assurances that the Company will have sufficient funds available to finance its intended exploration and development programs or acquisitions. The Company's exploration drilling program could be adversely affected if sufficient funds are unavailable.

5. Net Income (Loss) Per Common Share

   A reconciliation of the components of basic and diluted net income (loss) per common share for the fiscal years ended June 30, 2001 and 2000 and the nine months ended March 31, 2002 and 2001 is presented below:

                                               Year Ended June 30,
                         -----------------------------------------------------------------
                                      2001                             2000
                         ------------------------------- ---------------------------------
                           Income     Shares   Per Share   Income       Shares   Per Share
                         ---------- ---------- --------- -----------  ---------- ---------
Basic:
 Net income (loss)
  attributable to common
  stock................. $7,262,454 11,287,098   $0.64   $(1,846,744)  4,953,729  $(0.37)
                                                 =====                            ======
Effect of Dilutive
 Securities:
 Stock options and
  warrants..............         --  1,384,664                    --          --
 Series A preferred
  stock.................    170,822    847,826                    --          --
 Series B preferred
  stock.................    304,383    861,536                    --          --
                         ---------- ----------           -----------  ----------
Diluted:
 Net income (loss)
  attributable to common
  stock................. $7,737,659 14,381,124   $0.54   $(1,846,744)  4,953,729  $(0.37)
                         ========== ==========   =====   ===========  ==========  ======
                                                Nine Months Ended
                         -----------------------------------------------------------------
                                 March 31, 2002                   March 31, 2001
                         ------------------------------- ---------------------------------
                           Income     Shares   Per Share   Income       Shares   Per Share
                         ---------- ---------- --------- -----------  ---------- ---------
                                                   (Unaudited)
Basic:
 Net income attributable
  to common stock....... $4,798,786 11,477,836   $0.42   $ 4,883,072  11,220,609  $ 0.44
                                                 =====                            ======
Effect of Dilutive
 Securities:
 Stock options and
  warrants..............         --    686,825                    --   1,374,259
 Series A preferred
  stock.................    150,000  1,000,000               120,822     797,100
 Series B preferred
  stock.................    300,000  1,136,363               204,384     769,927
                         ---------- ----------           -----------  ----------
Diluted:
 Net income attributable
  to common stock....... $5,248,786 14,301,024   $0.37   $ 5,208,278  14,161,895  $ 0.37
                         ========== ==========   =====   ===========  ==========  ======

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

6. Income Taxes

   Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 35 percent to pretax income as follows:

                                                         Year Ended June 30,
                                                         ---------------------
                                                            2001       2000
                                                         ----------  ---------
   Provision (benefit) at the statutory tax rate........ $3,820,917  $(646,000)
   Increase (decrease) in valuation allowance...........   (646,000)   646,000
   Other................................................      4,331         --
                                                         ----------  ---------
     Income tax provision............................... $3,179,248  $      --
                                                         ==========  =========

   The net deferred income tax liability is comprised of the following:

                                                            June 30,
                                                     ------------------------
                                                        2001         2000
                                                     -----------  -----------
   Deferred income tax asset:
     Net operating loss carryforwards............... $   715,194  $ 1,309,000
     Valuation allowance............................          --   (1,129,000)
                                                     -----------  -----------
                                                         715,194      180,000
   Deferred income tax liabilities:
     Temporary basis differences in natural gas and
      oil properties................................  (3,894,442)    (180,000)
                                                     -----------  -----------
       Net deferred income tax liability............ $(3,179,248) $        --
                                                     ===========  ===========

   Realization of the net deferred tax asset is dependent on the Company's ability to generate taxable earnings in the future. During the fiscal year ended June 30, 2001, the Company recognized approximately $1.8 million of previously unbenefitted net operating loss carryforwards. At June 30, 2001, the Company had a U.S. federal net operating loss carryforward of approximately $2.0 million that will expire beginning 2018.

7. Long-Term Debt

   Effective December 1, 2000, Contango entered into a reducing revolving line of credit of up to $10.0 million with Bank One, Texas, National Association. The 18-month credit facility provided for a borrowing base of $5.0 million, $3.0 million of which is unsecured, with the borrowing base redetermined semi-annually. Interest was payable monthly at the bank's prime rate plus one and one-fourth percent. Additionally, the Company paid a quarterly commitment fee of one-fourth percent (1/4%) per annum on the average availability under the credit facility.

   On June 29, 2001, Contango replaced its previous line of credit with a three year, secured, reducing revolving line of credit with Guaranty Bank, FSB that matures in June 2004 (the "Credit Facility"). The hydrocarbon borrowing base is subject to semi-annual redeterminations based primarily on the value of the Company's proved reserves. Borrowings under the Credit Facility bear interest, at the option of the Company, at either (i) LIBOR plus two percent (2.0%) or
(ii) the bank's base rate plus one-fourth percent (1/4%) per annum. Additionally, the Company pays a quarterly commitment fee of three-eighths percent (3/8%) per annum on the average availability under the Credit
Facility. The Credit Facility requires the maintenance of certain ratios, including those related to working capital, funded debt to EBITDAX and debt service coverage as defined in Credit Facility. Additionally, the Credit Facility contains certain negative covenants that, among

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES others, restrict or limit the Company's ability to incur indebtedness, sell assets, pay dividends, reacquire or otherwise acquire or redeem capital stock. Failure to maintain required financial ratios or comply with the Credit Facility's covenants can result in a default and acceleration of all indebtedness under the Credit Facility. As of June 30, 2001, there were no borrowings under the credit facility, and the Company was in compliance with its financial covenants, ratios and other provisions of the credit facility.

8. Commodity Price Hedges

   Contango periodically enters into commodity derivative contracts. These contracts, which are usually placed with large energy pipeline and trading companies, major petroleum companies or financial institutions that the Company believes are a minimal credit risk, may take the form of futures contracts, swaps or options. The derivative contracts call for the Company to receive, or make, payments based upon the differential between a fixed and a variable commodity price as specified in the contract. As a result of these activities, the Company recognized hedging losses of $557,654 in the fiscal year ended June 30, 2001. The Company had no hedging activity during the fiscal year ended June 30, 2000.

   The following table sets forth the Company's pricing and notional volumes on open commodity derivative contracts as of June 30, 2001 and March 31, 2002:

                                                           Strike
         Contract Description                Term         Price(1)   Quantity(2)
         --------------------           --------------- ------------ -----------
June 30, 2001:
  Natural gas call (purchased)......... 08/2001-12/2001 $      12.00 100,000/mth
  Crude oil collar (purchased)......... 07/2001-12/2001  22.00-32.00   5,000/mth
  Natural gas put (purchased).......... 01/2002-12/2002         2.50   8,200/day
  Natural gas swap (received fixed).... 09/2001-10/2001        4.005   8,000/day
  Natural gas swap (received fixed).... 11/2001-12/2001        3.965   8,000/day

March 31, 2002 (Unaudited):
  Natural gas put...................... 05/2002-10/2002 $       3.00   8,000/day
  Natural gas call..................... 07/2002-12/2002         4.02   8,000/day
  Crude oil swap....................... 04/2002-10/2002        24.95   5,000/mth

--------
(1) Per Mmbtu and barrel.
(2) Natural gas quantities in Mmbtu; oil in barrels.

9. Commitments and Contingencies

   Contango leases its office space and certain other equipment. As of June 30, 2001, minimum future lease payments are as follows:

   Fiscal Year Ending June 30, 2002................................... $ 76,522
     2003.............................................................   77,188
     2004.............................................................   30,638
     2005.............................................................    7,363
     Thereafter.......................................................    8,590
                                                                       --------
       Total.......................................................... $200,301
                                                                       ========

   The amount incurred under operating leases during the year ended June 30, 2001 and 2000 was $64,076 and $23,000, respectively.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

10. Shareholders' Equity

   Common Stock. On December 1, 2000, Contango changed its state of incorporation from Nevada to Delaware and in connection with this reincorporation affected a 2 for 1 reverse stock split. All common share and per share amounts have been adjusted to reflect this 2 for 1 reverse stock split.

   Holders of the Company's common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors of the Company. Upon any liquidation or dissolution of the Company, the holders of common stock are entitled to receive a pro rata share of all of the assets remaining available for distribution to shareholders after settlement of all liabilities and liquidating preferences of preferred stockholders.

   On August 24, 2000, the Southern Ute Indian Tribe doing business as the Southern Ute Indian Tribe Growth Fund exercised the option previously acquired to purchase 1,250,000 shares of common stock for net proceeds of $2,500,000.

   Preferred Stock. The Company's Board of Directors has authorized 125,000 shares of preferred stock, of which 2,500 shares of Series A convertible preferred stock and 5,000 shares of Series B convertible preferred stock were issued and outstanding as of June 30, 2001.

   On August 24, 2000, Contango sold in a private placement transaction 2,500 shares of its Series A senior convertible cumulative preferred stock (the "Series A Preferred Stock") to Trust Company of the West, as an investment manager and custodian on behalf of a client, for net proceeds of $2,500,000. Series A Preferred Stock ranks prior to the Company's common stock (and any other junior stock) with respect to the payment of dividends or distributions and upon liquidation, dissolution, winding-up or otherwise and is pari passu to the Company's Series B senior convertible cumulative preferred stock. Holders of Series A Preferred Stock are entitled to receive quarterly dividends at a dividend rate equal to 8% per annum if paid in cash on a current quarterly basis or otherwise at a rate of 10% per annum if not paid on a current quarterly basis or if paid in shares of Series A Preferred Stock, in each case, computed on the basis of $1,000 per share. Holders of Series A Preferred Stock may, at their discretion, elect to convert such shares to shares of the Company's common stock at a conversion price of $2.50 per share. In addition, upon the occurrence of certain events, the Company may elect to convert all of the outstanding shares of Series A Preferred Stock at a conversion price of $2.50 per share.

   On September 27, 2000, Contango sold in a private placement transaction 5,000 shares of its Series B senior convertible cumulative preferred stock (the "Series B Preferred Stock") to Aquila Energy Capital Corporation for net proceeds of $5,000,000. Series B Preferred Stock ranks prior to the Company's common stock (and any other junior stock) with respect to the payment of dividends or distributions and upon liquidation, dissolution, winding-up or otherwise and is pari passu to the Company's Series A Preferred Stock. Holders of Series B Preferred Stock are entitled to receive quarterly dividends at a dividend rate equal to 8% per annum if paid in cash on a current quarterly basis or otherwise at a rate of 10% per annum if not paid on a current quarterly basis or if paid in shares of Series B Preferred Stock, in each case, computed on the basis of $1,000 per share. Holders of Series B Preferred Stock may, at their discretion, elect to convert such shares to shares of the Company's common stock at a conversion price of $4.40 per share. In addition, upon the occurrence of certain events, the Company may elect to convert all of the outstanding shares of Series B Preferred Stock at a conversion price of $4.40 per share.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

11. Stock Options

   In September 1999, the Company established the Contango Oil & Gas Company 1999 Stock Incentive Plan (the "Option Plan"). Under the Option Plan, the Company may issue up to 2,500,000 shares of common stock with an exercise price of each option equal to or greater than the market price of the Company's common stock on the date of grant, but in no event less than $2.00 per share. The Company may grant key employees both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and stock options that are not qualified as incentive stock options. Stock option grants to non-employees, such as directors and consultants, can only be stock options that are not qualified as incentive stock options. Options generally expire after five years. The vesting schedule varies, but vesting generally occurs either (a) immediately or (b) one-third immediately and one-third on the next two anniversary dates of the grant. As of June 30, 2001, options under the Option Plan to acquire 458,500 shares of common stock have been granted at prices between $2.00 and $5.87 per share and were outstanding.

   In addition to grants made under the Option Plan, the Company has granted options to purchase common stock outside the Option Plan. These options generally expire after five years. The vesting schedule varies, but vesting generally occurs either (a) immediately, (b) one-third immediately and one-third on the next two anniversary dates of the grant or (c) under a vesting schedule that is tied to the payout and rate of return on specific projects for which the option was granted. As of June 30, 2001, options to acquire 556,834 shares of common stock have been granted at prices between $2.00 and $5.87 per share and were outstanding.

   A summary of the status of the plans as of June 30, 2000 and 2001, and changes during the fiscal years then ended, is presented in the table below:

                                                 Year Ended June 30,
                                        ---------------------------------------
                                               2001                2000
                                        ------------------- -------------------
                                                   Weighted            Weighted
                                         Shares    Average   Shares    Average
                                          Under    Exercise   Under    Exercise
                                         Options    Price    Options    Price
                                        ---------  -------- ---------  --------
Outstanding, beginning of year (1)....    507,084   $2.18      50,000   $2.00
Granted...............................    537,500    3.51     557,084    2.16
Exercised.............................    (29,250)   2.00          --      --
Cancelled.............................         --      --    (100,000)   2.00
                                        ---------           ---------
Outstanding, end of year..............  1,015,334    2.89     507,084    2.18
                                        =========           =========
Exercisable, end of year..............    598,666    2.60     353,750    2.24
                                        =========           =========
Available for grant, end of year......  2,024,750           2,349,751
                                        =========           =========
Weighted average fair value of options
 granted during the year (2)..........  $    1.70           $    0.58
                                        =========           =========

--------
(1) Does not include the 90-day option granted to the Southern Ute Indian Tribe Growth Fund on June 8, 2000 to acquire 1,250,000 shares of Company's common stock that was exercised August 24, 2000.
(2) The fair value of each option is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the years ended June 30, 2001 and 2000, respectively: (i) risk-free interest rate of 5.77 percent and 6.35 percent;
    (ii) expected lives of five years for the Option Plan and other options;
    (iii) expected volatility of 50 percent for both periods; and (iv) expected dividend yield of zero percent.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

   The following table summarizes information about options that were outstanding at June 30, 2001:

                                   Options Outstanding        Options Exercisable
                             -------------------------------- --------------------
                              Number of   Weighted             Number of
                               Shares      Average   Weighted   Shares    Weighted
                                Under     Remaining  Average     Under    Average
                             Outstanding Contractual Exercise Exercisable Exercise
   Range of Exercise Price     Options      Life      Price     Options    Price
   -----------------------   ----------- ----------- -------- ----------- --------
   $2.00...................     545,334      3.7      $2.00     383,666    $2.00
    3.00-3.81..............     202,500      4.0       3.16     125,833     3.09
    4.00-4.37..............     237,500      4.4       4.36      79,167     4.36
    5.00-5.87..............      30,000      4.6       5.56      10,000     5.56
                              ---------                         -------
                              1,015,334                         598,666
                              =========                         =======

   The Company accounts for stock-based compensation for employees under APB Opinion No. 25 and related interpretations, under which no compensation cost has been recognized for the Option Plan. If compensation costs for these plans had been determined in accordance with SFAS No. 123, the Company's net income and net income per common share would approximate the following pro forma amounts:

                                                         Year Ended June 30,
                                                        ----------------------
                                                           2001       2000
                                                        ---------- -----------
   Income (Loss) Attributable to Common Stock:
     As reported....................................... $7,262,454 $(1,846,744)
     Pro forma.........................................  7,166,014  (1,873,437)
   Net Income (Loss) per Common Share:
     Basic:
       As reported..................................... $     0.64 $     (0.37)
       Pro forma.......................................       0.63       (0.38)
     Diluted:
       As reported..................................... $     0.54 $     (0.37)
       Pro forma.......................................       0.53       (0.38)

12. Warrants

   As of June 30, 2001, the Company had issued and outstanding warrants to purchase 2,040,185 shares of the Company's common stock. All warrants were exercisable at June 30, 2001. The Company has reserved an equal number of shares of common stock for issuance upon the exercise of its outstanding warrants. Warrants issued by the Company do not confer upon the holders any voting or other rights of a shareholder of the Company. A summary of the Company warrants as of June 30, 2001 and 2000, and changes during the fiscal years then ended, is presented in the table below:

                                                Year Ended June 30,
                                     -----------------------------------------
                                             2001                 2000
                                     -------------------- --------------------
                                      Number of            Number of
                                       Shares    Weighted   Shares    Weighted
                                        Under    Average     Under    Average
                                     Outstanding Exercise Outstanding Exercise
                                      Warrants    Price    Warrants    Price
                                     ----------- -------- ----------- --------
   Outstanding, beginning of year...  1,415,185   $2.00           --   $  --
     Granted........................    625,000    2.42    1,415,185    2.00
     Exercised......................         --      --           --      --
     Cancelled......................         --      --           --      --
                                      ---------   -----    ---------   -----
   Outstanding, end of year.........  2,040,185   $2.13    1,415,185   $2.00
                                      =========   =====    =========   =====

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

   The following table summarizes information about warrants that were outstanding at June 30, 2001:

                                                          Warrants Outstanding
                                                             and Exercisable
                                                         -----------------------
                                                          Number of   Weighted
                                                           Shares      Average
                                                            Under     Remaining
                                                         Outstanding Contractual
   Exercise Price                                         Warrants      Life
   --------------                                        ----------- -----------
   $2.00................................................  1,915,185      3.4
    4.12................................................    125,000      4.4
                                                          ---------
                                                          2,040,185
                                                          =========

13. Major Purchasers

   The Company is a natural gas and oil exploration and production company that generally sells its natural gas and oil to a limited number of customers on a month-to-month basis. For the year ended June 30, 2001, a single party accounted for approximately 99% of the Company's natural gas and oil sales. For the year ended June 30, 2000, a single party accounted for approximately 91% of the Company's natural gas and oil sales.

14. Related Party Transactions

   In August 1999, the Company completed a private placement of 3,230,000 shares of its common stock for $0.20 per share and warrants to purchase 1,230,000 shares of common stock for $2.00 per share. Gross proceeds of the private placement totaled $670,600. Purchasers of stock and warrants in the placement included Kenneth R. Peak, the Company's chairman, president and chief executive officer, and John B. Juneau, Joseph Romano and Darrell Williams, directors of the Company, who purchased an aggregate of 1,030,000 shares of common stock and 1,030,000 warrants to purchase common stock.

   Effective September 1, 1999, the Company entered into an exploration agreement with Juneau Exploration Company, L.L.C. Pursuant to the agreement, as amended, Juneau Exploration, L.P. ("JEX") received 200,000 shares of Contango common stock as part of its remuneration upon execution of the agreement. As of June 30, 2001, JEX also has received stock options to purchase a total of 200,000 shares of Company common stock at $2.00 per share in connection with exploration successes and acquisitions. JEX receives a 25% proportionately reduced back-in working interest after the Company achieves a defined payout. Mr. Juneau is the sole manager of the general partner of JEX and is a director of the Company.

   In October 1999, the Company completed a private placement of 1,890,000 shares of its common stock for $0.60 per share for total proceeds of $1,134,000. Purchasers of stock in the placement included Kenneth R. Peak, the Company's chairman, president and chief executive officer, and Darrell Williams, a director of the Company, who purchased an aggregate of 406,000 shares of common stock.

   During the quarter ended March 31, 2000 as part of a private placement, Contango sold 95,333 shares of its common stock at a price of $1.50 per share for total proceeds of $71,500. Purchasers of stock included William H. Gibbons, the Company's treasurer, who purchased an aggregate of 5,000 shares of common stock.

   During the fiscal year ended June 30, 2000, Contango issued 5,000 shares of common stock at an average value of $1.75 to William H. Gibbons as partial consideration for his services as Vice President and Treasurer of the Company.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

   On August 24, 2000, as part of the formation of Republic Exploration, Contango granted to JEX a five-year warrant to purchase 62,500 share of common stock at an exercise price of $2.00 per share.

   On November 10, 2000, in consideration for the consent to extend an option to increase Contango's ownership in Republic Exploration from 10.0% to 33.3%, Contango granted to JEX a five-year warrant to purchase 62,500 share of common stock at an exercise price of $2.00 per share.

   During the fiscal year ended June 30, 2001, Contango issued 6,600 shares of common stock at an average value of $4.09 to William H. Gibbons as partial consideration for his services as Vice President and Treasurer of the Company.

15. Non-Cash Investing and Financing Activities

   A summary of non-cash investing and financing activities is presented below.

   In August 1999, the Company converted each of its 16,792 shares of Series B preferred stock into 30 fully paid and non-assessable shares of common stock.

   In April 2000, the Company issued 200,000 shares of common stock to JEX in connection with an exploration agreement.

   For the year ended June 30, 2001, the Company issued options, warrants and shares to certain individuals and companies as a result of (i) services provided to the Company, (ii) sales of common and preferred stock and (iii) exploration activities and, in connection with such issuances, recognized non-cash costs of approximately $1.3 million.

16. Subsequent Events (Unaudited)

   Purchase of Assets. Effective as of January 1, 2002, Contango entered into separate Asset Purchase Agreements with JEX and other individuals to purchase all of the working and revenue interests of JEX and other individuals in its STEP properties. Contango paid approximately $12.9 million with cash on hand and increased availability under its Credit Facility.

   Effective January 1, 2002, Contango completed the acquisition from the Southern Ute Indian Tribe ("SUIT") of additional ownership interests in its STEP properties at a cost of approximately $7.0 million, subject to purchase price adjustments. This acquisition was funded with cash on hand and increased availability under the Company's Credit Facility.

   Repurchase of Common Stock. On March 28, 2002, Contango repurchased 2,575,000 shares of Contango common stock owned by the SUIT Growth Fund for $6,180,000. This share repurchase represents a 22%

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES reduction in Contango's outstanding common shares. The SUIT Growth Fund originally purchased these securities in private placements during June and August 2000. In addition, the Company cancelled a warrant held by the SUIT Growth Fund to purchase 125,000 shares of its common stock at $2.00 per share and options to purchase 17,500 shares of its common stock at prices between $2.70 and $5.87 per share. In connection with these transactions, Robert J. Zahradnik, Director of Operations of the SUIT Growth Fund and a Contango director, tendered his resignation as a director to the Company's Board of Directors.

   Purchase of Additional Assets. Effective April 1, 2002, Contango completed the acquisition from JEX and other individuals of additional "Tranche 2" ownership interests in its STEP properties at a cost of approximately $3.4 million. This acquisition was funded with increased availability under the Company's Credit Facility. The Company plans to close an additional smaller acquisition of STEP proved developed producing reserves in July 2002. The actual acquisition price for this closing will be based on natural gas and crude oil prices in effect at the time of the anticipated July 2002 closing.

   Long Term Debt. Effective February 1, 2002, the hydrocarbon borrowing base under the Credit Facility was increased to $20.0 million with $350,000 monthly reductions in the hydrocarbon borrowing base commencing March 1, 2002, subject to semi-annual redeterminations.

   As of March 31, 2002, $18.2 million was outstanding under the Credit Facility, approximately $1.4 million of which was current, and the Company was in compliance with its financial covenants, ratios and other provisions of the Credit Facility. Effective April 1, 2002, the hydrocarbon borrowing base under the Credit Facility was increased to $22.0 million with $475,000 monthly reductions in the hydrocarbon borrowing base commencing May 1, 2002, subject to semi-annual redeterminations. Approximately $0.8 million of long term debt is related to long term hedge payables.

   Purchase of LNG Facility Option. On June 4, 2002, Contango purchased an option to buy up to a 20% equity interest in the Cheniere Energy, Inc. proposed Freeport, Texas LNG receiving and regasification terminal. The purchase price for an initial 10% interest in the project is $1.5 million, consisting of a $750,000 payment made at signing and the balance payable upon exercise of the option. In the event Contango elects not to exercise the initial 10% option, the $750,000 up-front payment will be repaid to Contango on or prior to July 15, 2003. In the event the initial 10% option is exercised, Contango will have the right to acquire an additional 10% interest in the project upon payment of an additional $1.5 million. Contango would also be responsible for its share of all project costs, subsequent to January 1, 2002.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                SUPPLEMENTAL OIL AND GAS DISCLOSURES (Unaudited)

   The following disclosures provide unaudited information required by SFAS No. 69, "Disclosures About Oil and Gas Producing Activities". Prior to Contango's fiscal year ended June 30, 2000, the Company had no natural gas and oil operations nor did it have any proved reserves.

   Costs Incurred. The following table sets forth the costs incurred in natural gas and oil property acquisition, exploration and development activities for the fiscal years ended June 30, 2001 and 2000:

                                                          Year Ended June 30,
                                                         ----------------------
                                                            2001        2000
                                                         ----------- ----------
   Property acquisition costs:
     Unproved........................................... $ 1,901,405 $  143,367
     Proved.............................................          --    418,531
     Exploration costs..................................  20,867,565  2,395,471
     Development costs..................................          --         --
                                                         ----------- ----------
       Total costs incurred............................. $22,768,970 $2,957,369
                                                         =========== ==========

   Natural Gas and Oil Reserves. Proved reserves are estimated quantities of natural gas and oil that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that reasonably can be expected to be recovered through existing wells with existing equipment and operating methods.

   Proved natural gas and oil reserve quantities at June 30, 2001 and 2000, and the related discounted future net cash flows before income taxes are based on estimates prepared by William M. Cobb & Associates, Inc., independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

   The Company's net ownership interests in estimated quantities of proved natural gas and oil reserves and changes in net proved reserves as of June 30, 2001 and 2000, all of which are located in the continental United States, are summarized below:

                                          As of June 30,      As of June 30,
                                               2001                2000
                                        ------------------  ------------------
                                         Oil and   Natural   Oil and   Natural
                                        Condensate   Gas    Condensate   Gas
                                        ---------- -------  ---------- -------
                                         (MBbls)    (MMcf)    (MBbls)   (MMcf)
   Proved developed and undeveloped
    reserves:
     Beginning of year.................     137     2,686       --         --
     Purchases of natural gas and oil
      properties.......................      --        --        7         17
     Discoveries.......................     280    17,146      136      2,697
     Recoveries........................      40      (128)      --         --
     Production........................    (122)   (3,570)      (6)       (28)
                                           ----    ------      ---      -----
     End of year.......................     335    16,134      137      2,686
                                           ====    ======      ===      =====
   Proved developed reserves at end of
    year...............................     300    14,013       70      1,206
                                           ====    ======      ===      =====

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

   Standardized Measure. The standardized measure of discounted future net cash flows relating to the Company's ownership interests in proved natural gas and oil reserves as of June 30, 2001 and 2000 are shown below:

                                                          As of June 30,
                                                     -------------------------
                                                         2001         2000
                                                     ------------  -----------
   Future cash flows................................ $ 73,861,851  $17,732,676
   Future operating expenses........................  (19,352,469)  (1,969,450)
   Future development costs.........................     (541,577)    (829,092)
   Future income tax expenses.......................  (12,516,200)  (2,870,500)
                                                     ------------  -----------
     Future net cash flows..........................   41,451,605   12,063,634
       10% annual discount for estimated timing of
        cash flows..................................   (8,305,000)  (1,837,000)
                                                     ------------  -----------
     Standardized measure of discounted future net
      cash flows.................................... $ 33,146,605  $10,226,634
                                                     ============  ===========

   Future cash flows are computed by applying fiscal year-end prices of natural gas and oil to year-end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company's proved natural gas and oil reserves at the end of the year, based on year end costs and assuming continuation of existing economic conditions.

   Future income taxes are based on year-end statutory rates, adjusted for tax basis and applicable tax credits. A discount factor of 10 percent was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair value of the Company's natural gas and oil properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates of natural gas and oil producing operations.

   Change in Standardized Measure. Changes in the standardized measure of future net cash flows relating to proved natural gas and oil reserves are summarized below:

                                                      Year Ended June 30,
                                                    -------------------------
                                                        2001         2000
                                                    ------------  -----------
   Changes due to current year operation:
     Sales of natural gas and oil, net of natural
      gas and oil operating expenses............... $(21,916,818) $  (213,085)
     Extensions and discoveries....................   53,366,000   12,287,000
     Net change in prices and production costs.....   (2,794,442)          --
     Change in future development costs............      327,231           --
     Revisions of quantity estimates...............    1,181,000           --
     Accretion of discount.........................    1,226,000           --
     Change in the timing of production rates and
      other........................................   (1,024,000)          --
     Purchases of natural gas and oil properties...           --      186,205
     Changes in income taxes.......................   (7,445,000)  (2,033,486)
                                                    ------------  -----------
   Net change......................................   22,919,971   10,226,634
   Beginning of year...............................   10,226,634           --
                                                    ------------  -----------
   End of year..................................... $ 33,146,605  $10,226,634
                                                    ============  ===========

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Contango Oil & Gas Company:

   We have audited the accompanying statement of combined revenues and direct operating expenses of the oil and gas properties purchased by Contango Oil & Gas Company (the "Company") from Juneau Exploration, L.P., Other Individuals and SUIT (as described in Note 1) for the years ended June 30, 2001 and 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   As disclosed in Note 2, the accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form S-1 of Contango Oil & Gas Company and is not intended to be a complete financial presentation of the properties described above.

   In our opinion, the financial statement referred to above presents fairly, in all material respects, the combined revenues and direct operating expenses of the oil and gas properties purchased by Contango Oil & Gas Company from Juneau Exploration, L.P., Other Individuals and SUIT for the years ended June 30, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
May 6, 2002

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

      STATEMENT OF COMBINED REVENUES AND DIRECT OPERATING EXPENSES OF THE
        OIL AND GAS PROPERTIES PURCHASED FROM JUNEAU EXPLORATION, L.P.,
                           OTHER INDIVIDUALS AND SUIT

                                     For the Years Ended  For the Nine Months
                                          June 30,          Ended March 31,
                                     ------------------- ---------------------
                                        2001      2000      2002       2001
                                     ----------- ------- ---------- ----------
                                                              (Unaudited)
Revenues............................ $11,209,907 $19,839 $7,652,578 $7,123,125
Direct operating expenses...........   1,115,681   2,034  1,059,570    677,142
                                     ----------- ------- ---------- ----------
Excess of revenues over direct
 operating expenses................. $10,094,226 $17,805 $6,593,008 $6,445,983
                                     =========== ======= ========== ==========




    The accompanying notes are an integral part of this financial statement.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

     NOTES TO STATEMENT OF COMBINED REVENUES AND DIRECT OPERATING EXPENSES OF THE OIL AND GAS PROPERTIES PURCHASED FROM JUNEAU EXPLORATION, L.P.,
                           OTHER INDIVIDUALS AND SUIT

1. THE PROPERTIES

   Effective January 1, 2002, Contango Oil & Gas Company ("Contango" or the "Company") entered into an agreement with Juneau Exploration, L.P. ("JEX") to purchase certain working and revenue interests of JEX in South Texas Exploration Program properties ("STEP"). John B. Juneau is the Sole Manager of Juneau GP, LLC, the General Partner of JEX, and is one of the directors of the Company. Contango paid approximately $11 million in cash, subject to normal post-closing adjustments, and funded the acquisition with cash on hand and increased availability under an expanded $17 million secured revolving credit facility provided by Guaranty Bank, FSB. Effective January 1, 2002, the Company increased its ownership interest in STEP properties by paying $1.8 million for an overriding royalty interest ("ORRI") to Other Individuals. Contango acquired the JEX and ORRI interests in 22 onshore producing natural gas and oil wells, located in Jim Hogg and Brooks Counties, Texas. Effective January 1, 2002, the Company increased its working and net revenue interest ownership in STEP properties by paying $7.0 million to the Southern Ute Indian Tribe ("SUIT"). Effective April 1, 2002, the Company increased its working interest, net revenue interest and overriding royalty interest ownership in its STEP properties by paying $3.4 million to JEX and Other Individuals. The properties acquired are herein referred to as the "Acquisitions". At the time of the acquisition from SUIT, SUIT owned approximately 22% of Contango's common stock and was represented by one member of the Company's Board of Directors.

2. BASIS FOR PRESENTATION

   During the periods presented, the Acquisitions were not accounted for or operated as a separate division by JEX, by Other Individuals or by SUIT. Certain costs, such as depreciation, depletion and amortization, exploration expenses, general and administrative expenses, and corporate income taxes were not allocated to the individual properties. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances.

   Revenues and direct operating expenses included in the accompanying statement represent Contango's acquired net working and revenue interests in the properties and are presented on the accrual basis of accounting. Depreciation, depletion and amortization, exploration expenses, general and administrative expenses, and corporate income taxes have been excluded. Accordingly, the financial statements and other information presented are not indicative of the financial condition or results of operations of the Acquisitions going forward due to the changes in the business and the omission of various operating expenses.

3. COMMITMENTS AND CONTINGENCIES

   Pursuant to the terms of the Asset Purchase Agreements, JEX, Other Individuals and SUIT retain any claims, litigation or disputes pending as of the effective date of January 1, 2002 and April 1, 2002 or any matters arising in connection with ownership of the Acquisitions prior to the effective date. Notwithstanding this indemnification, Contango is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statement of combined revenues and direct operating expenses.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

       SUPPLEMENTAL OIL AND GAS INFORMATION OF THE OIL AND GAS PROPERTIES
      PURCHASED FROM JUNEAU EXPLORATION, L.P., OTHER INDIVIDUALS AND SUIT
                                  (UNAUDITED)

4. OIL AND GAS RESERVE INFORMATION

   Proved oil and gas reserve quantities are based on estimates prepared by William M. Cobb & Associates, Inc, independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

   There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production. The following reserve data related to the Acquisitions represent estimates only and should not be construed as being exact.

                                                               Gas        Oil
                                                            ----------  -------
                                                              (Mcf)     (Bbls)
   Total Proved Reserves: (a)
     Balance, June 30, 1999................................         --       --
       Production..........................................     (3,317)    (101)
       Discoveries.........................................  1,831,873   82,385
                                                            ----------  -------
     Balance, June 30, 2000................................  1,828,556   82,284
                                                            ----------  -------
       Production.......................................... (1,652,101) (50,013)
       Discoveries.........................................  9,848,002  205,758
       Revisions...........................................    222,126  (42,759)
                                                            ----------  -------
     Balance, June 30, 2001................................ 10,246,583  195,270
                                                            ==========  =======

--------
(a)Substantially all proved reserves have been developed.

5. FUTURE NET CASH FLOWS

   Future cash flows are computed by applying fiscal year-end prices of natural gas and oil to year-end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Acquisitions' proved natural gas and oil reserves at the end of the year, based on year end costs and assuming continuation of existing economic conditions.

   Future income taxes are based on year-end statutory rates, adjusted for tax basis and applicable tax credits and for 2001 is based on Contango's purchase price. A discount factor of 10 percent was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement costs or fair value of the Acquisitions' natural gas and oil properties. An estimate of fair value would take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of time value of money and the risks inherent in reserve estimates of natural gas and oil producing operations.

                                                      June 30,     June 30,
                                                        2001         2000
                                                    ------------  -----------
                                                          (Unaudited)
   Future cash flows............................... $ 46,555,773  $11,753,695
   Future operating expenses.......................  (12,141,668)  (1,262,536)
   Future development costs........................     (160,325)    (226,633)
   Future income tax expense.......................   (1,996,193)  (2,976,377)
                                                    ------------  -----------
   Future net cash flows...........................   32,257,587    7,288,149
   10% discount rate...............................   (7,528,007)  (1,273,972)
                                                    ------------  -----------
   Standardized measure of discounted future net
    cash flows..................................... $ 24,729,580  $ 6,014,177
                                                    ============  ===========

   Changes in the standardized measure of future net cash flows relating to proved natural gas and oil reserves are summarized below:

                                                     For the Year    For the
                                                        Ended      Year Ended
                                                       June 30,     June 30,
                                                         2001         2000
                                                     ------------  -----------
                                                           (Unaudited)
   Beginning of year................................ $  6,014,177  $        --
   Sales, net of production costs...................  (10,094,226)     (17,805)
   Net change in price and production costs.........   (2,927,877)          --
   Extensions and discoveries.......................   31,114,707    8,346,786
   Changes in future development costs..............       67,467           --
   Revision of quantity estimated...................      274,904           --
   Accretion of discount............................      868,056           --
   Change in timing of production rates and other...   (1,639,318)          --
   Changes in income taxes..........................    1,051,690   (2,314,804)
                                                     ------------  -----------
   End of year...................................... $ 24,729,580  $ 6,014,177
                                                     ============  ===========

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

   Following are the unaudited pro forma condensed consolidated financial statements of Contango Oil and Gas Company ("Contango") as of March 31, 2002 and for the year ended June 30, 2001 and the nine months ended March 31, 2002. The unaudited pro forma condensed consolidated financial statements present the effects of the acquisition of the working and net revenue interest of certain properties purchased from Juneau Exploration, L.P. ("JEX") effective January 1, 2002 and April 1, 2002, the acquisition of the overriding royalty interest ("ORRI") purchased from other individuals effective January 1, 2002 and April 1, 2002, and the acquisition of the working and net revenue interest purchased from the Southern Ute Indian Tribe ("SUIT") effective January 1, 2002 (collectively, the "Acquisitions"). The pro forma balance sheet assumes the April 1, 2002 JEX and ORRI acquisitions occurred on March 31, 2002. The pro forma statements of operations assume the Acquisitions occurred on July 1, 2000.

   The pro forma balance sheet and the pro forma statements of operations were derived by adjusting the historical financial statements of Contango. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Acquisitions. The pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Contango had the Acquisitions actually been contemplated as of the dates indicated. Moreover, the statements do not project the financial position or results of operations of Contango for any future date or period.

   The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the notes thereto, Contango's Annual Report on Form 10-KSB for the year ended June 30, 2001, its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002 and the Statement of Combined Revenues and Direct Operating Expenses included elsewhere in this prospectus.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS

                        For the Year Ended June 30, 2001

                          Contango    Acquisitions  Pro Forma
                         Historical    Historical  Adjustments      Pro Forma
                         -----------  ------------ -----------     -----------
REVENUES:
  Natural gas and oil
   sales................ $24,548,723  $11,209,907  $        --     $35,758,630
  Loss from hedging
   activities...........    (557,654)          --           --        (557,654)
                         -----------  -----------  -----------     -----------
    Total revenues......  23,991,069   11,209,907           --      35,200,976
                         -----------  -----------  -----------     -----------
EXPENSES:
  Operating expenses....   2,631,905    1,115,681           --       3,747,586
  Exploration expenses..   4,167,427           --           --       4,167,427
  Depreciation,
   depletion and
   amortization.........   4,023,672           --    2,362,137 (a)   6,385,809
  Impairment of proved
   gas and oil
   properties...........     300,466           --           --         300,466
  General and
   administrative
   expense..............   2,356,421           --           --       2,356,421
                         -----------  -----------  -----------     -----------
    Total expenses......  13,479,891    1,115,681    2,362,137      16,957,709
                         -----------  -----------  -----------     -----------
INCOME (LOSS) FROM
 OPERATIONS.............  10,511,178   10,094,226   (2,362,137)     18,243,267
Interest expense........      (8,674)          --     (685,136)(b)    (693,810)
Interest income.........     414,403           --           --         414,403
                         -----------  -----------  -----------     -----------
INCOME (LOSS) BEFORE
 INCOME TAXES...........  10,916,907   10,094,226   (3,047,273)     17,963,860
Provision for income
 taxes..................   3,179,248           --    2,466,434 (c)   5,645,682
                         -----------  -----------  -----------     -----------
NET INCOME (LOSS).......   7,737,659   10,094,226   (5,513,707)     12,318,178
Preferred stock
 dividends..............     475,205           --           --         475,205
                         -----------  -----------  -----------     -----------
NET INCOME (LOSS)
 ATTRIBUTABLE TO COMMON
 STOCK.................. $ 7,262,454  $10,094,226  $(5,513,707)    $11,842,973
                         ===========  ===========  ===========     ===========
NET INCOME PER SHARE:
  Basic................. $      0.64                               $      1.05
                         ===========                               ===========
  Diluted............... $      0.54                               $      0.86
                         ===========                               ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING:
  Basic.................  11,287,098                                11,287,098
                         ===========                               ===========
  Diluted...............  14,381,124                                14,381,124
                         ===========                               ===========

      The accompanying notes to unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS

                    For the Nine Months Ended March 31, 2002

                           Contango    Acquisition  Pro Forma
                          Historical   Historical  Adjustments      Pro Forma
                          -----------  ----------- -----------     -----------
REVENUES:
  Natural gas and oil
   sales................  $15,908,607  $6,350,075  $        --     $22,258,682
  Gain from hedging
   activities...........    4,145,216          --           --       4,145,216
                          -----------  ----------  -----------     -----------
    Total revenues......   20,053,823   6,350,075           --      26,403,898
                          -----------  ----------  -----------     -----------
EXPENSES:
  Operating expenses....    2,525,620     863,976           --       3,389,596
  Exploration expenses..    2,522,836          --           --       2,522,836
  Depreciation,
   depletion and
   amortization.........    6,044,823          --    3,223,683 (a)   9,268,506
  General and
   administrative
   expense..............    1,331,146          --           --       1,331,146
                          -----------  ----------  -----------     -----------
    Total expenses......   12,424,425     863,976    3,223,683      16,512,084
                          -----------  ----------  -----------     -----------
INCOME (LOSS) FROM
 OPERATIONS.............    7,629,398   5,486,099   (3,223,683)      9,891,814
Interest expense........      (97,244)         --     (426,617)(b)    (523,861)
Interest income.........      169,156          --           --         169,156
Gain on sale of assets..      373,539          --           --         373,539
                          -----------  ----------  -----------     -----------
INCOME (LOSS) BEFORE
 INCOME TAXES...........    8,074,849   5,486,099   (3,650,300)      9,910,648
Provision for income
 taxes..................    2,826,063          --      642,530 (c)   3,468,593
                          -----------  ----------  -----------     -----------
NET INCOME..............    5,248,786   5,486,099   (4,292,830)      6,442,055
Preferred stock
 dividends..............      450,000          --           --         450,000
                          -----------  ----------  -----------     -----------
NET INCOME (LOSS)
 ATTRIBUTABLE TO COMMON
 STOCK..................  $ 4,798,786  $5,486,099  $(4,292,830)    $ 5,992,055
                          ===========  ==========  ===========     ===========
NET INCOME PER SHARE:
  Basic.................  $      0.42                              $      0.52
                          ===========                              ===========
  Diluted...............  $      0.37                              $      0.45
                          ===========                              ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING:
  Basic.................   11,477,836                               11,477,836
                          ===========                              ===========
  Diluted...............   14,301,024                               14,301,024
                          ===========                              ===========

      The accompanying notes to unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                              UNAUDITED PRO FORMA
                      CONDENSED CONSOLIDATED BALANCE SHEET

                              As of March 31, 2002

                                        Contango    Pro Forma
                                       Historical  Adjustments      Pro Forma
                                       ----------- -----------     -----------
                ASSETS
Cash and cash equivalents............. $ 4,110,727 $(3,342,478)(1) $   768,249
Other current assets..................   4,365,351          --       4,365,351
Net property and equipment............  36,264,027   3,342,478 (1)  39,656,505
                                                        50,000 (2)
Other assets..........................   6,758,394          --       6,758,394
                                       ----------- -----------     -----------
TOTAL ASSETS.......................... $51,498,499 $    50,000     $51,548,499
                                       =========== ===========     ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities................... $ 6,492,067 $    50,000 (2) $ 6,542,067
Long-term debt........................  17,608,250          --      17,608,250
Deferred credits and other noncurrent
 liabilities..........................   3,750,386          --       3,750,386
                                       ----------- -----------     -----------
Total liabilities.....................  27,850,703      50,000      27,900,703
Shareholders' equity..................  23,647,796          --      23,647,796
                                       ----------- -----------     -----------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY............................... $51,498,499 $    50,000     $51,548,499
                                       =========== ===========     ===========


      The accompanying notes to unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                          NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

   The unaudited pro forma statement of operations for the year ended June 30, 2001, is derived from the audited financial statements of Contango for the year ended June 30, 2001, the audited statement of combined revenues and direct operating expenses for certain properties purchased from Juneau Exploration, L.P. ("JEX"), other individuals and the Southern Ute Indian Tribe ("SUIT") for the year ended June 30, 2001, and the adjustments and assumptions described below.

   The unaudited pro forma statement of operations for the nine months ended March 31, 2002 and the unaudited pro forma balance sheet as of December 31, 2001 are based on the unaudited financial statements of Contango as of and for the nine months ended March 31, 2002, the unaudited statement of combined revenues and direct operating expenses for properties purchased from JEX, other individuals and from SUIT for the nine months ended March 31, 2002, and the adjustments and assumptions described below.

Pro Forma Adjustments

   The unaudited pro forma statements of operations reflect the following adjustments:

     a. Record incremental depletion and amortization expense ("DD&A") using the units-of-production method, resulting from the purchase of properties from JEX, other individuals and SUIT.

     b. Record interest expense associated with debt of approximately $17.6 million incurred under Contango's revolving credit facility to fund a portion of the purchase price. Applicable interest rates on the facility were 3.9 percent for the year ended June 30, 2001 and for the nine months ended March 31, 2002. The effect of debt financing is based on the current interest rate for which Contango has a commitment.

     c. Record a pro forma income tax provision, assuming a 35 percent rate, based on the pro forma change in income (loss) before income taxes and tax attributes of the properties purchased.

   The unaudited pro forma balance sheet reflects the following adjustments:

     1. Record the purchase price of certain properties acquired from JEX on April 1, 2002.

     2. Record transaction costs, primarily legal and accounting fees, relating to the purchase of properties from JEX.

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                 PRO FORMA SUPPLEMENTAL OIL AND GAS DISCLOSURES
                                  (Unaudited)

   The following table sets forth certain unaudited pro forma information concerning Contango's proved oil and gas reserves as of June 30, 2001, giving effect to the purchase of properties from JEX, other individuals and SUIT as if they had occurred on July 1, 2000. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projection of future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact.

Proved Oil and Natural Gas Reserves

                                                         Natural Gas
                                               -------------------------------
                                               Contango Acquisitions Pro Forma
                                               -------- ------------ ---------
                                                           (MMcf)
   Proved Developed and Undeveloped Reserves:
     Balance, June 30, 2000...................   2,686      1,828      4,514
       Discoveries............................  17,146      9,850     26,996
       Revisions..............................    (128)       222         94
       Production.............................  (3,570)    (1,654)    (5,224)
                                                ------     ------     ------
     Balance, June 30, 2001...................  16,134     10,246     26,380
                                                ======     ======     ======
   Proved Developed Reserves:
     Balance, June 30, 2000...................   1,206      1,828      3,034
     Balance, June 30, 2001...................  14,013     10,246     24,259

                                                             Oil
                                               -------------------------------
                                               Contango Acquisitions Pro Forma
                                               -------- ------------ ---------
                                                           (MBbls)
   Proved Developed and Undeveloped Reserves:
     Balance, June 30, 2000...................     137         82        219
       Discoveries............................     280        206        486
       Revisions..............................      40        (43)        (3)
       Production.............................    (122)       (50)      (172)
                                                ------     ------     ------
     Balance, June 30, 2001...................     335        195        530
                                                ======     ======     ======
   Proved Developed Reserves:
     Balance, June 30, 2000...................      70         82        152
     Balance, June 30, 2001...................     300        195        495

                  CONTANGO OIL & GAS COMPANY AND SUBSIDIARIES

                                  (Unaudited)


   The following table sets forth unaudited pro forma information concerning the discounted future net cash flows from proved oil and gas reserves of Contango as of June 30, 2001, net of income tax expense, and giving effect to the acquisition of the JEX, other individuals and SUIT properties as if they had occurred on July 1, 2000. Income tax expense has been computed using assumptions relating to the future tax rates and the permanent differences and credits under the tax laws relating to oil and gas activities at June 30, 2001. Cash flows relating to the Acquisitions are based on William M. Cobb & Associates Inc., evaluation of reserves and on information provided by JEX, other individuals and SUIT. Future income tax expense on the Acquisitions is based on Contango's purchase price. The information should be viewed only as a form of standardized disclosure concerning possible future cash flows that would result under the assumptions used but should not be viewed as indicative of fair market value. Reference should be made to Contango's financial statements for the fiscal year ended June 30, 2001, and the Statement of Combined Revenues and Direct Operating Expenses included herein, for a discussion of the assumptions used in preparing the information presented.

   Future Net Cash Flows      Contango    Acquisitions   Pro Forma
   ---------------------    ------------  ------------  ------------
   Cash inflows............ $ 73,861,851  $ 46,555,773  $120,417,624
   Production and
    development costs......  (19,894,046)  (12,301,993)  (32,196,039)
   Income tax expense......  (12,516,200)   (1,996,193)  (14,512,393)
                            ------------  ------------  ------------
   Future net cash flows...   41,451,605    32,257,587    73,709,192
   10% discount rate.......   (8,305,000)   (7,528,007)  (15,833,007)
                            ------------  ------------  ------------
   Discounted future net
    cash flows............. $ 33,146,605  $ 24,729,580  $ 57,876,185
                            ============  ============  ============

   The following table sets forth the principal sources of change in discounted future net cash flows:

   Future Net Cash Flows               Contango    Acquisitions   Pro Forma
   ---------------------             ------------  ------------  ------------
   Beginning of year................ $ 10,226,634  $  6,014,177  $ 16,240,811
     Sales, net of production
      costs.........................  (21,916,818)  (10,094,226)  (32,011,044)
     Net change in price and
      production costs..............   (2,794,442)   (2,927,877)   (5,722,319)
     Extensions and discoveries.....   53,366,000    31,114,707    84,480,707
     Change in future development
      costs.........................      327,231        67,467       394,698
     Revision of quantities
      estimated.....................    1,181,000       274,904     1,455,904
     Accretion of discount..........    1,226,000       868,056     2,094,056
     Change in timing of production
      rates and other...............   (1,024,000)   (1,639,318)   (2,663,318)
     Changes in income taxes........   (7,445,000)    1,051,690    (6,393,310)
                                     ------------  ------------  ------------
   End of year...................... $ 33,146,605  $ 24,729,580  $ 57,876,185
                                     ============  ============  ============

--------------------------------------------------------------------------------

   , 2002

                       [CONTANGO OIL & GAS COMPANY LOGO]

                                 800,000 Shares
           Depositary Shares Each Representing 1/10 of a Share of   %
                Convertible Cumulative Preferred Stock, Series C
        Liquidation Preference Equivalent To $25.00 Per Depositary Share

                                 ------------
                                   PROSPECTUS

                                 ------------

                         Morgan Keegan & Company, Inc.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The estimated expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table. Each amount, except for the Commission registration fee and the NASD fee, is estimated.



   Commission registration fee........................................ $  2,116
   NASD Fee...........................................................    2,800
   Depositary, Transfer Agent and Registrar fees and expenses.........    5,084
   Printing expense...................................................   60,000
   Legal fees and expenses............................................  150,000
   American Stock Exchange listing fees...............................   30,000
   Accounting fees and expenses.......................................  150,000
                                                                       --------
       Total.......................................................... $400,000
                                                                       ========


Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law and our certificate of incorporation and bylaws contain provisions for indemnification of our officers and directors, and under certain circumstances, our employees and other persons. The bylaws require us to indemnify such persons to the fullest extent permitted by Delaware law. Each such person will be indemnified in any proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests. The indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement.

   Our bylaws also provide that we may purchase and maintain insurance on behalf of any of our present or past directors or officers insuring against any liability asserted against such person incurred in their capacity as a director or officer or arising out of such status, whether or not we would have the power to indemnify such person. We have obtained and maintain director's and officers' liability insurance.

Item 15. Recent Sales of Unregistered Securities

   Between August 16, 1999 and August 24, 1999, we commenced and completed a private placement of 3,230,000 shares of common stock for $0.20 per share and warrants to purchase 1,230,000 shares of common stock at $2.00 per share, raising gross proceeds of $670,600. The issuance of the securities was exempt from registration pursuant to Rule 506 under Regulation D of the Securities Act. There were no underwriting discounts, commissions or finder's fees paid in connection with the placement.

   Pursuant to an agreement we entered into with JEX, effective September 1, 1999 and amended August 14, 2000, JEX received 200,000 shares of common stock as partial consideration under the agreement. The issuance of the securities was exempt pursuant to Rule 506 under Regulation D of the Securities Act.

   Between September 1, 1999 and September 20, 1999, we commenced and completed a private placement of 1,890,000 shares of common stock for $0.60 per share, raising gross proceeds of $1,134,000. The securities were offered and sold to private investors pursuant to Rule 506 under Regulation D of the Securities Act, and there were no underwriting discounts, commissions or finder's fees paid in connection with the placement.

   Between October 21, 1999 and January 17, 2000, we commenced and completed a private placement of 722,000 shares of common stock at a gross price of $1.50 per share (net price of $1.44 per share after commissions) for net proceeds of $1,035,250. Total commissions paid in the offering were $ 47,750. We also granted to the purchasers an option for an aggregate total of 31,834 shares of our common stock at $2.00 per share. All of the purchasers were "accredited investors" as defined under Rule 501 of Regulation D of the

Securities Act, and the issuance of the securities was exempt from registration pursuant to Rule 506 under Regulation D.

   On December 29, 1999, we sold in a private placement 1,851,852 shares of common stock and a warrant to purchase 185,185 shares of common stock at $2.00 per share to Trust Company of the West for net proceeds after discounts of $2,500,000, or $1.35 per share. The issuance of the securities to Trust Company of the West was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities. There were no underwriting discounts, commissions or finder's fees paid in connection with the placement.

   Between December 30, 1999 and January 17, 2000, we commenced and completed a private placement of 47,667 shares of its common stock at a price of $1.50 per share for total proceeds of $71,500. All of the purchasers were "accredited investors" as defined in Rule 501 of Regulation D of the Securities Act, and the issuance of the securities was exempt from registration under Rule 506 of Regulation D. There were no underwriting discounts, commissions or finder's fees paid in connection with the placement.

   On June 8, 2000, we sold to the Southern Ute Indian Tribe doing business as the Southern Ute Indian Tribe Growth Fund 1,250,000 shares of common stock at a price of $2.00 per share for proceeds of $2,500,000 and granted a 90-day option to purchase an additional 1,250,000 shares of common stock at $2.00 per share. The Southern Ute Indian Tribe was an "accredited investor", as defined in Rule 501 of Regulation D of the Securities Act, and the issuance of the securities was exempt from registration pursuant to Rule 506 under Regulation D. There were no underwriting discounts, commissions or finder's fees paid in connection with the placement.

   On August 24, 2000, we sold in a private placement transaction 2,500 shares of its Series A preferred stock and a five-year warrant to purchase 250,000 shares of common stock at an exercise price of $2.00 per share to Trust Company of the West, as an investment manager and custodian on behalf of a client, for net proceeds of $2,500,000. The issuance of the securities to Trust Company of the West was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities. There were no underwriting discounts, commissions or finder's fees paid in connection with the placement.

   On August 24, 2000, the Southern Ute Indian Tribe doing business as the Southern Ute Indian Tribe Growth Fund exercised the option it previously acquired to purchase 1,250,000 shares of common stock for net proceeds of $2,500,000. In order to induce the Southern Ute Indian Tribe Growth Fund to exercise such option, we issued to the Southern Ute Indian Tribe Growth Fund a five-year warrant to purchase 125,000 shares of common stock at an exercise price of $2.00 per share. The issuance of securities to the Southern Ute Indian Tribe Growth Fund was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On August 24, 2000, as part of the formation of Republic Exploration, we granted to each of JEX and a private company in separate private placement transactions a five-year warrant to purchase 62,500 shares of common stock at an exercise price of $2.00 per share. The issuance of these two five-year warrants was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities. There were no underwriting discounts, commissions or finder's fees paid in connection with the placements.

   On September 27, 2000, we sold in a private placement transaction 5,000 shares of its Series B preferred stock to Aquila Energy Capital Corporation for net proceeds of $5,000,000. The issuance of the securities to Aquila Energy Capital Corporation was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities. There were no underwriting discounts, commissions or finder's fees paid in connection with the placement.

   On September 29, 2000, we issued 3,000 shares at a value of $4.88 per share to William H. Gibbons as partial consideration for his services as treasurer. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On September 29, 2000, we issued 2,500 shares at a value of $4.88 per share to an outside consultant as consideration for consulting services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   As of November 10, 2000, in consideration of the extension of the expiration date from December 29, 2000 to March 15, 2001 of our option to purchase an additional 23.3% of Republic Exploration, we granted to each of JEX and the other member of Republic Exploration in separate private placement transactions a five-year warrant to purchase 62,500 shares of common stock at an exercise price of $4.12 per share. These two five-year warrants were exempt from registration under Section 4(2) of the Securities Act, as they did not involve public offerings of securities. There were no underwriting discounts, commissions or finder's fees paid in connection with the placements.

   On December 31, 2000, we issued 3,000 shares of common stock at values ranging from $3.38 per share to $5.82 per share to William H. Gibbons as partial consideration for his services as vice president and treasurer of Contango. The issuance of these securities was exempt from registration under
Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On December 31, 2000, we issued 100 shares of common stock at a value of $5.82 per share to employees as consideration for their services provided to Contango. The issuance of these securities was exempt from registration under
Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On December 31, 2000, we issued 500 shares of common stock at an average value of $4.54 per share to an outside consultant as consideration for consulting services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On March 31, 2001, we issued 400 shares of common stock to employees at values ranging from $5.25 per share to $6.85 per share as partial consideration for their services provided to Contango. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On March 31, 2001, we issued 500 shares of common stock at values ranging from $5.25 per share to $6.85 per share to an outside consultant as consideration for consulting services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On June 30, 2001, we issued 600 shares of common stock to employees at values ranging from $3.81 per share to $4.75 per share as partial consideration for their services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On June 30, 2001, we issued 750 shares of common stock at values ranging from $3.81 per share to $4.74 per share to an outside consultant as consideration for consulting services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On September 30, 2001, we issued 600 shares of common stock to employees at values ranging from $2.61 per share to $2.80 per share as partial consideration for their services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as it did not involve a public offering of securities.

   On September 30, 2001, we issued 750 shares of common stock at values ranging from $2.61 per share to $2.80 per share to an outside consultant as consideration for consulting services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On December 31, 2001, we issued 800 shares of common stock to employees at values ranging from $2.45 per share to $2.99 per share as partial consideration for their services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.


   On December 31, 2001, we issued 1,000 shares of common stock at values ranging from $2.45 per share to $2.99 per share to an outside consultant in consideration for consulting services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act, as it did not involve a public offering of securities.

   On March 31, 2002, we issued 600 shares of common stock to employees at values ranging from $2.89 per share to $3.46 per share as partial consideration for their services. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as it did not involve a public offering of securities.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
  1.1    Form of Underwriting Agreement between Contango Oil & Gas Company and
         Morgan Keegan & Company, Inc.**
  3.1    Certificate of Incorporation of Contango Oil & Gas Company, a Delaware
         corporation. (8)
  3.2    Bylaws of Contango Oil & Gas Company, a Delaware corporation. (8)
  3.3    Agreement of Plan of Merger of Contango Oil & Gas Company, a Delaware
         corporation, and Contango Oil & Gas Company, a Nevada corporation. (8)
  4.1    Facsimile of common stock certificate of the Company. (1)
  4.2    Certificate of Designations, Preferences and Relative Rights and
         Limitations for Series A Senior Convertible Cumulative Preferred Stock
         of Contango Oil & Gas Company, a Delaware corporation. (8)
  4.3    Certificate of Designations, Preferences and Relative Rights and
         Limitations for Series B Senior Convertible Cumulative Preferred Stock
         of Contango Oil & Gas Company, a Delaware corporation. (8)
  4.4    Form of Certificate of Designations, Preferences and Relative Rights
         and Limitations for   % Convertible Cumulative Preferred Stock, Series
         C.**
  4.5    Form of Deposit Agreement among Contango Oil & Gas Company, The Bank of New York and the Owners and Beneficial Owners of Depositary
         Receipts.*
  5.1    Opinion of Morgan, Lewis & Bockius LLP.**
 10.1    Agreement, dated effective as of September 1, 1999, between Contango
         Oil & Gas Company and Juneau Exploration, L.L.C. (2)
 10.2    Securities Purchase Agreement between Contango Oil & Gas Company and
         Trust Company of the West, dated December 29, 1999. (15)
 10.3    Warrant to Purchase Common Stock between Contango Oil & Gas Company and Trust Company of the West, dated December 29, 1999. (3)
 10.4    Co-Sale Agreement among Kenneth R. Peak, Contango Oil & Gas Company and Trust Company of the West, dated December 29, 1999. (3)
 10.5    Securities Purchase Agreement by and between Contango Oil & Gas
         Company and the Southern Ute Indian Tribe doing business as the
         Southern Ute Indian Tribe Growth Fund, dated June 8, 2000. (4)
 10.6    Securities Purchase Agreement dated August 24, 2000 by and between
         Contango Oil & Gas Company and Trust Company of the West. (5)
 10.7    Securities Purchase Agreement dated August 24, 2000 by and between
         Contango Oil & Gas Company and the Southern Ute Indian Tribe doing business as the Southern Ute Indian Tribe Growth Fund. (5)

 Exhibit
 Number                                Description
 -------                               -----------
 10.8    Securities Purchase Agreement dated August 24, 2000 by and between
         Contango Oil & Gas Company and Fairfield Industries Incorporated. (5)
 10.9    Securities Purchase Agreement dated August 24, 2000 by and between
         Contango Oil & Gas Company and Juneau Exploration Company, L.L.C. (5)
 10.10   Amendment dated August 14, 2000 to agreement between Contango Oil &
         Gas Company and Juneau Exploration Company, LLC. dated effective as of
         September 1, 1999. (6)
 10.11   Securities Purchase Agreement dated September 27, 2000 by and between
         Contango Oil & Gas Company and Aquila Energy Capital Corporation. (7)
 10.12   Credit Agreement between Contango Oil & Gas Company and Guaranty Bank,
         FSB, dated June 29, 2001. (9)
 10.13   First Amendment dated as of January 8, 2002 to Credit Agreement between Contango Oil & Gas Company and Guaranty Bank, FSB, dated June
         29, 2001. (10)
 10.14   Asset Purchase Agreement by and among Juneau Exploration, L.P. and
         Contango Oil & Gas Company dated January 4, 2002. (10)
 10.15   Asset Purchase Agreement by and among Mark A. Stephens, John Miller,
         The Hunter Revocable Trust, Linda G. Ferszt, Scott Archer and the
         Archer Revocable Trust and Contango Oil & Gas Company dated January 9,
         2002. (11)
 10.16   Asset Purchase Agreement by and among the Southern Ute Indian Tribe doing business as Red Willow Production Company and Contango Oil & Gas
         Company dated January 28, 2002. (12)
 10.17   Securities Repurchase Agreement by and among the Southern Ute Indian
         Tribe doing business as Red Willow Production Company and Southern Ute
         Indian Tribe Growth Fund and Contango Oil & Gas Company dated March
         28, 2002. (14)
 10.18   Second Amendment dated as of February 13, 2002 to Credit Agreement between Contango Oil & Gas Company and Guaranty Bank, FSB, dated June
         29, 2001. (13)
 10.19   Waiver dated as of March 25, 2002 to Credit Agreement between Contango
         Oil & Gas Company and Guaranty Bank, FSB, dated June 29, 2001. (13)
 10.20   Option Purchase Agreement between Contango Oil & Gas Company and
         Cheniere Energy, Inc. dated June 4, 2002.**
 12      Ratio computation.*
 16.1    Letter from Arthur Andersen LLP to the Securities and Exchange
         Commission dated June 11, 2002. (16)
 21.1    Subsidiaries of the Registrant.*
 23.1    Consent of Arthur Andersen LLP relating to the financial statements of
         Contango Oil & Gas Company.**
 23.2    Consent of Arthur Andersen LLP relating to acquired properties.**
 23.3    Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).**
 23.4    Consent of William M. Cobb & Associates, Inc.*
 23.5    Consent of W.D. Von Gonten & Co.*
 24.1    Power of Attorney (included on signature page).*
 99.1    Letter to the SEC regarding Arthur Andersen LLP. (17)

--------

*  Previously filed.


** Filed herewith.

(1) Filed as an exhibit to the Company's Form 10-SB Registration Statement, as filed with the Securities and Exchange Commission on October 16, 1998.
(2) Filed as an exhibit to the Company's Form 10-QSB for the quarter ended June 30, 1999, as filed with the Securities and Exchange Commission on November 11, 1999.
(3) Filed as an exhibit to the Company's Form 10-QSB for the quarter ended December 31, 1999, as filed with the Securities and Exchange Commission on February 14, 2000.
(4) Filed as an exhibit to the Company's report on Form 8-K, dated June 8, 2000, as filed with the Securities and Exchange Commission on June 14, 2000.
(5) Filed as an exhibit to the Company's report on Form 8-K, dated August 24, 2000, as filed with the Securities and Exchange Commission of September 8, 2000.
(6) Filed as an exhibit to the Company's annual report on Form 10-KSB for the fiscal year ended June 30, 2000, as filed with the Securities and Exchange Commission on September 27, 2000.
(7) Filed as an exhibit to the Company's report on Form 8-K, dated September 27, 2000, as filed with the Securities and Exchange Commission on October 3, 2000.
(8) Filed as an exhibit to the Company's report on Form 8-K, dated December 1, 2000, as filed with the Securities and Exchange Commission on December 15, 2000.

(9) Filed as an exhibit to the Company's annual report on Form 10-KSB for the fiscal year ended June 30, 2001, as filed with the Securities and Exchange Commission on September 21, 2001.
(10) Filed as an exhibit to the Company's report on Form 8-K, dated January 4, 2002, as filed with the Securities and Exchange Commission on January 8, 2002.
(11) Filed as an exhibit to the Company's Form 10-QSB for the quarter ended December 31, 2001, as filed with the Securities and Exchange Commission on February 14, 2002.
(12) Filed as an exhibit to the Company's report on Form 8-K, dated March 8, 2002, as filed with the Securities and Exchange Commission on March 15, 2002.
(13) Filed as an exhibit to the Company's report filed on Form 10-QSB for the quarter ended March 31, 2002, dated May 2, 2002, as filed with the Securities and Exchange Commission.
(14) Filed as an exhibit to the Company's report on Form 8-K, dated March 28, 2002, as filed with the Securities and Exchange Commission on April 3, 2002.
(15) Filed as an exhibit to the Company's Form 10-QSB/A for the quarter ended December 31, 1999, as filed with the Securities and Exchange Commission on June 4, 2002.

(16) Filed as an exhibit to the Company's report on Form 8-K, dated June 10, 2002, as filed with the Securities and Exchange Commission on June 14, 2002.


(17) Filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-88252) as filed with the Securities and Exchange Commission on May 15, 2002.


   (b) Financial Statement Schedules.

   Schedule II--Valuation and Qualifying accounts.

   All other information for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17. Undertakings.

   (a) The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by Section 10 (a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the formation in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation form the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) Include any additional or changed material information on the plan of distribution.

   (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to the initial bona fide offering.

   (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities (other than the payment by the registrant incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Houston, State of Texas, on June 14, 2002.


                                          Contango Oil & Gas Company

Date: June 14, 2002                           /s/ William H. Gibbons
                                          By: _________________________________
                                                  William H. Gibbons
                                             Vice President and Treasurer




   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                 Name                            Title                   Date
                 ----                            -----                   ----

                  *                    Chairman of the Board,        June 14, 2002
______________________________________  Chief Executive Officer,
           Kenneth R. Peak              Chief Financial Officer,
                                        President and Secretary

                  *                    Director                      June 14, 2002
______________________________________
            John B. Juneau

                  *                    Director                      June 14, 2002
______________________________________
           Joseph J. Romano

                  *                    Director                      June 14, 2002
______________________________________
         Darrell W. Williams

                  *                    Director                      June 14, 2002
______________________________________
            Jay D. Brehmer

                  *                    Controller (Principal         June 14, 2002
______________________________________  Accounting Officer)
            Lesia Bautina

      /s/ William H. Gibbons
*By: _________________________________
          William H. Gibbons
           Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  1.1    Form of Underwriting Agreement between Contango Oil & Gas Company and
         Morgan Keegan & Company, Inc.**
  3.1    Certificate of Incorporation of Contango Oil & Gas Company, a Delaware
         corporation. (8)
  3.2    Bylaws of Contango Oil & Gas Company, a Delaware corporation. (8)
  3.3    Agreement of Plan of Merger of Contango Oil & Gas Company, a Delaware
         corporation, and Contango Oil & Gas Company, a Nevada corporation. (8)
  4.1    Facsimile of common stock certificate of the Company. (1)
  4.2    Certificate of Designations, Preferences and Relative Rights and
         Limitations for Series A Senior Convertible Cumulative Preferred Stock
         of Contango Oil & Gas Company, a Delaware corporation. (8)
  4.3    Certificate of Designations, Preferences and Relative Rights and
         Limitations for Series B Senior Convertible Cumulative Preferred Stock
         of Contango Oil & Gas Company, a Delaware corporation. (8)
  4.4    Form of Certificate of Designations, Preferences and Relative Rights
         and Limitations for   % Convertible Cumulative Preferred Stock, Series
         C.**
  4.5    Form of Deposit Agreement among Contango Oil & Gas Company, The Bank of New York and the Owners and Beneficial Owners of Depositary
         Receipts.*
  5.1    Opinion of Morgan, Lewis & Bockius LLP. **
 10.1    Agreement, dated effective as of September 1, 1999, between Contango
         Oil & Gas Company and Juneau Exploration, L.L.C. (2)
 10.2    Securities Purchase Agreement between Contango Oil & Gas Company and
         Trust Company of the West, dated December 29, 1999. (15)
 10.3    Warrant to Purchase Common Stock between Contango Oil & Gas Company and Trust Company of the West, dated December 29, 1999. (3)
 10.4    Co-Sale Agreement among Kenneth R. Peak, Contango Oil & Gas Company and Trust Company of the West, dated December 29, 1999. (3)
 10.5    Securities Purchase Agreement by and between Contango Oil & Gas
         Company and the Southern Ute Indian Tribe doing business as the
         Southern Ute Indian Tribe Growth Fund, dated June 8, 2000. (4)
 10.6    Securities Purchase Agreement dated August 24, 2000 by and between
         Contango Oil & Gas Company and Trust Company of the West. (5)
 10.7    Securities Purchase Agreement dated August 24, 2000 by and between
         Contango Oil & Gas Company and the Southern Ute Indian Tribe doing business as the Southern Ute Indian Tribe Growth Fund. (5)
 10.8    Securities Purchase Agreement dated August 24, 2000 by and between
         Contango Oil & Gas Company and Fairfield Industries Incorporated. (5)
 10.9    Securities Purchase Agreement dated August 24, 2000 by and between
         Contango Oil & Gas Company and Juneau Exploration Company, L.L.C. (5)
 10.10   Amendment dated August 14, 2000 to agreement between Contango Oil &
         Gas Company and Juneau Exploration Company, LLC. dated effective as of
         September 1, 1999. (6)
 10.11   Securities Purchase Agreement dated September 27, 2000 by and between
         Contango Oil & Gas Company and Aquila Energy Capital Corporation. (7)
 10.12   Credit Agreement between Contango Oil & Gas Company and Guaranty Bank,
         FSB, dated June 29, 2001. (9)
 10.13   First Amendment dated as of January 8, 2002 to Credit Agreement between Contango Oil & Gas Company and Guaranty Bank, FSB, dated June
         29, 2001. (10)
 10.14   Asset Purchase Agreement by and among Juneau Exploration, L.P. and
         Contango Oil & Gas Company dated January 4, 2002. (10)

 Exhibit
 Number                                Description
 -------                               -----------
 10.15   Asset Purchase Agreement by and among Mark A. Stephens, John Miller,
         The Hunter Revocable Trust, Linda G. Ferszt, Scott Archer and the
         Archer Revocable Trust and Contango Oil & Gas Company dated January 9,
         2002. (11)
 10.16   Asset Purchase Agreement by and among the Southern Ute Indian Tribe doing business as Red Willow Production Company and Contango Oil & Gas
         Company dated January 28, 2002. (12)
 10.17   Securities Repurchase Agreement by and among the Southern Ute Indian
         Tribe doing business as Red Willow Production Company and Southern Ute
         Indian Tribe Growth Fund and Contango Oil & Gas Company dated March
         28, 2002.(14)
 10.18   Second Amendment dated as of February 13, 2002 to Credit Agreement between Contango Oil & Gas Company and Guaranty Bank, FSB, dated June
         29, 2001. (13)
 10.19   Waiver dated as of March 25, 2002 to Credit Agreement between Contango
         Oil & Gas Company and Guaranty Bank, FSB, dated June 29, 2001. (13)
 10.20   Option Purchase Agreement between Contango Oil & Gas Company and
         Cheniere Energy, Inc. dated June 4, 2002.**
 12      Document regarding ratio computation. *
 16.1    Letter from Arthur Andersen LLP to the Securities and Exchange
         Commission dated June 11, 2002. (16)
 21.1    Subsidiaries of the Registrant. *
 23.1    Consent of Arthur Andersen LLP relating to the financial statements of
         Contango Oil & Gas Company. **
 23.2    Consent of Arthur Andersen LLP relating to acquired properties. **
 23.3    Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1). **
 23.4    Consent of William M. Cobb & Associates, Inc. *
 23.5    Consent of W.D. Von Gonten & Co. *
 24.1    Power of Attorney (included on signature page). *
 99.1    Letter to the SEC regarding Arthur Andersen LLP. (17)

--------

*  Previously filed.


** Filed herewith.

(1) Filed as an exhibit to the Company's Form 10-SB Registration Statement, as filed with the Securities and Exchange Commission on October 16, 1998.
(2) Filed as an exhibit to the Company's Form 10-QSB for the quarter ended June 30, 1999, as filed with the Securities and Exchange Commission on November 11, 1999.
(3) Filed as an exhibit to the Company's Form 10-QSB for the quarter ended December 31, 1999, as filed with the Securities and Exchange Commission on February 14, 2000.
(4) Filed as an exhibit to the Company's report on Form 8-K, dated June 8, 2000, as filed with the Securities and Exchange Commission on June 14, 2000.
(5) Filed as an exhibit to the Company's report on Form 8-K, dated August 24, 2000, as filed with the Securities and Exchange Commission of September 8, 2000.
(6) Filed as an exhibit to the Company's annual report on Form 10-KSB for the fiscal year ended June 30, 2000, as filed with the Securities and Exchange Commission on September 27, 2000.
(7) Filed as an exhibit to the Company's report on Form 8-K, dated September 27, 2000, as filed with the Securities and Exchange Commission on October 3, 2000.
(8) Filed as an exhibit to the Company's report on Form 8-K, dated December 1, 2000, as filed with the Securities and Exchange Commission on December 15, 2000.
(9) Filed as an exhibit to the Company's annual report on Form 10-KSB for the fiscal year ended June 30, 2001, as filed with the Securities and Exchange Commission on September 21, 2001.
(10) Filed as an exhibit to the Company's report on Form 8-K, dated January 4, 2002, as filed with the Securities and Exchange Commission on January 8, 2002.
(11) Filed as an exhibit to the Company's Form 10-QSB for the quarter ended December 31, 2001, as filed with the Securities and Exchange Commission on February 14, 2002.
(12) Filed as an exhibit to the Company's report on Form 8-K, dated March 8, 2002, as filed with the Securities and Exchange Commission on March 15, 2002.
(13) Filed as an exhibit to the Company's report filed on Form 10-QSB for the quarter ended March 31, 2002, dated May 2, 2002, as filed with the Securities and Exchange Commission.
(14) Filed as an exhibit to the Company's report on Form 8-K, dated March 28, 2002 as filed with the Securities and Exchange Commission on April 3, 2002.
(15) Filed as an exhibit to the Company's Form 10-QSB/A for the quarter ended December 31, 1999, as filed with the Securities and Exchange Commission on June 4, 2002.

(16) Filed as an exhibit to the Company's report on Form 8-K, dated June 10, 2002, as filed with the Securities and Exchange Commission on June 14, 2002.


(17) Filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-88252) as filed with the Securities and Exchange Commission on May 15, 2002.


                                       2